As filed with the Securities and Exchange Commission on May 11, 2005
Registration No. 333-123028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CITI TRENDS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	5600	52-2150697
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS employer identification number)

102 Fahm Street
Savannah, Georgia 31401
(912) 236-1561
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. Edward Anderson
Chief Executive Officer
Citi Trends, Inc.
102 Fahm Street
Savannah, Georgia 31401
(912) 236-1561
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William F. Schwitter, Esq.	Richard C. Tilghman, Jr., Esq.
Paul, Hastings, Janofsky & Walker LLP	Wm. David Chalk, Esq.
75 East 55th Street	DLA Piper Rudnick Gray Cary US LLP
New York, New York 10022	6225 Smith Avenue
(212) 318-6000	Baltimore, Maryland 21209
(212) 319-4090 (fax)	(410) 580-3000
(410) 580-3001 (fax)

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class of	Amount to be	Aggregate Offering	Amount of
Securities to be Registered	Registered	Price(1)(2)	Registration Fee(3)

Common Stock, par value $.01 per share	4,427,500	$57,557,500	$6,774.52

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock subject to the underwriters’ over-allotment option.

(3)	Previously paid.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated May 11, 2005
3,850,000 Shares
Common Stock
$             per share
This is an initial public offering of shares of common stock of Citi Trends, Inc. Citi Trends is offering 2,700,000 shares of common stock and the selling stockholders identified in this prospectus are offering 1,150,000 shares of common stock.
We anticipate that the initial public offering price will be between $12.00 and $14.00 per share. The market price of the shares after the offering may be higher or lower than the offering price.
We intend to list our common stock on the Nasdaq National Market under the symbol “CTRN.”
Investing in the common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Price to the public	$	$
Underwriting discount
Proceeds to Citi Trends, Inc.
Proceeds to the selling stockholders
We have granted an option to the underwriters to purchase up to a maximum of 577,500 additional shares of our common stock within 30 days following the date of this prospectus to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets

Piper Jaffray	SG Cowen & Co.	Wachovia Securities
The date of this prospectus is                     , 2005

Citi Trends

Fashion for LESS

TRENDY FASHIONS AT EVERYDAY LOW PRICES

Citi Trends

Prospectus Summary
This summary highlights information contained in other parts of this prospectus, and because it is only a summary, it does not contain all of the information that you should consider before buying shares. You should read the entire prospectus carefully. All share numbers in this prospectus reflect a 26-for-one stock split of our common stock, which was effected on May 11, 2005. Our fiscal year ends on the Saturday closest to January 31, and, except as otherwise provided, references in this prospectus to a fiscal year mean the 52-or 53-week period ended on the Saturday closest to January 31 of the succeeding year. Fiscal 2004, for example, refers to the fiscal year ended January 29, 2005.
Citi Trends, Inc.
We are a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. We offer quality, branded merchandise for men, women and children, including products from nationally recognized brands, as well as private label products and a limited assortment of home décor items. Our merchandise offerings are designed to appeal to the preferences of fashion conscious consumers, particularly African-Americans. Through strong relationships with our suppliers, we believe that we are able to offer our products at compelling values. We seek to provide nationally recognized branded merchandise at 20% to 60% discounts to department and specialty stores’ regular prices.
We currently operate 212 stores in both urban and rural markets in twelve states. Originally our stores were located in the Southeast, and we have recently expanded into the Mid-Atlantic region and Texas. Our stores average approximately 8,700 square feet of selling space, and our stores opened since the beginning of fiscal 2003 average approximately 10,350 square feet of selling space. Our stores are generally located in neighborhood strip shopping centers that are convenient to low and moderate income consumers. These locations allow us to serve our customers at rents that we believe are attractive, and combined with our differentiated merchandise assortment, compelling value proposition and efficient operating model, enable us to generate strong return on store investments. Our new stores typically pay back our unit investment within 12 to 14 months.
Our predecessor was founded in 1946 and grew to become a chain of family apparel stores operating in the Southeast under the Allied Department Stores name. In 1999, our chain of stores, then consisting of 85 stores throughout the Southeast, was acquired by Hampshire Equity Partners II, L.P., or Hampshire Equity Partners, a private equity firm. Our management team implemented several strategies that have driven our success including refining our merchandise offerings with a focus on urban fashions for the entire family, accelerating and completing the remodeling of virtually all of the 85 acquired stores, and executing an aggressive new store growth plan. We have

•	grown our store base from 85 stores at the time of the acquisition to 212 stores as of April 22, 2005;

•	increased average sales per store from $0.8 million in fiscal 2000 to $1.1 million in fiscal 2004;

•	generated comparable store sales increases in each of the past five fiscal years;

•	increased sales from $80.9 million in fiscal 2000 to $203.4 million in fiscal 2004, representing a compound annual growth rate of approximately 26%; and

•	increased net income from $1.2 million in fiscal 2000 to $7.3 million in fiscal 2004.

Our goal is to be the leading value-priced retailer of urban fashion apparel and accessories. We believe the following business strengths differentiate us from our competitors and are important to our success:

•	focus on providing a timely and fashionable assortment of urban apparel and accessories;

•	superior value proposition, with nationally recognized brands offered at 20% to 60% discounts to department and specialty stores’ regular prices;

•	merchandise mix that appeals to the entire family, distinguishing our stores from many competitors that focus only on women and reducing our exposure to fashion trends and demand cycles in any single category;

•	strong and flexible sourcing relationships managed by our 20-member buying team, staffed by individuals with an average of more than 20 years of retail experience;

•	attractive fashion presentation and store environment similar to a specialty apparel retailer, rather than a typical off-price store; and

•	highly profitable store model.
Our growth strategy is to open stores in new and existing markets, as well as to increase sales in existing stores. Adding stores in the markets we currently serve enables us to benefit from enhanced name recognition and achieve advertising and operating synergies, and entering new markets opens additional growth opportunities. We expect to open 40 new stores in each of fiscal 2005 and fiscal 2006, and as of April 22, we had opened twelve new stores in fiscal 2005. Approximately 70% of the new stores we intend to open in fiscal 2005 and fiscal 2006 will be located in states we currently serve. We intend to increase comparable store sales primarily through merchandising enhancements and the expansion of product categories such as home décor and intimate apparel.
Corporate Information
We are incorporated in Delaware, and our principal executive offices are located at 102 Fahm Street, Savannah, Georgia 31401. Our telephone number is (912) 236-1561 and website address is www.cititrends.com. Information contained in, or accessible through, our website does not constitute part of this prospectus.

The Offering

Common stock offered by Citi Trends, Inc.	2,700,000 shares

Common stock offered by the selling stockholders	1,150,000 shares

Common stock to be outstanding after the offering	11,995,000 shares

Use of proceeds	We estimate that the net proceeds to be received by us from this offering will be approximately $31.1 million, after deducting underwriting discounts and commissions and offering expenses payable by us. Approximately $3.5 million of these net proceeds will be used to redeem all of our outstanding Series A preferred stock, $.01 par value per share, or Series A Preferred Stock, and to pay all accrued and unpaid dividends thereon, and $1.5 million will be used to repay outstanding indebtedness. We expect that the remainder of our net proceeds will be used for new store openings, the acquisition, design and construction or lease of a new distribution center in fiscal 2006 and general corporate purposes. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

Proposed Nasdaq National Market Symbol	“CTRN”
Unless otherwise stated, information in this prospectus assumes:

•	a 26-for-one stock split of our common stock, which was effected on May 11, 2005;

•	no exercise of outstanding options to purchase 1,847,248 shares of common stock outstanding as of April 28, 2005, at a weighted average exercise price of $1.10 per share, other than the 29,654 options to be exercised by certain selling stockholders in connection with this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial and Operating Data
The following table provides summary financial and operating data for each of the fiscal years in the five-year period ended January 29, 2005, including: (a) our statement of income data for each such period, (b) additional operating data for each such period and (c) our balance sheet data as of January 29, 2005, on an actual basis and as adjusted to give effect to the receipt and application of the net proceeds from this offering, assuming an initial offering price of $13.00 per share. The statement of income data for fiscal 2002, fiscal 2003 and fiscal 2004 are derived from financial statements included elsewhere in this prospectus that have been audited by KPMG LLP, independent registered public accountants. The statement of income data for fiscal 2000 and fiscal 2001 are derived from our audited financial statements that are not included in this prospectus. The summary financial and operating data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the sections of this prospectus entitled “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended(1)

	February 3,	February 2,	February 1,	January 31,	January 29,
	2001	2002	2003	2004	2005

	(dollars in thousands, except per share amounts)
Statement of Income Data:
Net sales	$80,939	$97,933	$124,951	$157,198	$203,442
Cost of sales	51,762	62,050	77,807	98,145	127,308

Gross profit	29,177	35,883	47,144	59,053	76,134
Selling, general and administrative expenses	26,834	31,405	38,760	48,845	63,594

Income from operations	2,343	4,478	8,385	10,208	12,540
Interest expense(2)	787	455	256	563	732

Income before income taxes	1,556	4,023	8,129	9,645	11,808
Income tax expense	358	1,566	3,101	3,727	4,551

Net income	$1,198	$2,457	$5,028	$5,918	$7,257

Net income per common share:
Basic	$0.09	$0.23	$0.51	$0.62	$0.78
Diluted	$0.09	$0.22	$0.44	$0.54	$0.67
Weighted average shares used to compute net income per share:
Basic	9,269,000	9,219,167	9,295,000	9,295,000	9,302,800
Diluted	9,269,000	9,791,999	10,757,110	10,771,410	10,879,388

Additional Operating Data:
Number of stores:
Opened during period	23	12	16	25	40
Closed during period	0	4	2	1	1
Open at end of period	115	123	137	161	200
Selling square footage at end of period	786,534	891,843	1,043,713	1,290,039	1,715,943
Comparable store sales increase(3)	17.6%	6.5%	14.6%	5.7%	3.0%
Average sales per store(4)	$782	$823	$961	$1,055	$1,127
(footnotes on following page)

	As of January 29, 2005

	Actual	As Adjusted

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,801	$37,429
Total assets	70,790	96,417
Total liabilities	47,025	41,543
Total stockholders’ equity	23,765	54,875

(1)	Our fiscal year ends on the Saturday closest to January 31 of each year. Fiscal years 2001, 2002, 2003 and 2004 comprise 52 weeks. Fiscal year 2000 comprises 53 weeks.

(2)	Our Series A Preferred Stock, which will be redeemed using a portion of the net proceeds from this offering, was reclassified as debt as of the second quarter of fiscal 2003, in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The amount of dividends treated as interest expense was $324,450 in fiscal 2004, $189,000 in fiscal 2003 and none in fiscal 2002.

(3)	Stores included in the comparable store sales calculation for any period are those stores that were opened prior to the beginning of the preceding fiscal year and were still open at the end of such period. Relocated stores and expanded stores are included in the comparable store sales results.

(4)	Average sales per store is defined as net sales divided by the average of stores open at the end of the prior period and stores open at the end of the current period.

Risk Factors
An investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Citi Trends, Inc.
Our success depends on our ability to anticipate, identify and respond rapidly to changes in consumers’ fashion tastes, and our failure to evaluate adequately fashion trends could have a material adverse effect on our business, financial condition and results of operations.
The apparel industry in general and our core customer market in particular are subject to rapidly evolving fashion trends and shifting consumer demands. Accordingly, our success is heavily dependent on our ability to anticipate, identify and capitalize on emerging fashion trends, including products, styles and materials that will appeal to our target consumers. Our failure to anticipate, identify or react appropriately to changes in styles, trends, brand preferences or desired image preferences is likely to lead to lower demand for our merchandise, which could cause, among other things, sales declines, excess inventories and higher markdowns. The inaccuracy of our forecasts regarding fashion trends could have a material adverse effect on our business, financial condition and results of operations.
If we are unsuccessful in competing with our retail apparel competitors, our market share could decline or our growth could be impaired and, as a result, our financial results could suffer.
The retail apparel market is highly competitive, with few barriers to entry. We compete against a diverse group of retailers, including national off-price apparel chains such as The TJX Companies, Inc., or TJX Companies, Burlington Coat Factory Warehouse Corp., or Burlington Coat Factory, and Ross Stores, Inc., or Ross Stores; mass merchants such as Wal-Mart and Kmart; smaller discount retail chains that only sell women’s products, such as Rainbow, Dots, Fashion Cents, It’s Fashions (a subsidiary of The Cato Corporation) and Simply Fashions; and general merchandise discount stores and dollar stores, which offer a variety of products, including apparel, for the value-conscious consumer. We also compete against local off-price and specialty retail stores, regional retail chains, traditional department stores, and Internet and other direct retailers.
The level of competition we face from these retailers varies depending on the product segment, as many of our competitors do not offer apparel for the entire family. Our greatest competition is generally in women’s apparel. Many of our competitors are larger than we are and have substantially greater resources than we do and, as a result, may be able to adapt better to changing market conditions, exploit new opportunities, exert greater pricing pressures on suppliers and open new stores more quickly and effectively than we can. Many of these retailers have better name recognition among consumers than we have and purchase significantly more merchandise from vendors. These retailers may be able to purchase branded merchandise that we cannot purchase because of their name recognition and relationships with suppliers, or they may be able to purchase branded merchandise with better pricing concessions than we receive. Our local and regional competitors have extensive knowledge of the consumer base and may be able to garner more loyalty from customers than we can. In addition, our online competitors enjoy a retailing advantage over us as we have only recently completed the upgrade of our website to enable Internet sales of selected urban branded apparel provided by third parties. If the consumer base we serve is satisfied with the selection, quality and price of our competitors’ products, consumers may decide not to shop in our stores. Additionally, if our existing competitors or other retailers decide to focus more on our core customers, particularly African-Americans consumers, we may have greater difficulty in competing effectively, our business and results of operations could be adversely affected, and the market price of our common stock could suffer.

The retail industry periodically has experienced consolidation and other ownership changes. In the future, other United States or foreign retailers may consolidate, undergo restructurings or reorganizations, or realign their affiliations. Any of these developments could result in our competitors increasing their buying power or market visibility. These developments may cause us to lose market share and could have a material adverse effect on our sales, revenues and results of operations.
We could experience a reduction in sales and revenues or reduced cash flows if we are unable to fulfill our current and future merchandising needs.
We depend on our suppliers for the continued availability and satisfactory quality of our merchandise. Most of our suppliers could discontinue selling to us at any time. Additionally, if the manufacturers or other owners of brands or trademarks terminate the license agreements under which some of our suppliers sell us products, we may be unable to obtain replacement merchandise of comparable fashion appeal or quality, in the same quantities or at the same prices. If we lose the services of one or more of our significant suppliers or one or more of them fail to meet our merchandising needs, we may be unable to obtain replacement merchandise in a timely manner. If our existing suppliers cannot meet our increased needs and we cannot locate alternative supply sources, we may be unable to obtain sufficient quantities of the most popular items of the nationally recognized brands at attractive prices, which could negatively impact our sales, revenues and results of operations.
As an apparel retailer, we rely on numerous third-parties in the supply chain to produce and deliver the products that we sell, and our business may be negatively impacted by their failure to comply with applicable law.
As an importer and retailer of goods, we rely on numerous third parties to supply the products that we sell. Violations of law by our importers, buying agents, manufacturers or distributors could result in delays in shipments and receipt of goods and could subject us to fines or other penalties, any of which could restrict our business activities, increase our operating expenses or cause our revenues to decline. Further, we are susceptible to the receipt of counterfeit brands or unlicensed goods. We could incur liability with manufacturers or other owners of the brands or trademarked products if we inadvertently receive and sell counterfeit brands or unlicensed goods and, therefore, is important that we establish relationships with reputable vendors to prevent the possibility that we inadvertently receive counterfeit brands or unlicensed goods. Although we have a quality assurance team to check merchandise in an effort to assure that we purchase only authentic brands and licensed goods and are careful in selecting our vendors, we may receive products that we are prohibited from selling or incur liability for selling counterfeit brands or unlicensed goods, which could increase our operating expenses and cause our net income to decline.
If our growth strategy is unsuccessful, our financial condition and results of operation could suffer and the market price of our common stock could decline.
Our ability to continue to increase our net sales and earnings depends, in large part, on opening new stores and operating our new and existing stores profitably. We opened 40 new stores in fiscal 2004 and 25 new stores in fiscal 2003. We expect to open 40 new stores in each of fiscal 2005 and fiscal 2006, and as of April 22, we had opened twelve new stores in fiscal 2005. If we are unable to open all of these stores or operate them profitability, we may not achieve our forecasted sales and earnings growth targets. Additionally, growth of our store base will place increased demands on our operating, managerial and administrative resources and may lead to management and operating inefficiencies, including merchandising, personnel, distribution and integration problems. These demands and inefficiencies may cause deterioration in the financial performance of our individual stores and, therefore, our entire business.

We could experience increased operating costs and limited amounts of growth if we are unable to obtain reasonably priced financing.
We may need to raise additional debt or equity capital in the future to open new stores, to respond to competitive pressures or to respond to unforeseen financial requirements. We may not be able to obtain additional capital on commercially reasonable terms or at all. Our inability to obtain reasonably priced financing could create increased operating costs and diminished levels of growth, as we could be forced to incur indebtedness with above-market interest rates or with substantial restrictive covenants, issue equity securities that dilute the ownership interests of existing stockholders or scale back our operations and/or store growth strategy.
A significant disruption to our distribution process or southeastern retail locations could have a material adverse effect on our business, financial condition and results of operations.
Our ability to distribute merchandise to our store locations in a timely manner is essential to the efficient and profitable operation of our business. At the center of our distribution process are our two distribution centers located in Savannah, Georgia, one of which also serves as our corporate headquarters. Any natural disaster or other disruption to the operation of either of these facilities due to fire, hurricane, other natural disaster or any other cause could damage a significant portion of our inventory or impair our ability to stock adequately our stores and process product returns to suppliers.
In addition, Savannah, Georgia and the southeastern United States are vulnerable to significant damage or destruction from hurricanes and tropical storms. Although we maintain insurance on our stores and other facilities, the economic effects of a natural disaster that affects our distribution centers and/or a significant number of our stores could increase our operating expenses, impair our cash flows and reduce our revenues, which could negatively impact the market price of our common stock.
Our growth strategy requires that we expand our distribution capacity, and, in the event that we are unable to find a suitable location for such a facility, our business, financial condition and results of operations could be materially adversely affected.
We will need additional distribution capacity in the next two to three years to support our anticipated growth. Although we currently intend to acquire, design and construct or lease a new distribution center during this time period, there is no assurance that we will be able to do so in a cost efficient manner. In order to maintain the efficient operation of our business, additional centers may need to be located in closer proximity to the new markets that we enter. In addition, we may have difficulty finding suitable locations for new distribution centers, and, if we do, they may be more expensive to operate than our existing facilities. Our failure to expand our distribution capacity on a timely basis to keep pace with our anticipated growth in stores could have a material adverse effect on our business, financial condition and results of operations.
Our net sales, inventory levels and earnings fluctuate on a seasonal basis, which makes our business more susceptible to adverse events that occur during those seasons.
Our net sales and earnings are disproportionately higher during the first and fourth quarters each year due to the importance of the spring selling season, which includes Easter, and the fall selling season, which includes Christmas. Factors negatively affecting us during the first and fourth quarters, including adverse weather and unfavorable economic conditions, will have a greater adverse effect on our financial condition than if our business were less seasonal.
In order to prepare for the spring and fall selling seasons, we must order and keep in stock significantly more merchandise than during other parts of the year. This seasonality makes our business more susceptible to the risk that our inventory will not satisfy actual consumer demand. Any unanticipated demand imbalances during these peak shopping seasons could require us either to sell excess inventory at a substantial markdown or fail to satisfy our consumers. In either event, our net sales and gross margins may be lower than historical levels, which could have a material adverse effect on our business, financial condition and results of operations.
We experience fluctuations and variability in our comparable store sales and quarterly results of operations and, as a result, the market price of our common stock may fluctuate or decline substantially.
Our comparable store sales and quarterly results have fluctuated significantly in the past based on a number of economic, seasonal and competitive factors, and we expect them to continue to fluctuate in the future. Since the beginning of fiscal 2003, our quarter-to-quarter comparable store sales have ranged from an increase of 0.3% to an increase of 9.6%. In addition, we may be unable to maintain historical levels of comparable store sales as we execute our growth strategy and expand our business. This variability could cause our comparable store sales and quarterly results to fall below the expectations of securities analysts or investors, which could result in volatility of the market price of our common stock. If our comparable store sales and quarterly results fail to meet the expectations of the market generally, the market price of our common stock could decline substantially.
Our sales and revenues could decline as a result of general economic and other factors outside of our control, such as changes in consumer spending patterns and declines in employment levels.
Downturns, or the expectation of a downturn, in general economic conditions could adversely affect consumer spending patterns, our sales and our results of operations. Because apparel generally is a discretionary purchase, declines in consumer spending patterns may have a more negative effect on apparel retailers than some other retailers. Therefore, we may not be able to maintain our historical rate of growth in revenues and earnings, or remain as profitable, if there is a decline in consumer spending patterns. In addition, since the majority of our stores are located in the southeastern United States, our operations are more susceptible to regional factors than the operations of our more geographically diversified competitors. Therefore, any adverse economic conditions that have a disproportionate effect on the southeastern United States could have a greater negative effect on our sales, revenues and results of operations than on retailers with a more geographically diversified store base.
Our failure to protect our trademarks could have a negative effect on our brand image and limit our ability to penetrate new markets.
We believe that our “Citi Trends” trademark is integral to our store design and our success in building consumer loyalty to our brand. We have registered this trademark with the U.S. Patent and Trademark Office. We have also registered, or applied for registration of, additional trademarks with the U.S. Patent and Trademark Office that we believe are important to our business. We cannot assure you that these registrations will prevent imitation of our name, merchandising concept, store design or private label merchandise or the infringement of our other intellectual property rights by others. Imitation of our name, concept, store design or merchandise in a manner that projects lesser quality or carries a negative connotation of our brand image could have a material adverse effect on our business, financial condition and results of operations.
In addition, we cannot assure you that others will not try to block the manufacture or sale of our private label merchandise by claiming that our merchandise violates their trademarks or other proprietary rights since other entities may have rights to trademarks that contain the word “Citi” or may have rights in similar or competing marks for apparel and/ or accessories. Although we cannot currently estimate the likelihood of success of any such lawsuit or ultimate resolution of such a conflict, such a controversy could have a material adverse effect on our business, financial condition and results of operations.

Our failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition, results of operations and stock price.
We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We will be required to comply with Section 404 no later than the time we file our annual report for fiscal 2006 with the Securities and Exchange Commission, or the Commission. During the course of our testing, we may identify deficiencies in our internal controls, which we may be unable to correct in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards as then in effect or as supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business, financial condition and results of operations could be harmed, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.
Adverse trade restrictions may disrupt our supply of merchandise. We also face various risks because much of our merchandise is imported from abroad.
We purchase the products we sell directly from over 1,000 vendors, and a substantial portion of this merchandise is manufactured outside of the United States and imported by our vendors from countries such as China and other areas of the Far East, including Taiwan and the Philippines. The countries in which our merchandise currently is manufactured or may be manufactured in the future could become subject to new trade restrictions imposed by the United States or other foreign governments. Trade restrictions, including increased tariffs or quotas, embargoes, and customs restrictions, against apparel items, as well as United States or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us and have a material adverse effect on our business, financial condition and results of operations. In addition, our merchandise supply could be impacted if our vendors’ imports become subject to existing or future duties and quotas, or if our vendors face increased competition from other companies for production facilities, import quota capacity and shipping capacity.
We also face a variety of other risks generally associated with relying on vendors that do business in foreign markets and import merchandise from abroad, such as:

•	political instability or the threat of terrorism, in particular in countries where our vendors source merchandise such as Taiwan and the Philippines;

•	enhanced security measures at United States and foreign ports, which could delay delivery of imports;

•	imposition of new or supplemental duties, taxes, and other charges on imports;

•	delayed receipt or non-delivery of goods due to the failure of foreign-source suppliers to comply with applicable import regulations;

•	delayed receipt or non-delivery of goods due to organized labor strikes or unexpected or significant port congestion at United States ports; and

•	local business practice and political issues, including issues relating to compliance with domestic or international labor standards which may result in adverse publicity.
The United States may impose new initiatives that adversely affect the trading status of countries where apparel is manufactured. These initiatives may include retaliatory duties or other trade sanctions that, if enacted, would increase the cost of products imported from countries where our vendors acquire merchandise. Any of these factors could have a material adverse effect on our sales, revenues and result of operations.

The removal of import quotas on textiles and clothing may adversely affect our merchandise supply, impact our sales and reduce our cash flows.
On January 1, 2005, in accordance with the World Trade Organization, or the WTO, Agreement on Textiles and Clothing, the import quotas on textiles and clothing manufactured by countries that are members of the WTO were eliminated. While the exact impact of this quota removal is uncertain, the increased access to foreign textile markets could result in a surge of imported goods from countries that benefit from the removal of the quotas which, in turn, could create logistical delays in our ability to maintain required inventory levels. In addition, the quota removal may alter the cost differential between vendors that source domestically and vendors that source more extensively from overseas. We believe this could lower the cost of apparel products and thereby reduce our average dollar amount of sales per customer in our stores.
Various actions have been taken or threatened by parties affected by the removal of the quotas, including the filing of a petition on behalf of the U.S. textile and apparel industry with the U.S. government at the end of 2004 based upon the “threat” then posed by the removal of the quotas in January 2005. The U.S. government did impose safeguard measures, but an injunction was imposed by the U.S. Court of International Trade because the actions had been based only on “threat” data. On April 4, 2005, the U.S. Department of Commerce initiated safeguard proceedings with respect to three products (cotton knit shirts and blouses, cotton trousers and cotton and man-made fiber underwear) to evaluate the effect of removal of the quotas and the necessity of any remedial action. On April 6, 2005, the U.S. textile and apparel industry again filed a petition with the U.S. government, but no action has yet been taken on this new petition. Although no remedial action has yet been taken, we cannot accurately assess ultimate outcome of these actions at this time. These actions may disrupt the supply chain of products from foreign markets or make it difficult to predict accurately the prices of merchandise to be imported from a particular country. The outcome of these actions or other trade disruptions may have an adverse effect on our merchandise supply, sales and cash flows.
We depend on the experience and expertise of our senior management team and key employees, and the loss of the services of Mr. Anderson or Mr. Bellino could have a material adverse effect on our business strategy, operating costs, financial condition and results of operations.
The success of our business is dependent upon the close supervision of all aspects of our business by our senior management, particularly the operation of our stores, the selection of our merchandise and the site selection for new stores. If we lose the services of R. Edward Anderson, our Chief Executive Officer, or George A. Bellino, our President and Chief Merchandising Officer, it could have a material adverse effect on our business strategy, operating costs, financial condition and results of operations.
Failure to attract, train, assimilate and retain skilled personnel could have a material adverse effect on our growth strategy and our financial condition.
Like most retailers, we experience significant employee turnover rates, particularly among store sales associates and managers, and our continued growth will require us to hire and train even more new personnel. We therefore must continually attract, hire and train new personnel to meet our staffing needs. We constantly compete for qualified personnel with companies in our industry and in other industries. A significant increase in the turnover rate among our store sales associates and managers would increase our recruiting and training costs and could decrease our operating efficiency and productivity. If we are unable to retain our employees or attract, train, assimilate or retain other skilled personnel in the future, we may not be able to service our customers as effectively, thus reducing our ability to continue our growth and to operate our existing stores as profitably as we have in the past.

Increases in the minimum wage could have a material adverse effect on our business, financial condition and results of operations.
From time to time, legislative proposals are made to increase the minimum wage in the United States, as well as certain individual states. Wage rates for many of our employees are at or slightly above the minimum wage. As federal and/or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees but the wages paid to our other hourly employees as well. Any increase in the cost of our labor could have a material adverse effect on our operating costs, financial condition and results of operations.
We are subject to various legal proceedings, which could have a material adverse effect on our business, financial condition and results of operations, if the outcome of such proceedings are adverse to us.
We are from time to time involved in various legal proceedings incidental to the conduct of our business. Such claims may be made by our customers, employees or former employees. We are currently the defendant in a putative collective action lawsuit commenced by a former employee under the Fair Labor Standards Act. The suit is pending in District Court of the United States for the Middle District of Alabama, Northern Division. The case is in its early stages, and we are in the process of evaluating the claims made. Our review of the allegations is preliminary, and we plan to defend this suit vigorously. If this legal proceeding is adversely decided, it could have a material adverse effect on our business, financial condition and results of operations.
Any failure of our management information systems or the inability of third parties to continue to upgrade and maintain the systems could have a material adverse effect on our business, financial condition and results of operations.
We depend on the accuracy, reliability and proper functioning of our management information systems, including systems used to track our sales and facilitate inventory management. We also rely on our management information systems for merchandise planning, replenishment and markdowns, and other key business functions. These functions enhance our ability to optimize sales while limiting markdowns and reducing inventory risk through properly marking down slow-selling styles, reordering existing styles and effectively distributing new inventory to our stores. We do not currently have redundant systems for all functions performed by our management information systems. Any interruption in these systems could impair our ability to manage our inventory effectively, which could have a material adverse effect on our business, financial condition and results of operations. To support our growth, we will need to expand our management information systems, and our failure to link and maintain these systems adequately could have a material adverse effect on our business, financial condition and results of operations.
We depend on third-party suppliers to maintain and periodically upgrade our management information systems, including the software programs supporting our inventory management functions. This software is licensed to us by third-party suppliers. If any of these suppliers is unable to continue to maintain and upgrade these software programs and if we are unable to convert to alternate systems in an efficient and timely manner, it could result in a material adverse effect on our business, financial condition and results of operations.
Our ability to attract consumers to our stores depends on the success of the strip shopping centers and downtown business districts where our stores are located.
We locate our stores in strip shopping centers, street front locations and downtown business districts where we believe our consumers and potential consumers shop. The success of an individual store can depend on favorable placement within a given strip shopping center or business district. We cannot control the development of alternative shopping destinations near our existing stores or the availability or cost of real estate within existing or new shopping destinations. If our store locations fail to attract sufficient consumer traffic or we are unable to locate replacement locations on terms acceptable to us, our business, results of operations, and financial condition could suffer. If one or more of the anchor tenants located in the strip shopping centers or business districts where our stores are located close or leave, or if there is significant deterioration of the surrounding areas in which our stores are located, our business, results of operations and financial condition may be adversely affected.
Risks Relating to this Offering of Common Stock
Our stock price may be volatile, and you may lose all or a part of your investment.
Prior to this offering, there has been no public market for our common stock, and an active market for our shares may not develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters and may not be representative of the price that will prevail in the open market. The market price of our common stock may be subject to significant fluctuations after our initial public offering. It is possible that in some future periods, our results of operations may be below the expectations of investors and any securities analysts that choose to follow our common stock. If our results of operations fall below expectations of securities analysts or investors, the market price of our common stock could fluctuate or decline substantially. Factors that could affect our stock price include the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in securities analysts’ recommendations or estimates of our financial performance;

•	publication of research reports by analysts;

•	changes in market valuations of companies similar to ours;

•	announcements by us, our competitors or other retailers;

•	the trading volume of our common stock in the public market;

•	changes in economic conditions;

•	financial market conditions; and

•	the realization of some or all of the risks described in this section entitled “Risk Factors.”
In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and have recently experienced sharp price and trading volume changes. These broad market fluctuations may adversely affect the market price of our common stock.
As a new investor, you will incur substantial dilution as a result of this offering.
The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $8.54 per share in pro forma net tangible book value, based upon an assumed initial public offering price of $13.00 per share. See the information in the section entitled “Dilution.” This dilution is due primarily to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares and to the deduction of the $4.0 million in estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $13.00 per share.
There may be sales of substantial amounts of our common stock after this offering, which could cause our stock price to fall.
Our current stockholders hold a substantial number of shares that they will be able to sell in the public market in the near future. Upon the consummation of this offering, 11,995,000 shares of our common stock will be outstanding. As of April 28, 2005, 1,847,248 additional shares of our common stock were subject to outstanding stock options, of which 29,654 will be exercised by certain selling stockholders in connection with this offering. All of the shares sold in this offering will be freely tradeable, except for any shares acquired by holders who are subject to market stand-off provisions or lock-up agreements entered into in connection with this offering, or by any of our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended, which generally includes officers, directors and 10% or greater stockholders. The remaining 8,145,000 shares of our common stock held by existing stockholders are restricted shares, which may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act of 1933, as amended. Sales of a significant portion of the shares of our common stock outstanding after this offering will continue to be restricted as a result of securities laws or contractual arrangements, including lock-up agreements entered into between our directors and officers and the representatives of the underwriters in this offering. These lock-up agreements restrict holders’ ability to transfer their stock for 180 days after the date of this prospectus. These lock-up agreements cover 9,115,344 fully diluted shares of our common stock. The managing underwriter may, however, waive the lock-up period at any time for any stockholder who is party to a lockup agreement. In addition, following consummation of this offering, Hampshire Equity Partners will have certain registration rights related to shares of our common stock held by it. Sales of a substantial number of shares of our common stock after this offering, or after the expiration of applicable lock-up periods, could cause our stock price to fall and/or impair our ability to raise capital through the sale of additional stock.
After this offering, a significant amount of our common stock will be concentrated in the hands of one of our existing stockholders whose interests may not coincide with yours.
Upon the completion of this offering, Hampshire Equity Partners will own, on a fully diluted basis, approximately 58% of our common stock, or approximately 55% if the over-allotment option is exercised in full. As a result, Hampshire Equity Partners will continue to have an ability to exercise control over matters requiring stockholder approval. These matters include the election of directors and the approval of significant corporate transactions, including potential mergers, consolidations or sales of all or substantially all of our assets. Immediately following the consummation of this offering, Hampshire Equity Partners will have one representative, our current Chairman of the Board, on our five member board of directors. In connection with this offering, we will enter into a nominating agreement with Hampshire Equity Partners pursuant to which we, acting through our nominating and corporate governance committee, will agree, subject to the requirements of our directors’ fiduciary duties, that (i) Hampshire Equity Partners will be entitled to designate two directors to be nominated for election to our board of directors as long as Hampshire Equity Partners owns in the aggregate at least 40% of the shares of our common stock which it owned immediately prior to the consummation of this offering or (ii) Hampshire Equity Partners will be entitled to designate one director to be nominated for election to our board of directors as long as Hampshire Equity Partners owns in the aggregate less than 40% and at least 15% of the shares of our common stock which it owned immediately prior to the consummation of this offering. If at any time Hampshire Equity Partners owns less than 15% of the shares of our common stock which it owned immediately prior to the consummation of this offering, it will not have the right to nominate any directors for election to our board of directors. Your interests as a holder of the common stock may differ from the interests of Hampshire Equity Partners.
We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively.
We will have considerable discretion in how we use the net proceeds from this offering. We currently intend to use the net proceeds to redeem all of our Series A Preferred Stock and to pay all accrued and unpaid dividends thereon, to repay all indebtedness under the mortgage on our Fahm Street facility and under our existing revolving lines of credit, for new store openings, for the acquisition, design and construction or lease of a new distribution center and for general corporate purposes. See the information in the section entitled “Use of Proceeds.” We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes, other than the redemption of our Series A Preferred Stock. While we intend to use the net proceeds of the offering as described in the “Use of Proceeds” section of this prospectus, we will have broad discretion to adjust the application and allocation of the net proceeds in order to address changed circumstances and opportunities. We may use the net proceeds for corporate purposes that do not improve our operating results or yield a significant return for our stockholders.
Securities analysts may not initiate coverage of our common stock, or, if they do, they may issue negative reports that adversely affect the price of our common stock.
The trading market for our common stock will depend in part on the research and reports that industry or financial analysts publish about us or our industry. In the event that our common stock receives research coverage, public statements by these securities analysts may affect our stock price. If any of the analysts who cover our company downgrades the rating of our common stock, our common stock price would likely decline. If any of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our common stock price to decline. Further, if no analysts choose to cover our company, the lack of research coverage may depress the market price of our common stock.
In addition, recently-adopted rules mandated by the Sarbanes-Oxley Act of 2002 and a global settlement with the Commission have caused a number of fundamental changes in how securities analysts are reviewed and compensated. In particular, many investment banking firms are now required to contract with independent financial analysts for their stock research. In this environment, it may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts to cover them, which could have a negative effect on the market price of our common stock.
We do not currently intend to pay dividends on our common stock.
We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.
Provisions in our certificate of incorporation and by-laws and Delaware law may delay or prevent our acquisition by a third party.
Our second amended and restated certificate of incorporation and amended and restated by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, advance notice for raising business or making nominations at stockholder meetings and “blank check” preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including convertible securities with no limitations on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.
We are also subject to several provisions of the Delaware General Corporation Law that could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock or may otherwise be in the best interests of our stockholders. You should refer to the section entitled “Description of Capital Stock” for more information.

Special Note Regarding Forward-Looking Statements
We have made forward-looking statements in this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business.” All statements other than historical facts contained in this prospectus, including statements regarding our future financial position, business policy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. For example, our statements to the effect that we intend to open a specified number of new stores and that we intend to increase comparable store sales constitute forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events, including, among other things:

•	implementation of our growth strategy;

•	our ability to anticipate and respond to fashion trends;

•	competition in our markets;

•	consumer spending patterns;

•	actions of our competitors or anchor tenants in the strip shopping centers where our stores are located;

•	anticipated fluctuations in our operating results; and

•	economic conditions in general.
These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled “Risk Factors” and elsewhere in this prospectus.
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Commission, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

Use of Proceeds
We estimate that we will receive net proceeds from this offering of approximately $31.1 million, at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that we will receive additional net proceeds of approximately $7.0 million. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.
We intend to use the net proceeds from this offering as follows:

•	approximately $3.5 million to redeem all of our outstanding Series A Preferred Stock and to pay all accrued and unpaid dividends thereon;

•	approximately $1.5 million to repay all outstanding indebtedness under the loan from National Bank of Commerce to us, which is secured by our Savannah, Georgia headquarters, bears interest at a fixed rate of 6.80% and matures on July 12, 2007; and

•	any remaining net proceeds for new store openings, the acquisition, design and construction or lease of a new distribution center in fiscal 2006 and general corporate purposes.
Dividend Policy
We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to finance the expansion of our business and for general corporate purposes. Our board of directors has the authority to declare and pay dividends on our common stock, in its discretion, so long as there are funds legally available to do so.

Capitalization
The table below sets forth the following information as of January 29, 2005:

•	on an actual basis; and

•	as adjusted to give effect to (a) the sale by us of shares of common stock in this offering, (b) the receipt of net proceeds of $31.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $13.00 per share, (c) the receipt of proceeds from the exercise of options by certain selling stockholders in connection with this offering, (d) the application of the net proceeds as described under the section entitled “Use of Proceeds” and (e) the filing of our second amended and restated certificate of incorporation.

	As of January 29, 2005

	Actual	As Adjusted

	(in thousands, except share and per
	share amounts)
Cash and cash equivalents	$11,801	$37,429

Long-term debt (including current portion)	$1,605	$108

Capital lease obligations (including current portion)	$1,407	$1,407

Preferred shares subject to mandatory redemption:
Series A preferred stock, $.01 par value per share, 5,000 shares authorized, 3,605 shares issued and outstanding, actual; 5,000 authorized, none issued or outstanding, as adjusted(1)	3,985	-
Stockholders’ equity:
Common stock, $.01 par value per share, 20,000,000 shares authorized, 9,460,750 issued and 9,295,000 outstanding, actual; 11,995,000 issued or outstanding, as adjusted	4	31
Additional paid-in capital	4,121	35,204
Subscription receivable	(24)	(24)
Retained earnings	19,829	19,829
Treasury stock	(165)	(165)

Total stockholders’ equity	23,765	54,875

Total capitalization	$30,762	$56,390

(1)	Our Series A Preferred Stock, which will be redeemed using a portion of the net proceeds from this offering, was reclassified as debt as of the second quarter of fiscal 2003, in accordance with SFAS No. 150. Subsequent to January 29, 2005, we have made a dividend and principal payment of $500,000 with respect to the Series A Preferred Stock.

Dilution
Our net tangible book value as of January 29, 2005 was $22.4 million, or $2.41 per share of common stock. “Net tangible book value” is our total assets minus the sum of our liabilities and intangible assets. “Net tangible book value per share of common stock” is our net tangible book value divided by the total number of our shares of common stock outstanding.
After giving effect to adjustments related to this offering, our pro forma net tangible book value on January 29, 2005 would have been $53.5 million, or $4.46 per share of common stock. Adjustments to net tangible book value to arrive at pro forma net tangible book value per share include:

•	an increase in our total assets to reflect the net proceeds from this offering (assuming an initial public offering price of $13.00 per share); and

•	the issuance of an additional 2,700,000 shares of common stock in this offering.
The following table illustrates the pro forma increase in our net tangible book value of $2.05 per share of common stock and the dilution of $8.54 per share of common stock (the difference between the assumed initial offering price per share and the pro forma net tangible book value per share after giving effect to adjustments related to this offering) to new investors:

Assumed initial public offering price per share of common stock		$13.00
Net tangible book value per share of common stock as of January 29, 2005	$2.41
Increase in net tangible book value per share of common stock attributable to this offering	2.05

Pro forma net tangible book value per share of common stock as of January 29, 2005 after giving effect to adjustments related to this offering		4.46

Dilution per share of common stock to new investors in this offering		$8.54	(1)

(1)	Assuming exercise of all exercisable options to purchase common stock outstanding as of January 29, 2005, the dilution per share of common stock to new investors in this offering would be $8.99.
The following table summarizes, on a pro forma basis as of January 29, 2005, the differences between the existing stockholders and new investors with respect to the number of shares of common stock sold by us, the total consideration paid to us and the average price paid per share. The table assumes an initial public offering price of $13.00 per share of common stock.

	Share Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders(1)	9,295,000	77%	$4,124,533	11%	$0.44
New investors	2,700,000	23%	$35,100,000	89%	$13.00

Totals	11,995,000	100%	$39,224,533	100%

(1)	Does not give effect to sales of shares by the selling stockholders in this offering.

Selected Financial and Operating Data
The following table provides selected financial and operating data for each of the fiscal years in the five-year period ended January 29, 2005, including: (a) our statement of income data for each such period, (b) additional operating data for each such period and (c) our balance sheet data as of the end of each such period. The statement of income data for fiscal 2002, fiscal 2003 and fiscal 2004, and the balance sheet data as of January 31, 2004 and January 29, 2005 are derived from financial statements included elsewhere in this prospectus that have been audited by KPMG LLP, independent registered public accountants. The statement of income data for fiscal 2000 and fiscal 2001 and the balance sheet data as of January 29, 2000, February 3, 2001, February 2, 2002 and February 1, 2003 are derived from our audited financial statements that are not included in this prospectus. The selected financial and operating data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended(1)

	February 3,	February 2,	February 1,	January 31,	January 29,
	2001	2002	2003	2004	2005

	(dollars in thousands, except per share amounts)
Statement of Income Data:
Net sales	$80,939	$97,933	$124,951	$157,198	$203,442
Cost of sales	51,762	62,050	77,807	98,145	127,308

Gross profit	29,177	35,883	47,144	59,053	76,134
Selling, general and administrative expenses	26,834	31,405	38,760	48,845	63,594

Income from operations	2,343	4,478	8,385	10,208	12,540
Interest expense(2)	787	455	256	563	732

Income before income taxes	1,556	4,023	8,129	9,645	11,808
Income tax expense	358	1,566	3,101	3,727	4,551

Net income	$1,198	$2,457	$5,028	$5,918	$7,257

Net income per common share:
Basic	$0.09	$0.23	$0.51	$0.62	$0.78
Diluted	$0.09	$0.22	$0.44	$0.54	$0.67
Weighted average shares used to compute net income per share:
Basic	9,269,000	9,219,167	9,295,000	9,295,000	9,302,800
Diluted	9,269,000	9,791,999	10,757,110	10,771,410	10,879,388
Additional Operating Data:
Number of stores:
Opened during period	23	12	16	25	40
Closed during period	–	4	2	1	1
Open at end of period	115	123	137	161	200
Selling square footage at end of period	786,534	891,843	1,043,713	1,290,039	1,715,943
Comparable store sales increase(3)	17.6%	6.5%	14.6%	5.7%	3.0%
Average sales per store(4)	$782	$823	$961	$1,055	$1,127
Balance Sheet Data:
Cash and cash equivalents	$1,496	$4,098	$5,825	$9,954	$11,801
Total assets	25,023	29,733	36,127	49,213	70,790
Total liabilities	21,552	23,997	25,529	32,709	47,025
Total stockholders’ equity	3,471	5,736	10,598	16,504	23,765

(1)	Our fiscal year ends on the Saturday closest to January 31 of each year. Fiscal years 2001, 2002, 2003 and 2004 comprise 52 weeks. Fiscal year 2000 comprises 53 weeks.

(2)	Our Series A Preferred Stock, which will be redeemed using a portion of the net proceeds from this offering, was reclassified as debt as of the second quarter of fiscal 2003, in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The amount of dividends treated as interest expense was $324,450 in fiscal 2004, $189,000 in fiscal 2003 and none in fiscal 2002.

(3)	Stores included in the comparable store sales calculation for any period are those stores that were opened prior to the beginning of the preceding fiscal year and were still open at the end of such period. Relocated stores and expanded stores are included in the comparable store sales results.

(4)	Average sales per store is defined as net sales divided by the average of stores open at the end of the prior period and stores open at the end of the current period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Financial and Operating Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.
Overview
We are a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. Our merchandise offerings are designed to appeal to the preferences of fashion conscious consumers, particularly African-Americans. Originally our stores were located in the Southeast, and we have recently expanded into the Mid-Atlantic region and Texas. We currently operate 212 stores in both urban and rural markets in twelve states.
Our predecessor was founded in 1946 and grew to become a chain of family apparel stores operating in the Southeast under the Allied Department Stores name. In 1999, our chain of stores was acquired by Hampshire Equity Partners, a private equity firm. Since the acquisition, our management team has implemented a focused merchandising and operating model to differentiate our stores and serve our core customers more effectively. Specifically, we concentrated the merchandise offerings on more urban fashion apparel for the entire family and increased the offering of nationally recognized brands. We also accelerated a remodeling campaign to upgrade the acquired store base and create a more appealing shopping environment in our stores. By the end of fiscal 2003, virtually all of the acquired stores had been remodeled and, in some cases, expanded. These initiatives resulted in gains in comparable store sales. More recently, the pace of our comparable store sales gains has moderated as the revamping of our existing store base has been substantially completed. We expect that the impact of our remodel, relocate and expansion initiatives will be far less significant in the future and that the primary causes of any increased comparable store sales will result from merchandising enhancements or the expansion of certain product categories, such as home decor and intimate apparel.
We have implemented an aggressive store growth strategy and believe that the addition of new stores will be the primary source of future growth. In fiscal 2003 and 2004, we opened 25 and 40 stores, respectively. During this period, we entered Houston, Norfolk and, most recently, the Baltimore and Washington, D.C. markets, where we opened a total of 15 new stores. We expect to open 40 new stores in each of fiscal 2005 and fiscal 2006, and as of April 22, we had opened twelve new stores in fiscal 2005. Approximately 70% of the new stores we intend to open in fiscal 2005 and fiscal 2006 are expected to be located in states that we currently serve.
Our new store expansion is fueled by store economics that we believe to be very attractive. From an investment perspective, we seek to design stores that are inviting and easy to shop, while limiting start up and fixturing costs. We also have relatively low store operating costs. Our real estate approach is focused on strip shopping center sites within low to moderate income neighborhoods, and we generally utilize previously occupied store sites rather than newly constructed sites. As a result, we are usually able to secure sites with substantial customer traffic at attractive lease terms. Our ongoing advertising expenses are also low, with a significant amount of advertising focused on new store openings.
Our stores generate rapid payback of investment. The average investment for the 41 stores opened in fiscal 2002 and fiscal 2003, including leasehold improvements, equipment, fixturing, cost of inventory to stock the store (net of accounts payables), and pre-opening store expenses, was approximately $240,000. These 41 stores generated average sales of $1.2 million and average store operating profit (defined as store operating revenues less cost of sales and store operating expenses which is comprised of payroll, occupancy, advertising and other operating costs) of approximately $190,000 during their first 12 months of operation. Our average investment for the 40 stores opened in fiscal 2004 was approximately $280,000. This investment represents an increase over prior years as the size of our stores has increased and we have assumed a larger portion of the costs associated with leasehold improvements in our stores, which we expect to recover over time. We expect that the stores opened in fiscal 2004 will achieve similar levels of return on investment.
We measure our performance using key operating statistics. One of our main performance measures is comparable store sales growth. We define a comparable store as a store that has been open for an entire fiscal year. Therefore, a store will not be considered a comparable store until its 13th month of operation at the earliest or its 24th month at the latest. As an example, all stores opened in fiscal 2002 and fiscal 2003 were not considered comparable stores in fiscal 2003. Relocated and expanded stores are included in the comparable store sales results. We also use other operating statistics, most notably average sales per store. As we typically occupy existing footprints in established shopping centers rather than sites built specifically for our stores, our store square footage (and therefore sales per square foot) vary by store. We focus on the overall store sales volume as the critical driver of profitability. Our average sales per store has increased as we have driven comparable store sales and opened new stores which are generally larger than our existing stores. Our average sales per store have increased from $0.8 million in fiscal 2000 to $1.1 million in fiscal 2004. Beyond sales, we measure gross margin percentage and store operating expenses, with a particular focus on labor as a percentage of sales. These results translate into store level contribution, which we use to evaluate overall performance of each individual store. Finally, we monitor corporate expenses in absolute amounts.
The new distribution center we opened in November 2004 increased our receiving and shipping capabilities in order to support the growth of our store base. The new center is located in the greater Savannah area and increases our total distribution space by approximately 60,000 square feet and our office space by approximately 10,000 square feet. We are leasing the center through September 2006 with options to renew for up to four additional years. We currently intend to acquire, lease or design and construct a new distribution center in fiscal 2006. We have hired a third party to conduct a site and feasibility study regarding the necessary size and location of the new distribution center. We expect to receive the results of the study in the near future, and we expect that after receipt of the report, we will determine whether to construct, acquire or lease a new distribution center and will select a suitable location.
Our cash requirements are primarily for working capital, construction of new stores, remodeling of existing stores and improvements to our information systems. Historically we have met these cash requirements from cash flow from operations, short-term trade credit and borrowings under our revolving lines of credit, long-term debt and capital leases.
We may be affected by the phase out of quotas on textiles and clothing under the WTO Agreement on Textiles and Clothing as implemented on January 1, 1995. Under this agreement, the import quotas on textiles and clothing manufactured by countries that are members of the WTO were eliminated. While the impact of the quota removal is uncertain, the increased access to foreign textile markets could create logistical delays arising from a surge of imported goods from countries that benefit from the removal of the quotas. In addition, the quota removal may alter the cost differential between vendors that source primarily domestically and vendors that source more extensively from overseas. We believe this could significantly reduce the cost of apparel products and thereby reduce the average dollar amount of sales per customer spent in our stores. Various actions have been taken or threatened by parties affected by the removal of the quotas, including the filing of a petition on behalf of the U.S. textile and apparel industry with the U.S. government at the end of 2004 based upon the “threat” then posed by the removal of the quotas in January 2005. The U.S. government did impose safeguard measures, but an injunction was imposed by the U.S. Court of International Trade because the actions had been based only on “threat” data. On April 4, 2005, the U.S. Department of Commerce initiated safeguard proceedings with respect to three products (cotton knit shirts and blouses, cotton trousers and cotton and man-made fiber underwear) to evaluate the effect of removal of the quotas and the necessity of any remedial action. On April 6, 2005, the U.S. textile and apparel industry again filed a petition with the U.S. government, but no action has yet been taken on this new petition. Although no remedial action has yet been taken, we cannot accurately assess ultimate outcome of these actions at this time. These actions may disrupt the supply chain of products from foreign markets or make it difficult to predict accurately the prices of merchandise to be imported from a particular country. The outcome of these actions or other trade disruptions may have an adverse effect on our merchandise supply, sales and cash flows.
We are documenting and testing our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We must comply with Section 404 no later than the time we file our annual report for fiscal 2006 with the Commission. During this time period specific internal controls may be identified as being deficient. We anticipate retaining additional personnel to assist us in complying with our Section 404 obligations. We are currently evaluating whether such personnel will be retained as consultants or as our employees. We plan to remediate any identified deficiencies and comply with our Section 404 obligations before the deadline.
Basis of the Presentation
Net sales consist of store sales, net of returns by customers, and layaway fees. Cost of sales consists of the cost of products we sell and associated freight costs. Selling, general and administrative expense is comprised of store costs, including salaries and store occupancy costs, handling costs, corporate and distribution center costs and advertising costs. We operate on a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. Each of our fiscal quarters consists of four 13-week periods, with an extra week added on to the fourth quarter every five to six years. Our last three fiscal years ended on February 1, 2003, January 31, 2004 and January 29, 2005 and each included 52 weeks.
Results of Operations
Net Sales and Additional Operating Data. The following table sets forth, for the periods indicated, selected statement of income data expressed both in dollars and as a percentage of net sales:

	Fiscal Year Ended

	February 1,		January 31,		January 29,
	2003		2004		2005

	(dollars in thousands)
Statement of Income Data
Net sales	$124,951	100.0%	$157,198	100.0%	$203,442	100.0%
Cost of sales	77,807	62.3	98,145	62.4	127,308	62.6

Gross profit	47,144	37.7	59,053	37.6	76,134	37.4
Selling, general and administrative expenses	38,760	31.0	48,845	31.1	63,594	31.3

Income from operations	8,385	6.7	10,208	6.5	12,540	6.1
Interest expense	256	0.2	563	0.4	732	0.3

Income before income taxes	8,129	6.5	9,645	6.1	11,808	5.8
Income tax expense	3,101	2.5	3,727	2.4	4,551	2.2

Net income	$5,028	4.0%	$5,918	3.8%	$7,257	3.6%

The following table provides information, for the periods indicated, about the number of total stores open at the beginning of the period, stores opened and closed during each period and the total stores open at the end of each period and comparable store sales for the periods:

	Fiscal Year Ended

	February 1,	January 31,	January 29,
	2003	2004	2005

Total stores open, beginning of period	123	137	161
New stores	16	25	40
Closed stores	2	1	1

Total stores open, end of period	137	161	200

Comparable store sales increase	14.6%	5.7%	3.0%
Fiscal 2004 Compared to Fiscal 2003
Net Sales. Net sales increased $46.2 million, or 29.4%, to $203.4 million for fiscal 2004 from $157.2 million for fiscal 2003. The increase resulted primarily from net sales of $63.2 million in fiscal 2004 from stores opened during fiscal 2004 and fiscal 2003 as compared to net sales of $20.9 million in fiscal 2003 from stores opened in fiscal 2003. In addition, the increase was due to a comparable store sales increase of $4.0 million, or 3.0%. The increase in comparable store sales resulted, in part, from an increase in the number of customer transactions and average items per sale, partially offset by a decrease in the average price of an item sold. Remodeled and relocated stores accounted for less of the growth of comparable store sales in fiscal 2004 (only about 0.3% of the 3% growth) due to fewer stores being relocated and remodeled during the year. We expect comparable store sales to grow by low single-digit increases during fiscal 2005. We intend to increase comparable store sales by increasing the assortment and amount of inventory in existing merchandise categories for which recent sales and/or sales trends are encouraging. We also intend to increase comparable store sales through the expansion of adjacent product categories such as home decor and intimate apparel.
Gross Profit. Gross profit increased $17.1 million, or 28.9%, to $76.1 million for fiscal 2004 from $59.1 million for fiscal 2003. The increase resulted primarily from the operation of new stores opened in fiscal 2004 and the full period impact of new stores opened during fiscal 2003, partially offset by a decrease in gross profit margin. Gross profit as a percentage of sales was 37.4% for fiscal 2004 compared to 37.6% for fiscal 2003. Gross margins decreased as a result of higher inbound and outbound freight costs primarily due to fuel surcharges. Our gross margins may not be comparable to other retailers as we include distribution center, advertising and promotional costs in our selling, general and administrative expenses, while certain other retailers deduct these costs directly from their gross margin.
Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $14.7 million, or 30.2%, to $63.6 million for fiscal 2004 from $48.8 million for fiscal 2003. This increase was caused primarily by store level, distribution and corporate costs associated with the growing store base and the full period impact of new stores opened in fiscal 2003. As a percentage of net sales, selling, general and administrative expenses increased to 31.3% for fiscal 2004 from 31.1% for fiscal 2003. The increase was partially driven by approximately $360,000 of additional vacation pay accrual pursuant to a change in the Company’s vacation policy.
Interest Expense. Interest expense increased approximately $169,000 for fiscal 2004 to approximately $732,000 compared to approximately $563,000 for fiscal 2003. The increase was primarily the result of the adoption of SFAS No. 150, which increased interest expense by the inclusion of dividends on mandatory redeemable obligations that were previously deducted from equity as dividends, and increased borrowings related to the cost of new stores during the period, inclusive of inventory. We adopted SFAS No. 150 on July 6, 2003, and dividends treated as interest expense in fiscal 2004 and fiscal 2003 were approximately $324,000 and approximately $189,000, respectively.

Income Tax Expense. Income tax expense increased approximately $824,000 for fiscal 2004 to $4.6 million compared to $3.7 million for fiscal 2003. Our effective tax rate was 38.5% and 38.6% for fiscal 2004 and fiscal 2003, respectively.
Net Income. Net income increased to $7.3 million for fiscal 2004 from $5.9 million as a result of the factors discussed above.
Fiscal 2003 Compared to Fiscal 2002
Net Sales. Net sales increased $32.2 million, or 25.8%, to $157.2 million for fiscal 2003 from $125.0 million for fiscal 2002. The increase resulted primarily from net sales of $38.6 million in fiscal 2003 from stores opened during fiscal 2003 and fiscal 2002 as compared to net sales of $10.8 million in fiscal 2002 from stores opened in fiscal 2002. In addition, the increase was due to a comparable store sales increase of $6.1 million, or 5.7%. The increase in comparable store sales resulted, in part, from an increase in the number of customer transactions and average items per sale, partially offset by a decrease in average price of an item sold. In addition, in fiscal 2002, we took over shoe operations in our stores from a third party licensee that had previously managed the shoe merchandise and paid us a commission on sales. As a result of this purchase, we recognized shoe sales as part of net sales (amounting to $3.8 million in fiscal 2003) instead of recognizing only the commissions as an increase to operating income. The increase in comparable store sales in fiscal 2003 benefited from the full year impact of this change. The increase was also caused by the impact of increased sales from stores that were relocated and remodeled during the two-year period, with such stores accounting for approximately one-third of the 5.7% comparable store sales increase.
Gross Profit. Gross profit increased $11.9 million, or 25.3%, to $59.1 million for fiscal 2003 from $47.1 million for fiscal 2002. The increase resulted primarily from the operation of 25 new stores opened in fiscal 2003 and the full year impact of 16 new stores opened during fiscal 2002. Gross margin was 37.6% for fiscal 2003 compared to 37.7% for fiscal 2002. The decrease resulted from higher freight costs.
Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $10.1 million, or 26.0%, to $48.8 million for fiscal 2003 from $38.8 million for fiscal 2002. As a percentage of net sales, selling, general and administrative expenses increased to 31.1% for fiscal 2003 from 31.0% for fiscal 2002. The dollar increase was caused primarily by increases in store level expenses, distribution costs and corporate costs associated with the growing store base and full period impact of new stores opened during fiscal 2002.
Interest Expense. Interest expense increased approximately $307,000 for fiscal 2003 to approximately $563,000, compared to approximately $256,000 for fiscal 2002. The increase was primarily the result of our adoption of SFAS No. 150, which increased interest expense by the inclusion of dividends on mandatory redeemable obligations that were previously deducted from equity as dividends, increased borrowings related to the costs of opening new stores during the year, and the full year impact of the purchase of, and mortgage on, the office and distribution facility in Savannah, Georgia. The amount of dividends treated as interest expense in fiscal 2003 was approximately $189,000 and none in fiscal 2002.
Income Tax Expense. Income tax expense increased approximately $626,000 for fiscal 2003 to $3.7 million, compared to $3.1 million for fiscal 2002. Our effective tax rate was 38.6% and 38.1% for fiscal 2003 and fiscal 2002, respectively. The rate increased in fiscal 2003 due to reclassifying nondeductible preferred stock dividends as interest expense with the adoption of SFAS No. 150 in July 2003.
Net Income. Net income increased to $5.9 million for fiscal 2003 from $5.0 million in fiscal 2002 as a result of the factors discussed above.
Fiscal 2002 Compared to Fiscal 2001
Net Sales. Net sales increased $27.1 million, or 27.6%, to $125.0 million for fiscal 2002 from $97.9 million for fiscal 2001. The increase resulted primarily from net sales of $24.8 million during fiscal 2002 from stores opened during fiscal 2002 and fiscal 2001 as compared to net sales of $9.1 million from stores opened in fiscal 2001. In addition, the increase was due to a comparable store sales increase of $13.0 million, or 14.6%. The increase in comparable store sales was caused in part by an increase in the number of customer transactions and average items per sale and to a lesser extent the relocating and remodeling of a number of stores.
Gross Profit. Gross profit increased $11.3 million, or 31.4%, to $47.1 million for fiscal 2002 from $35.9 million for fiscal 2001. The increase resulted primarily from the operation of 16 new stores opened in fiscal 2002 and the full year impact of 12 new stores opened during fiscal 2001. Gross margin was 37.7% for fiscal 2002 compared to 36.6% for fiscal 2001. The increase resulted from lower markdowns and inventory shrinkage.
Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $7.4 million, or 23.4%, to $38.8 million for fiscal 2002 from $31.4 million for fiscal 2001. As a percentage of net sales, selling, general and administrative expenses decreased to 31.0% for fiscal 2002 from 32.1% for fiscal 2001. This decrease as a percentage of sales was caused primarily by benefits realized from higher comparable stores sales which provided greater operating efficiencies at store level.
Interest Expense. Interest expense decreased approximately $199,000 for fiscal 2002 to approximately $256,000, compared to approximately $455,000 for fiscal 2001. The decrease was primarily the result of improved results from operations and cash flow resulting in significantly lower monthly average line of credit balances.
Income Tax Expense. Income tax expense increased $1.5 million for fiscal 2002 to $3.1 million, compared to $1.6 million for fiscal 2001, as a result of improved profitability. Our effective tax rate was 38.1% and 38.9% for fiscal 2002 and fiscal 2001, respectively. The rate decreased in fiscal 2002 due to larger state and local tax credits.
Net Income. Net income increased to $5.0 million in fiscal 2002 from $2.5 million in fiscal 2001 as a result of the factors discussed above.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly results of operations for fiscal 2003 and 2004. Each quarterly period presented below consists of 13 weeks, and the information includes our statement of income data for each such period and additional operating data for each such period. In the opinion of management, these unaudited interim financial data have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) and fairly present the financial information disclosed for these periods. The interim financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the audited financial statements and related notes included elsewhere in this prospectus. The results of operations for historical periods are not necessarily indicative of results for any future period.
Due to the importance of the spring selling season, which includes Easter, and the fall selling season, which includes Christmas, the first and fourth fiscal quarters have historically contributed, and we expect they will continue to contribute, disproportionately to our profitability for our entire fiscal year. As a result, any factors negatively affecting us in any year during the first and fourth fiscal quarters, including adverse weather and unfavorable economic conditions, could have a material adverse effect on our financial condition and results of operations for the entire year.
Our quarterly results of operations also may fluctuate based upon such factors as the timing of holiday seasons, the number and timing of new store openings, the amount of store preopening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns, store closings, remodels and relocations, competitive factors, weather and general economic conditions.

	Quarter Ended

				Jan. 31,		July 31,	Oct. 30,	Jan. 29,
	May 3, 2003	Aug. 2, 2003	Nov. 1, 2003	2004	May 1, 2004	2004	2004	2005

	(dollars in thousands, except per share amounts)
Statement of Income Data:
Net sales	$37,575	$34,209	$36,168	$49,246	$48,069	$43,011	$46,049	$66,313
Cost of sales	22,023	22,452	22,991	30,679	29,034	28,095	29,159	41,020

Gross profit	15,552	11,757	13,177	18,567	19,035	14,916	16,890	25,293
Selling, general and administrative expenses	11,719	11,655	12,558	12,913	15,221	14,806	16,413	17,154

Income from operations	3,833	102	619	5,654	3,814	110	477	8,139
Interest expense	57	98	160	248	173	176	208	175

Earnings (loss) before income taxes	3,776	4	459	5,406	3,641	(66)	269	7,964
Income tax expense (benefit)	1,459	1	177	2,090	1,402	(25)	104	3,070

Net income (loss)	$2,317	$2	$282	$3,317	$2,239	$(41)	$165	$4,894

Net income per common share:
Basic	$0.24	$(0.01)	$0.03	$0.36	$0.24	$(0.00)	$0.02	$0.53
Diluted	$0.21	$(0.00)	$0.03	$0.31	$0.21	$(0.00)	$0.02	$0.45
Weighted average shares used to compute net income per share:
Basic	9,295,000	9,295,000	9,295,000	9,295,000	9,305,400	9,310,600	9,300,200	9,295,000
Diluted	10,814,502	10,794,447	10,810,836	10,834,839	10,867,016	10,875,182	10,864,496	10,902,736
Additional Operating Data:
Number of stores:
Open, beginning of quarter	137	147	154	159	161	178	182	195
Opened during quarter	10	7	6	2	17	5	13	5
Closed during quarter	-	-	1	-	-	1	-	-

Total open at end of period	147	154	159	161	178	182	195	200
Comparable store sales increase	3.2%	5.6%	9.6%	5.2%	3.5%	0.3%	3.0%	4.6%
Liquidity and Capital Resources
Our cash requirements are primarily for working capital, construction of new stores, remodeling of existing stores and the improvement of our information systems. Historically, these cash requirements have been met from cash flow from operations, short-term trade credit and borrowings under our revolving lines of credit, long-term debt and capital leases.
Discussion of Cash Flows
For fiscal 2004, cash and cash equivalents increased by $1.8 million to $11.8 million from $10.0 million at the end of fiscal 2003. The primary contributor to the increase in cash and cash equivalents was $12.7 million provided by operating activities, partially offset by $8.6 million used in investing activities, primarily to open new stores, and $2.2 million used in financing activities, primarily to make dividend payments to holders of mandatory redeemable stock and repayment on long-term debt and capital lease obligations.
For fiscal 2003, cash and cash equivalents increased by $4.2 million to $10.0 million from $5.8 million at the end of fiscal 2002. The primary contributor to the increase in cash and cash equivalents was $11.2 million of cash provided by operations, partially offset by $6.1 million used in investing activities, primarily to open new stores.
For fiscal 2002, cash and cash equivalents increased by $1.7 million to $5.8 million from $4.1 million at the end of fiscal 2001. The primary contributor to the increase in cash and cash equivalents was $10.5 million of cash provided by operations, partially offset by $5.9 million used in investing activities, primarily to open new stores, and $2.8 million from cash used in financing activities, primarily to pay down our revolving lines of credit.
Net cash provided by operating activities was $12.7 million for fiscal 2004 and $11.2 million for fiscal 2003. Net cash provided by operating activities increased in fiscal 2004 attributable to net income of $7.3 million, depreciation, amortization and other non-cash charges of $5.2 million and approximately $155,000 provided by net operating assets and liabilities. Cash flow from net operating assets and liabilities in fiscal 2004 was largely attributable to the investment in inventory, net of accounts payable, offset by the increase in accrued expenses and income tax payable. In fiscal 2004 this change in net inventory position (inventory less accounts payable) resulted in a use of cash of $4.9 million. The change in net inventory position in fiscal 2004 reflects the opening of 40 stores and an increase in inventory levels in preparation for a mid-March Easter season in fiscal 2005. Accrued expenses increased $2.8 million due to additional accruals for rent and landlord allowances, sales taxes, freight, professional fees and other expenses. Income tax payable increased $2.1 million due to our change of method of paying installments on income tax.
Net cash used in investing activities was $8.6 million for fiscal 2004, and $6.1 million for fiscal 2003. Net cash used in investing activities increased in fiscal 2004 compared to fiscal 2003 because we purchased additional property and equipment to open 40 new stores compared to 25 new stores in the prior year. Net cash used in investing activities was $6.1 million for fiscal 2003, and $5.9 million for fiscal 2002. Net cash used in investing activities increased in fiscal 2003 compared to fiscal 2002 because we purchased additional property and equipment to open 25 new stores compared to 16 new stores in the prior year.
We anticipate that our capital expenditures will increase to approximately $10 million for fiscal 2005 and $25 to $27 million for fiscal 2006. Fiscal 2005 spending relates to the purchase of property and equipment for the 40 stores we plan to open in fiscal 2005, including the twelve new stores that we have opened in fiscal 2005 as of April 22. The increase in fiscal 2006 relates to the planned purchase or construction of a new distribution center and the purchase of property and equipment for the 40 stores we plan to open in fiscal 2006. We plan to finance these capital expenditures over the next two fiscal years with cash flow from operations and a portion of the net proceeds from this offering.
Net cash used in financing activities was $2.2 million for fiscal 2004 and approximately $942,000 for fiscal 2003. Net cash used in financing activities for fiscal 2004 was attributable to $1.4 million in payments on preferred stock dividends and approximately $831,000 for payments on capital lease obligations and mortgage payments on our Fahm Street facility. Net cash used in financing activities was approximately $942,000 for fiscal 2003 and $2.8 million for fiscal 2002. Net cash used in financing activities for fiscal 2003 was attributable to payments on capital lease obligations and mortgage payments on our Fahm Street facility. Net cash used in financing activities for fiscal 2002 was primarily attributable to $3.7 million in repayments of our revolving line of credit and approximately $742,000 in payments on capital lease obligations, partially offset by $1.7 million in proceeds from the mortgage on our Fahm Street facility. Until required for other purposes, we maintain our cash and cash equivalents in deposit accounts or highly liquid investments with remaining maturities of 90 days or less at the time of purchase.
Liquidity Sources, Requirements and Contractual Cash Requirements and Commitments
Our principal sources of liquidity consist of: (i) cash and cash equivalents (which equaled $11.8 million as of January 29, 2005); (ii) a secured line of credit with a maximum available borrowing of $25.0 million subject to our inventory levels (with availability of $23.5 million and none drawn down as of January 29, 2005); (iii) an unsecured line of credit with a maximum available borrowing of $3.0 million subject to our inventory levels (with availability of $3.0 million and none drawn down as of January 29, 2005); (iv) cash generated from operations on an ongoing basis as we sell our merchandise inventory; (v) trade credit; and (vi) the remainder of the net proceeds from this offering after the redemption of our Series A Preferred Stock and the repayment of outstanding indebtedness. Short-term trade credit represents a significant source of financing for our inventory purchases. Trade credit arises from customary payment terms and trade practices with our vendors. Our management regularly reviews the adequacy of credit available to us from our vendors. Historically, our principal liquidity requirements have been to meet our working capital and capital expenditure needs.
We believe that our sources of liquidity will be sufficient to fund our operations and anticipated capital expenditures for at least the next 24 months. Our ability to fund these requirements and comply with the financial covenants under our secured lines of credit will depend on our cash flow, which in turn is subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. In addition, as part of our strategy, we intend to continue to open new stores, which will require additional capital. We cannot assure you that additional capital or other sources of liquidity will be available on terms acceptable to us, or at all.
The following table discloses aggregate information about our contractual obligations as of January 29, 2005 and the periods in which payments are due:

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Contractual obligations:
Series A Preferred Stock(1)	$5,364	$-	$-	$5,364	$-
Long-term debt(2)	1,822	181	1,641	-	-
Capital leases	1,528	801	727	-	-
Operating leases(3)	29,262	8,224	13,351	7,072	615
Purchase obligations	39,237	39,237	-	-	-
Consulting fee(4)	960	240	480	240	-

Total contractual cash obligations	$78,173	$48,683	$16,199	$12,676	$615

(1)	Includes Series A Preferred Stock of $3.6 million, accrued dividends of approximately $380,000 as of January 29, 2005 and dividends of $1.4 million accruing through maturity in April 2009. The board of directors approved a resolution whereby we began making payments of approximately $500,000 per quarter beginning in the second quarter of fiscal 2004. Our Series A Preferred Stock will be redeemed using a portion of the net proceeds from this offering.

(2)	Our outstanding long-term debt will be repaid using a portion of the net proceeds from this offering.

(3)	Represents fixed minimum rentals in stores and does not include incremental rents which are computed as a percentage of net sales. For example, in fiscal 2004 incremental percentage rent was approximately $723,000, which represented 8.6% of total rent expense.

(4)	Represents minimum payments for the four year term of a management consulting agreement that is subject to automatic annual renewals unless terminated with 60 days notice by either party. Upon consummation of this offering, the parties shall terminate the consulting agreement and we will recognize an expense for a termination fee of $1.2 million. We are obligated to make such payment no later than December 31, 2005; accordingly, such payment will not be made from the proceeds of this offering.
Indebtedness. We have a revolving line of credit secured by substantially all of our assets pursuant to which we pay customary fees. This secured line of credit expires in April 2007. This secured line of credit provides for aggregate cash borrowings and the issuance of letters of credit up to the lesser of $25.0 million or our borrowing base (which was approximately $23.5 million at January 29, 2005), with a letter of credit sub-limit of $2.0 million. Borrowings under this secured line of credit bear interest at the prime rate plus a spread or LIBOR plus a spread, at our election, based on conditions in the credit agreement. As of January 29, 2005, we had no outstanding borrowings on the line of credit, and no outstanding letters of credit. Under the terms of the credit agreement, we are required to maintain a minimum tangible net worth.
In September 2003, we entered into an annual unsecured revolving line of credit with Bank of America that was renewed in June 2004. The line of credit provides for aggregate cash borrowings up to $3.0 million to be used for general operating purposes. Borrowings under the credit agreement bear interest at LIBOR plus a spread. At January 29, 2005, there was no balance on this revolving line of credit.

We borrow funds under these revolving lines of credit from time to time and subsequently repay such borrowings with available cash generated from operations.
Capital Leases. We have capital lease obligations that financed the purchase of our computer equipment. At January 29, 2005, our capital lease obligations were $1.4 million. These obligations have maturity dates ranging from March 2005 to December 2007. The interest rates on these obligations range from 7.2% to 11.5%. All of these obligations are secured by the computer equipment.
Operating Leases. We lease our stores under operating leases, which generally have an initial term of five years with one five-year renewal option. The typical store lease requires a combination of both fixed monthly rentals and rentals computed as percentage of net sales after a certain sales threshold has been met. Rental expense was $8.4 million for fiscal 2004 and $6.4 million for fiscal 2003 (including approximately $723,000 and $794,000 of percentage rent, respectively).
Purchase Obligations. As of January 29, 2005, we had purchase obligations of $39.2 million, all of which were for less than one year. These purchase obligations primarily consist of outstanding merchandise orders.
Off-Balance Sheet Arrangements. Other than the store operating leases described above, we do not have any off-balance sheet arrangements.
Outstanding Stock Options
As of January 29, 2005, we had outstanding vested options to purchase approximately 1,616,498 shares of common stock, at a weighted average exercise price of $0.67 per share, and outstanding unvested options to purchase 245,050 shares of common stock, at a weighted average price of $4.08 per share. The per share value of each share of common stock underlying the vested options, based on the difference between the exercise price per option and the estimated fair market value of the shares at the dates of the grant of the options (also referred to as intrinsic value), ranges from $0 to $0.77 per share. The average exercise price per share for the vested options is less than the assumed initial public offering price. The average exercise price per share for the unvested options is equal to the estimated fair market value of the shares at the date of grant but less than the assumed initial public offering price.
The fair market values of the shares were determined at each of the dates of grant by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist because we based our valuation on comparable private company market multiple analyses. We used a consistent formula based on our twelve-month rolling EBITDA, defined as earnings before taxes, interest, depreciation and amortization, multiplied by a private company multiple less outstanding debt.
Factors that contributed to the difference between the fair market value of the grants and the assumed initial public offering price are (i) a “private entity liquidity discount” of approximately 30% relative to a public company; (ii) the span of time between grant dates and the estimated time of an initial public offering; (iii) the fact that private company valuations are normally based on historical performance while a public company’s are based on future expected earnings; and (iv) the uncertainty of our future cash flow and earnings at the date of the grants. Management’s valuation of the company for the purposes of determining the fair market value of our shares in connection with our option grants was based in part upon an evaluation of merger and acquisition transactions in the specialty retail, specialty apparel and discount store industries involving entities comparable to us in terms of total revenue and other characteristics.
At the end of fiscal 2004, our private entity valuation, based on our twelve-month rolling EBITDA formula, was $9.31 per share, or a 28% discount to the assumed initial public offering price of $13.00 per share, which we believe is consistent with the appropriate private entity liquidity discount. In the third quarter of fiscal 2004, we granted options to purchase common stock to certain of our employees at an exercise price (equal to fair market value at the date of grant) of $6.85 per share. Management believes this increase in the fair market value of our common stock, as well as the increase in the fair market value of our common stock from October 2004 through the date of this prospectus, is attributable to several factors. First, approximately 67% of our net income for fiscal 2004 was generated in the fourth quarter, resulting in a significant increase in our twelve-month rolling EBITDA, which, as noted above, is used by management to determine the fair market value of our shares. Further, the fair market value of our shares was positively impacted by:

•	increased same store sales when compared with the same periods from previous years;

•	increased average sales per store;

•	the continued growth in our store base; and

•	our expanded geographic footprint.

Based on an estimated initial public offering price of $13.00 per share, the intrinsic value of the options outstanding at January 29, 2005 was $22.1 million, of which $19.9 million related to vested options and $2.2 million related to unvested options.
Our board of directors has authorized, effective and conditioned upon the consummation of this offering, awards for our management employees in the form of stock option grants. See “Management — 2005 Long Term Incentive Plan — Initial Grants.”
Critical Accounting Policies
The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies describe the more significant judgments and estimates used in the preparation of our financial statements:
     Revenue Recognition
While our recognition of revenue is predominantly derived from routine retail transactions and does not involve significant judgment, revenue recognition represents an important accounting policy of ours. We recognize retail sales at the time the customer takes possession of the merchandise and purchases are paid for less an allowance for returns. We allow for returns up to 10 days after the date of sales and the estimate for returns is based on actual observed return activity 10 days after the period ends. Revenue from layaway sales is recognized when the customer has paid for and received the merchandise. However, revenue from the $2.00 service charge for participating in the program and from the $5.00 re-stocking fee, if charged as part of the layaway program, is recognized at the time of payment. All sales are from cash, check or major credit card company transactions.
     Inventory
Inventory is stated at the lower of cost (first-in, first-out basis) or market as determined by the retail inventory method less a provision for inventory shrinkage. Under the retail inventory method, the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. Inherent in the retail inventory calculation are certain significant management judgments and estimates including, among others, merchandise markups, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as resulting gross margins. We estimate a shrinkage reserve for the period between the last physical count and the balance sheet date. The estimate for the shrinkage reserve can be affected by changes in actual shrinkage trends. We believe the first-in first-out retail inventory method results in an inventory valuation that is fairly stated. Many retailers have arrangements with vendors that provide for rebates and allowances under certain conditions, which ultimately affect the value of the inventory. We have not entered into such arrangements with our vendors.

     Property and Equipment, net
We have a significant investment in property and equipment. Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives (primarily three to five years for computer equipment and furniture, fixtures and equipment, five years for leasehold improvements, and 15 years for buildings) of the related assets or the relevant lease term, whichever is shorter. Any reduction in these estimated useful lives would result in a higher annual depreciation expense for the related assets.
     Impairment of Long-Lived Assets
We continually evaluate whether events and changes in circumstances warrant revised estimates of the useful lives or recognition of an impairment loss for intangible assets. Future adverse changes in market and legal conditions, or poor operating results of underlying assets could result in losses or an inability to recover the carrying value of the intangible asset, thereby possibly requiring an impairment charge in the future. If facts and circumstances indicate that a long-lived asset, including property and equipment, may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. Impairment losses in the future are dependent on a number of factors such as site selection and general economic trends, and thus could be significantly different from historical results. To the extent our estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in impairment charges.
     Stock-Based Compensation
We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB interpretation (FIN) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. We recognize the fair value of stock rights granted to non-employees in the accompanying financial statements. SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123, as amended. Pro forma information regarding net income and net income per share is required in order to show our net income as if we had accounted for employee stock options under the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation— Transition Disclosure. This information is contained in Notes 2 and 8 to our financial statements. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option pricing model.
     Accounting for Income Taxes
We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The computation of income taxes is subject to estimation due to the judgment required and the uncertainty related to the recoverability of deferred tax assets or the outcome of tax audits. We adjust our income tax provision in the period it is determined that actual results will differ from our estimates. Tax law and rate changes are reflected in the income tax provision in which such changes are enacted.
The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.
Quantitative and Qualitative Disclosure about Market Risk
We are exposed to financial market risks related to changes in interest rates connected with our revolving lines of credit, which bear interest at variable rates. We cannot predict market fluctuations in interest rates. As a result, future results may differ materially from estimated results due to adverse changes in interest rates or debt availability. A hypothetical 100 basis point increase in prevailing market interest rates would not have materially impacted our financial position, results of operations, cash flows for fiscal 2004. We do not engage in financial transactions for trading or speculative purposes, and we have not entered into any interest rate hedging contracts.
We source all of our product from apparel markets in the United States and, therefore, are not subject to fluctuations in foreign currency exchange rates. We have not entered into forward contracts to hedge against fluctuations in foreign currency prices.
If we were to begin sourcing product directly from overseas, our risk management policy would allow us to utilize foreign currency forward and option contracts to manage currency exposures. If we were to enter into hedging contracts, we anticipate that the contracts would have maturities of less than three months and would settle before the end of each quarterly period. Additionally, we do not expect to enter into any hedging contracts for trading or speculative purposes.
We had cash and cash equivalents totaling $11.8 million at January 29, 2005. These amounts were maintained in deposit accounts or highly liquid investments with remaining maturities of 90 days or less at the time of purchase. Due to the short-term nature of these investments, we believe that we do not have material exposure to changes in the fair value of our investments as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. We do not enter into investments for trading or speculative purposes.
Recently Issued Accounting Standards
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets. SFAS No. 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, which requires that exchanges of nonmonetary assets be measured based on the fair value of the assets exchanged, but which includes certain exceptions to that principle. SFAS No. 153 eliminates the exception from APB Opinion No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have a commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on our consolidated financial position or results of operations.
In December 2004, the FASB issued a revision to SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and is effective as of the beginning of the first annual period that begins after June 15, 2005 for public entities that do not file as small business issuers. We have illustrated the effect on our earnings as if we had adopted the fair value method of accounting for stock-based compensation under SFAS No. 123. This information is contained in notes 2 and 8 to our financial statements. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option pricing model. The fair value-based method of SFAS No. 123 is similar in most respects to the fair value-based method under SFAS No. 123R, although the election of certain methods within the applicable transition rules of SFAS No. 123R may affect the impact on our consolidated financial position or results of operations. Such impact, if any, on our consolidated financial position or results of operations has not been determined.
In December 2003, the FASB issued FIN 46R, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46R requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46R is effective immediately for all new variable interest entities created or acquired after December 31, 2003. The adoption of FIN 46R is not expected to have an impact on our consolidated financial position or results of operations.

Business
We are a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. We offer quality, branded products from nationally recognized brands, as well as private label products and a limited assortment of home décor items. Our merchandise offerings are designed to appeal to the preferences of fashion conscious consumers, particularly African-Americans. We believe that we provide our merchandise at compelling values. We seek to provide nationally recognized branded merchandise at 20% to 60% discounts to department and specialty stores’ regular prices. Our stores average approximately 8,700 square feet of selling space and are typically located in neighborhood shopping centers that are convenient to low to moderate income customers. Originally our stores were located in the Southeast, and we have recently expanded into the Mid-Atlantic region and Texas. We currently operate 212 stores in both urban and rural markets in twelve states. We expect to open 40 new stores in each of fiscal 2005 and fiscal 2006, and as of April 22, we had opened twelve new stores in fiscal 2005. Approximately 70% of the new stores we intend to open in fiscal 2005 and fiscal 2006 are expected to be located in states that we currently serve.
Our predecessor was founded in 1946 and grew to become a chain of family apparel stores operating in the Southeast under the Allied Department Stores name. In 1999, our chain of stores, then consisting of 85 stores throughout the Southeast, was acquired by Hampshire Equity Partners, a private equity firm. Our management team has implemented several strategies designed to differentiate our stores, improve our operating and financial performance and position us for growth, including:

•	focusing our merchandise offerings on more urban fashion apparel for the entire family, with greater emphasis on nationally recognized brands;

•	accelerating and completing the remodeling of virtually all of the 85 stores acquired in 1999 to create a more appealing shopping environment;

•	refining our new store model and implementing a real estate approach focused on locating stores in low to moderate income neighborhoods close to our core customers;

•	rebranding our stores and our company to Citi Trends in order to convey more effectively our positioning to consumers;

•	investing in infrastructure to support growth, including opening an additional distribution center and installing new point of sale systems in all of our stores; and

•	implementing an aggressive growth strategy, including entering several new markets such as Houston, Norfolk and, most recently, Baltimore and Washington, D.C.
Industry
According to NPD Fashionworld, a division of the NPD Group, or NPD, a nationally recognized firm that specializes in apparel research, based on Consumer Panel Estimated Data, retail sales of off-price apparel totaled $16.5 billion in the U.S. in 2004, up more than 15% from 2003. The popularity of this segment continues to grow, with off-price retailers accounting for 9.5% of overall retail apparel sales in the U.S. in 2004, versus 8.6% in 2003 and 8.2% in 2002, according to NPD.
The off-price apparel market is dominated by large format, national apparel companies, such as The TJX Companies, Burlington Coat Factory and Ross Stores. Our management believes that these retailers generally target more affluent consumers and seek to achieve high volumes by serving the fashion needs of a broad segment of the population. Mass merchants and general merchandise discount retailers, such as Wal-Mart Stores, Inc. and Kmart Corp., also offer apparel at reduced prices, but we believe that they generally focus on basic apparel and are less fashion oriented. As a result, we believe there is significant demand for a value retailer that addresses the market of low to moderate income consumers generally and, particularly, African-

American and other minority consumers who seek value-priced, urban fashion apparel and accessories. We believe this market benefits from several favorable characteristics, including:
Growing Market with Favorable Demographics. Based on U.S. Census Bureau data, approximately 31% of the U.S. population was non-white in 2000 versus approximately 20% in 1980. According to the U.S. Census Bureau data this percentage is estimated to increase to approximately 35% by 2010. Within this market, African-Americans represented 12.7% of the population as of 2000, which is expected to increase to 13.1% in 2010, based upon U.S. Census Bureau data.
Significant Spending on Apparel. According to the Selig Center for Economic Growth at The University of Georgia, or the Selig Center, the combined U.S. buying power of non-whites grew from $540.8 billion in 1990 to approximately $1.2 trillion in 2000. During that period, buying power for African-Americans grew from $318.3 billion to $584.9 billion and is estimated by the Selig Center to grow approximately 65% to $964.6 billion in 2009.
We believe our core customers are more fashion oriented, which results in a greater propensity to purchase apparel. According to the U.S. Department of Labor, African-Americans spend 4.7% of their annual income on apparel and related products and services, compared to 3.5% for the U.S. population as a whole.
Expansion of Urban Apparel Brands. In recent years, a series of nationally recognized urban brands, often associated with hip-hop and rap musicians, has emerged and gained significant popularity. These brands offer distinctive, urban apparel designed to appeal to African-American consumers, as well as to the broader population. Sales from 13 national urban apparel brands tracked by NPD totaled approximately $1.9 billion in 2004, an increase of approximately 46% from 2003.
Business Strengths
Our goal is to be the leading value-priced retailer of urban fashion apparel and accessories. We believe the following business strengths differentiate us from our competitors and are important to our success:
Focus on Urban Fashion Mix. We focus our merchandise on urban fashions, which we believe appeals to our core customers. We do not attempt to dictate trends, but rather devote considerable effort to identifying emerging trends and ensuring that our apparel assortment is considered timely and fashionable in the urban market. Our merchandising staff tests new merchandise before reordering and actively manages the mix of brands and products in our stores to keep our offering fresh and minimize markdowns.
Superior Value Proposition. As a value-priced retailer, we seek to offer first quality, fashionable merchandise at compelling prices. We seek to provide nationally recognized brands at 20% to 60% discounts to department and specialty stores’ regular prices. We also offer products under our proprietary brands such as Citi Steps, Diva Blue and Urban Sophistication. These private labels enable us to expand product selection, offer fashion merchandise at lower prices and enhance our product offerings.
Merchandise Mix that Appeals to the Entire Family. We merchandise our stores to create a destination environment capable of meeting the fashion needs of the entire value-conscious family. Each store offers a wide variety of products for men and women, as well as infants, toddlers, boys and girls. Our stores feature sportswear, dresses, plus-sized apparel, outerwear, footwear and accessories, as well as a limited assortment of home décor items. We believe that the breadth of our merchandise distinguishes our stores from many competitors that offer urban apparel primarily for women, and reduces our exposure to fashion trends and demand cycles in any single category.
Strong and Flexible Sourcing Relationships. We maintain strong sourcing relationships with a large group of suppliers. We have purchased merchandise from more than 1,000 vendors in the past twelve months. Purchasing is controlled by our 20-member buying team located at our Savannah, Georgia headquarters and in New York, New York, and our buyers have an average of more than 20 years of retail experience. We purchase merchandise through planned programs with vendors at reduced prices and opportunistically through close-outs, with the majority of our merchandise purchased for the current season and a limited quantity held for sale in future seasons. To foster our vendor relationships, we pay vendors promptly and do not ask for typical retail concessions such as promotional and markdown allowances or delivery concessions such as drop shipments to stores.
Attractive Fashion Presentation and Store Environment. We seek to provide a fashion-focused shopping environment that is similar to a specialty apparel retailer, rather than a typical off-price store. Products from nationally recognized brands are prominently displayed by brand, rather than by size, on dedicated, four-way fixtures featuring multiple sizes and styles. The remaining merchandise is arranged on hanging racks. All stores are carpeted and well-lit, with most featuring a sound system that plays urban adult and urban contemporary music throughout the store. Nearly all of our stores have either been opened or remodeled in the past six years.
Highly Profitable Store Model. We operate a proven and efficient store model that delivers strong cash flow and store level return on investment. We locate stores in high traffic strip shopping centers that are convenient to low and moderate income neighborhoods. We generally utilize previously occupied store sites. This approach enables us to generate substantial traffic at attractive rents. Similarly, our advertising expenses are low as we do not rely on promotion-driven sales but rather seek to build our reputation for value through everyday low prices. At the same time, from an investment perspective, we seek to design stores that are inviting and easy to shop, while limiting startup and fixturing costs. As a result, our stores generate rapid payback of investments, typically within twelve to 14 months.
Growth Strategy
Our growth strategy is to open stores in new and existing markets, as well as to increase sales in existing stores. Adding stores in the markets we currently serve often enables us to benefit from enhanced name recognition and achieve advertising and operating synergies. In fiscal 2003 and fiscal 2004, we opened 25 and 40 stores, respectively, and entered the Houston, Norfolk, Baltimore and Washington, D.C. markets. Of the 25 stores opened in fiscal 2003, the average sales were $1.3 million.
We expect to open 40 new stores in each of fiscal 2005 and fiscal 2006, and as of April 22, we had opened twelve new stores in fiscal 2005. Approximately 70% of the new stores we intend to open in fiscal 2005 and fiscal 2006 are expected to be located in states we currently serve.
We intend to increase comparable store sales by increasing the assortment and amount of inventory in existing merchandise categories for which recent sales and/or sales trends are encouraging. We also intend to increase comparable store sales through the expansion of adjacent product categories such as home décor and intimate apparel. In order to expand such adjacent categories, we have recently added a dedicated buyer in home décor and upgraded our buying capabilities and focus within the intimate apparel category.
Store Operations
Store Format. Our existing 212 stores’ average selling space is approximately 8,700 square feet, which allows us space and flexibility to departmentalize our stores and provide directed traffic patterns. New stores added in fiscal 2004 averaged approximately 10,700 square feet, which is larger than the stores added in fiscal 2003 and significantly larger than our historical store base. As a result of these new stores, as well as due to the remodeling and expansion of existing stores in fiscal 2003, our average square footage of selling space per store has increased from approximately 7,600 at the end of fiscal 2002 to its current level.
We arrange our stores in a racetrack format with women’s sportswear, our most attractive and fashion current merchandise, in the center of each store, and complementary categories adjacent to those items. Men’s and boy’s apparel is displayed on one side of the store while dresses, footwear and accessories are displayed on the other side. Merchandise for infants, toddlers and girls is displayed along the back of the store. Impulse items, such as jewelry and sunglasses, are featured near the checkout area. Products from nationally recognized brands are prominently displayed on four way racks at the front of each department. The remaining merchandise is displayed on hanging racks and occasionally on table displays. Large hanging signs identify each category location. The unobstructed floor plan allows the customer to see virtually all of the different product areas from the store entrance and provides us the flexibility easily to expand and contract departments in response to consumer demand, seasonality and merchandise availability.

Virtually all of our inventory is displayed on the selling floor. Our prices are clearly marked and often have the comparative retail-selling price noted on the price tag.
Store Management. Store operations are managed by our Vice President of Store Operations, three regional managers and 21 district managers, each of whom typically manages eight to ten stores. Our typical store is staffed with a store manager, two or three assistant managers and seven to eight part time sales associates, all of whom rotate work days on a shift basis. District managers and store managers participate in a bonus program based on achieving predetermined levels of sales and profits. The district managers also participate in bonus programs based on achieving targeted payroll costs. Our regional managers participate in a bonus program based on a rollup of the district managers’ bonuses. The assistant managers and sales associates are compensated on an hourly basis with incentives. Moreover, we recognize individual performance through internal promotions and provide extensive opportunities for advancement, particularly given our rapid growth.
We place significant emphasis on loss prevention in order to control inventory shrinkage. Our initiatives include electronic tags on all of our products, training and education of store personnel on loss prevention issues, digital video camera systems, alarm systems and motion detectors in the stores. We also capture extensive point-of-sale data and maintain systems that monitor returns, voids and employee sales, and produce trend and exception reports to assist us in identifying shrinkage issues. We have a centralized loss prevention team that focuses exclusively on implementation of these initiatives and specifically on stores that have experienced above average levels of shrinkage.
Employee Training. Our employees are critical to achieving our goals, and we strive to hire employees with high energy levels and motivation. We have well-established store operating policies and procedures and an extensive 90-day in-store training program for new store managers and assistant managers. Our sales associates also participate in a 30-day customer service and store procedures training program, which is designed to enable them to assist customers in a friendly, helpful manner.
Layaway Program. We offer a layaway program that allows customers to purchase merchandise by initially paying a 20% deposit together with a $2.00 service charge. The customer then makes additional payments every two weeks and has 60 days within which to complete the purchase. If the purchase is not completed, the customer receives a merchandise credit for amounts paid less a $5.00 re-stocking fee and the service charge. Sales under our layaway program accounted for approximately 13% of our total sales in fiscal 2004.
Store Economics. We believe we benefit from attractive store-level economics. The average investment for the 41 stores we opened in fiscal 2002 and fiscal 2003, including leasehold improvements, equipment, cost of inventory to stock the store (net of accounts payable) and preopening store expenses, was approximately $240,000. These 41 stores generated average sales of $1.2 million and average store operating profit (defined as store operating revenue less cost of sales and store operating expenses) of $190,000 during their first twelve months of operation. Our average investment for the 40 stores opened in fiscal 2004 was approximately $280,000. This investment represents an increase over prior years as the size of our stores has increased and, in some instances, we have paid for leasehold improvements that we expect to recover over time. We expect these stores to generate similar levels of return on investment.

Store Locations
As of April 22, 2005, we operated 212 stores located in twelve states. Our stores are primarily located in strip shopping centers and downtown business districts. We have no franchising relationships as all of our stores are company-operated. The table below sets forth the number of stores in each of these twelve states and the specific markets within each such state in which we operated at least two stores as of April 22, 2005:
     Alabama—17
          Birmingham—4
          Montgomery—2
          Mobile—2
          Single store locations—9
     Arkansas—4
          Little Rock—3
          Single store locations—1
     Florida—15
          Jacksonville—3
          Orlando—2
          Tampa—2
          Single store locations—8
     Georgia—44
          Atlanta—9
          Albany—2
          Augusta—2
          Macon—2
          Savannah—2
          Single store locations—27
     Louisiana—23
          Shreveport—3
          Baton Rouge—2
          Monroe—2
          New Orleans—2
          Single store locations—14
     Maryland—3
          Baltimore—2
          Single store locations—1
     Mississippi—17
          Jackson—2
          Single store locations—15
     North Carolina—30
          Charlotte—3
          Durham—2
          Fayetteville—2
          Greensboro—2
          Winston-Salem—2
          Single store locations—19
     South Carolina—32
          Charleston—2
          Columbia—2
          Orangeburg—2
          Single store locations—26
     Tennessee—9
          Memphis—6
          Nashville—2
          Single store locations—1
     Texas—7
          Houston—7
     Virginia—11
          Norfolk—6
          Richmond—4
          Single store locations—1
Site Selection. Cost-effective store locations are an important part of our profitability model. Accordingly, we look for second and third use store locations that offer attractive rents, but also meet our demographic and economic criteria.
In selecting a location, we target both urban and rural markets. Demographic criteria used in site selection include concentrations of our core consumers. In addition, we require convenient site accessibility, as well as strong co-tenants, such as food stores, dollar stores, rent-to-own stores and other apparel stores. We prepare detailed demographic studies and pro forma financial statements for each prospective store location. Our economic criteria for a site include specific store-level profitability and return on capital invested.
We have a dedicated real estate management team responsible for new store site selection. Our group has identified a significant number of target sites in existing strip shopping centers and off-mall locations with appropriate market characteristics in both new and existing markets. We opened a total of 65 new stores in fiscal 2003 and fiscal 2004. We expect to open 40 new stores in each of fiscal 2005 and fiscal 2006, and as of April 22, we had opened twelve new stores in fiscal 2005. We expect to fund our store openings with a portion of the net proceeds from this offering and cash flow from operations.
Shortly after we sign a new store lease, our store construction department prepares the store by installing fixtures, signs, dressing rooms, checkout counters, cash register systems and other items. Once we take possession of a store site, we can open the store within approximately three to four weeks.
Product Merchandising and Pricing
Merchandising. Our merchandising policy is to offer high quality, branded products at attractive prices for the entire value-conscious family. We seek to maintain a diverse assortment of first quality, in-season merchandise that appeals to the distinctive tastes and preferences of our core customers. Approximately 30% of our sales are typically represented by nationally recognized brands that we purchase from approximately

30 to 50 vendors. We also offer a wide variety of products from less recognized brands that represent approximately 60% of sales. The remaining 10% of sales represent private label products under our proprietary brands such as Citi Steps, Diva Blue and Urban Sophistication. Our private label products enable us to expand product selection, offer merchandise at lower prices and enhance our product offerings.
Our merchandise includes apparel, accessories and home décor. Within apparel, we offer men’s, women’s, which includes dresses, sportswear and plus size offerings, and children’s, which includes offerings for infants, toddlers, boys and girls. We also offer accessories, which includes intimate apparel, handbags, hats, jewelry, footwear, toys, belts and sleepwear, as well as a limited assortment of home décor, which includes giftware, lamps, pictures, mirrors and figurines.
The following table sets forth our approximate merchandise assortment by classification as a percentage of net sales for fiscal 2004. The Company has made an estimate for layaways based on total Company layaway transactions still outstanding at January 29, 2005.

Percentage of
Net Sales

Women’s	38%
Children’s	27%
Men’s	21%
Accessories	13%
Home décor	1%
Pricing. We purchase our merchandise at low prices and mark prices up less than department or specialty stores. We seek to provide our nationally recognized brands at prices 20% to 60% below regular retail prices available in department stores and specialty stores, and that product offering validates both our value and fashion positioning to our consumers. We also consider the price-to-value relationships of our non-branded products to be strong. Our basic pricing strategy is everyday low prices. Our discount from the suggested retail price is usually reflected on the price tag. We review each department in our stores at least monthly for possible markdowns based on sales rates and fashion seasons to promote faster turnover of inventory and to accelerate the flow of current merchandise. Our return policy permits any customer the right to return merchandise within ten days of purchase and receive a cash refund if they have a receipt, unless such item was purchased in a closeout or discount in which case we will only permit a merchandise exchange. We believe that our practice in this regard is more restrictive when compared to other apparel retailers.
Sourcing and Allocation
Our merchandising department oversees the sourcing and allocation of merchandise to our stores, which allows us to utilize volume purchase discounts and maintain control over our inventory. We source our merchandise from over 1,000 vendors, consisting of domestic manufacturers and importers. For fiscal 2004, no vendor represented over 6% of our net sales. Our President and Chief Merchandising Officer supervises our 13 member planning and allocation team, as well as our buying team which is comprised of five merchandise managers and 14 buyers. Consistent with our plan to grow the intimate apparel and home décor categories, we recently added a dedicated buyer in home décor and upgraded our buying capabilities and focus in intimate apparel.
Our buyers have an average of 20 years of experience in the retail business and have developed long-standing relationships with many of our vendors, including those controlling the distribution of branded apparel. These buyers are responsible for maintaining vendor relationships, securing high quality, fashionable merchandise that meets our margin requirements and identifying and responding to emerging fashion trends. Our buyers, who are based in Savannah and New York, accomplish this by traveling to the major United States apparel markets regularly, visiting our major manufacturers and attending national and regional apparel trade shows, including urban-focused trade shows. We also retain the services of two independent fashion consulting firms, Barbara Fields Buying and Henry Donegar Associates, that monitor market trends.

Our buyers purchase merchandise in styles, sizes and quantities to meet inventory levels developed by our planning staff. We work closely with our suppliers and are able to differentiate ourselves by our willingness to purchase less than a full assortment of styles, colors and sizes and by our policy of paying promptly and not asking for typical retail concessions such as promotional and markdown allowances. Our purchasing department utilizes several buying techniques that enable us to offer to consumers branded and other merchandise at everyday low prices. The majority of the nationally recognized branded products we sell are purchased in-season and represent our vendors’ excess inventories resulting from production or retailer order cancellations. We generally purchase later in the merchandising buying cycle than department and specialty stores. This allows us to take advantage of imbalances between retailers’ demands for specific merchandise and manufacturers’ supply of that merchandise. We also purchase merchandise from some vendors in advance of the selling season at reduced prices. Occasionally, we purchase merchandise on an opportunistic basis, which we then “pack and hold” for sale three to nine months later. Where possible, we seek to purchase items based on style or color in limited quantities on a test basis with the right to reorder as needed. Finally, we purchase private label merchandise that we source to our specifications.
As is customary in the industry, we do not enter into long-term contracts with any of our suppliers. While we believe we may encounter delays if we change suppliers, we believe alternate sources of merchandise for all product categories are available at comparable prices.
We allocate merchandise across our store base according to store-level demand. Our merchandising staff utilizes a centralized management system to monitor merchandise purchasing, allocation and sales in order to maximize inventory turnover, identify and respond to changing product demands and determine the timing of mark-downs to our merchandise. Our buyers also regularly review the age and condition of our merchandise and manage both the reordering and clearance processes. In addition, our merchandising team communicates with our regional, district and store managers to ascertain regional and store-level conditions and to better ensure that our product mix meets our consumers’ demands in terms of quality, fashion, price and availability.
Advertising and Marketing
Our advertising goal is to build the “Citi Trends” brand and promote consumers’ association of our brand with value, quality, fashion and everyday low prices. We generally focus our advertising efforts during the Easter, back-to-school and Christmas seasons. This advertising consists of radio commercials on local hip-hop radio stations that highlight our brands, our value and our everyday low prices. We also do in-store advertising that includes window signs designated for special purposes, such as seasonal events and clearance periods, and taped audio advertisements co-mingled with our in-store music programs. Signs change in color, quantity and theme every three to six weeks. For store grand openings, we typically seek to create community awareness and consumer excitement through radio advertising preceding and during the grand opening and by creating an on-site event with local radio personalities broadcasting from the new location. We also distribute promotional items such as gift certificates and shopping sprees in connection with our grand openings.
Our marketing efforts center on promoting our everyday low prices and on demonstrating the strong price-to-value relationship of our products to our consumers. We do not utilize promotional advertising. Our merchandise is priced so that our competition rarely has lower prices. In the limited situations where our competition offers the same merchandise at a lower price, we will match the price.
Distribution
All merchandise sold in our stores is shipped directly from our distribution centers in Savannah, Georgia. In November 2004, we opened our second distribution center located on Coleman Boulevard, approximately 10 miles from our primary distribution center, the Fahm Street facility. The Coleman facility is used to process all receipts, as well as to warehouse “pack and hold” merchandise and merchandise held for new store openings. After merchandise is received and quality control functions are performed, the merchandise is moved to the Fahm Street facility for processing and shipping to the stores.

All work necessary to prepare the merchandise to be sales-floor ready is performed in our distribution centers. Some of our merchandise comes from vendors pre-ticketed and pre-packed and can be shipped directly from the distribution centers to our stores without repacking. However, most merchandise has to be price ticketed and repacked in store shipping units before being shipped to the stores.
We generally ship merchandise from Savannah to stores daily, but approximately 40 of our smaller volume stores receive merchandise every other day. Savannah is centrally located to our store base, and most of our stores are within a two-day drive from our distribution centers. We use United Parcel Service, Inc. and FedEx Corporation to ship merchandise to our stores. Our distribution centers have a combined 240,000 square feet, including approximately 20,000 square feet of office space. We expect these facilities to support our distribution and office capacity needs for at least the next two years. We intend to use a portion of the net proceeds from this offering to acquire, lease or construct and design a new distribution center in fiscal 2006. We have hired a third party to conduct a site and feasability study regarding the necessary size and location of a new facility. After receipt of the report, we will determine whether to acquire, lease or design and construct a new facility.
Quality control reviews of every merchandise receipt are performed by a dedicated team at the Coleman facility. This team is also responsible for working with our vendors and manufacturers to ensure consistent and superior quality across our private label merchandise, which accounts for approximately 10% of our net sales. Nearly all of our merchandise is purchased from recognized domestic manufacturers and importers, which reduces our risk of inadvertently handling counterfeit items.
Information Technology and Systems
We have information systems in place to support each of our business functions. We purchased our enterprise software from Island Pacific, a primary software provider to the retail industry. Our computer platform is an IBM AS400. The Island Pacific software supports the following business functions: purchasing, purchase order management, price and markdown management, distribution, merchandise allocation, general ledger, accounts payable and sales audit.
The Island Pacific merchandise system captures and reports sales and inventory by item, by store and by day. This information allows our merchandising team to evaluate merchandise performance in considerable detail with high levels of precision. Over the last four years we have enhanced the Island Pacific software, particularly to enhance merchandise allocation and distribution functions. In 2004, we purchased and installed Buyers Toolbox software to aid our merchandise planning and allocation functions.
Our stores use point-of-sale software from DataVantage, a division of MICROS Systems, Inc., to run our store cash registers. The system uses bar code scanners at checkout to capture item sales. It also supports end-of-day processing and automatically transmits sales and transaction data to Savannah each night. Additionally, the software supports store time clock and payroll functions. To facilitate marking down and re-ticketing merchandise, employees in our stores use hand-held scanners that read the correct item price and prepare new price tickets for merchandise. Our DataVantage software also enables us to sort and review transaction data and generate exception and other database reporting to assist in loss prevention.
In 2005, we plan to complete installation of the latest upgrade to the DataVantage software. The new software will enable improved and less costly telecommunications between stores and our Fahm Street facility. The upgrade will also provide improved credit and debit card processing, gift card capability, store e-mail and more reliable data transmissions to our home office systems.
We believe that our information systems, with upgrades and updates over time, are adequate to support our operations for the foreseeable future. Additionally, we recently upgraded our website to enable Internet sales of selected urban branded apparel provided by third parties. We will earn commissions on these sales.

Competition
The markets we serve are highly competitive. The principal methods of competition in our retail business are fashion, assortment, pricing and presentation. We believe we have a competitive advantage in our offering of fashionable brands at everyday low prices. We compete against a diverse group of retailers including national off-price retailers, mass merchants, smaller specialty retailers and dollar stores. The off-price retail companies with which we compete include The TJX Companies, Burlington Coat Factory and Ross Stores. In particular, TJX’s A.J. Wright stores target moderate income consumers. Ross Stores, Inc. has recently launched a similar concept targeting lower income consumers, called dd’s DISCOUNTS. We believe our strategy of appealing to African-American consumers and offering urban apparel products allows us to compete successfully with these retailers. We also believe we offer a more inviting store format than the off-price retailers, including our use of carpeted floors and more prominently displayed brands. We also compete with a group of smaller specialty retailers that only sell women’s products, such as Rainbow, Dots, Fashion Cents, It’s Fashions and Simply Fashions. Our mass merchant competitors include Wal-Mart and Kmart. These chains do not focus on fashion apparel and, within their apparel offering, lack the urban focus that we believe differentiates our offering and appeals to our core customers. Similarly, while some of the dollar store chains offer apparel, they typically offer a more limited selection focused on basic apparel needs.
Intellectual Property
We regard our trademarks and service marks as having significant value and as being important to our marketing efforts. We have registered the “Citi Trends” trademark with the U.S. Patent and Trademark Office on the Principal Register as both a trademark for retail department store services and as a trademark for clothing. We have also registered the following trademarks with the U.S. Patent and Trademark Office on the Principal Register: “Citi Club,” “Citi Knights,” “Citi Nite,” “Citi Steps,” “Citi Trends Fashion for Less,” “Citi Women,” “CT Sport,” “Diva Blue,” “Univer Soul” and “Vintage Harlem.” We also have applications pending with the U.S. Patent and Trademark Office on the Principal Register for the following trademarks: “Citi Express,” “Lil Citi Man,” “Lil Ms Hollywood” and “Urban Sophistication.” Our policy is to pursue registration of our marks and to oppose vigorously infringement of our marks.
Properties
All our existing 212 stores, totaling approximately 2.3 million gross square feet, are leased under operating leases. Additionally, as of April 22, 2005, we have signed leases for seven new stores to be opened during fiscal 2005 aggregating approximately 87,028 total gross square feet. Our typical store lease is for five years with an option to extend our lease term for an additional five-year period, and all but one lease requires us to pay percentage rent and increases in specified site-related charges. Nearly all of our store leases provide us the right to cancel following an initial three-year period in the event the store does not meet pre-determined sales levels.
We own an approximately 170,000 square foot facility located on Fahm Street in Savannah, Georgia, which serves as our headquarters and one of our two distribution centers. This facility is financed under a mortgage with a remaining principal balance of $1.5 million that is due in July 2007. We intend to repay this mortgage with a portion of the proceeds from this offering. We currently lease the land and building for our other distribution center located on Coleman Boulevard. The lease for this distribution center expires in September 2006, with options to renew for up to three more years. In addition, we currently lease 1,200 square feet in New York City, which is used for buyer operations and meetings with vendors.
Employees
As of January 29, 2005, we had approximately 800 full-time and approximately 1,000 part-time employees. Of these employees, approximately 1,500 are employed in our stores and the remainder are employed in our distribution centers and corporate offices. We are not a party to any collective bargaining agreements, and none of our employees is represented by a labor union.

Legal Proceedings
We are from time to time involved in various legal proceedings incidental to the conduct of our business, including claims by our customers, employees or former employees. We are currently the defendant in a putative collective action lawsuit commenced by a former employee, under the Fair Labor Standards Act. The suit is pending in the Montgomery County District Court of the United States for the Middle District of Alabama, Northern Division. Jionda James, a former sales associate, who represents the class, claims the Company has a policy of requiring its associates to work off the clock in violation of the Fair Labor Standards Act and that she was forced to work off the clock and has not been compensated for her straight time or overtime. Ms. James is also seeking unpaid compensation and benefits, liquidated damages, attorneys fees, costs and injunctive relief. To date, five people have opted into the class. This case is in its early stages, and we are in the process of evaluating the claims made. While our review of the allegations is preliminary, we believe that our business practices are, and were during the relevant periods, in compliance with the law. We plan to defend this suit vigorously.

Management
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors and their ages:

Name	Age	Position

R. Edward Anderson	55	Chief Executive Officer and Director
George A. Bellino*	57	President, Chief Merchandising Officer and Director
Thomas W. Stoltz	44	Chief Financial Officer
James A. Dunn	48	Vice President of Store Operations
Gregory P. Flynn	48	Chairman of the Board of Directors
Laurens M. Goff*	32	Director
John S. Lupo	58	Director
Tracy L. Noll	56	Director

*	Will resign from our board of directors upon the consummation of this offering.
R. Edward Anderson. Mr. Anderson has served as our Chief Executive Officer and as a director since December 2001. Prior to his current responsibilities, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Variety Wholesalers, our previous owner, from December 1997 to December 2001. From 1978 to 1994, Mr. Anderson served as Chief Financial Officer of Rose’s Stores, Inc., a discount retailer. In August 1994, Mr. Anderson was promoted to Chief Executive Officer and served in this position until December 1997. Mr. Anderson also served as the Chairman of the Board of Directors of Rose’s Stores, Inc. from August 1994 to December 1997.
George A. Bellino. Mr. Bellino has served as our President and Chief Merchandising Officer since December 2001 and has served as a director since April 1999. Mr. Bellino served as our Chief Executive Officer and President from April 1999 to December 2001. From January 1997 to March 1999, Mr. Bellino served as President of our predecessor company. From June 1992 to December 1996, Mr. Bellino served as the Vice President of Merchandising at Pennsylvania Fashions, a privately held off-price apparel chain. From June 1990 to October 1991, Mr. Bellino served as President of General Textiles/ Family Bargain Center, a retail apparel chain.
Thomas W. Stoltz. Mr. Stoltz has served as our Chief Financial Officer since September 2000. From January 1999 to August 2000, Mr. Stoltz served as Chief Financial Officer of Sharon Luggage and Gifts, a privately held retailer. From August 1996 to December 1998, Mr. Stoltz served as the Chief Financial Officer and Vice President of Finance of Factory Card Outlet, a greeting card retailer. Mr. Stoltz is a certified public accountant licensed in North Carolina and a member of the American Institute of Certified Public Accountants.
James A. Dunn. Mr. Dunn has served as our Vice President of Store Operations since April 2001. From January to April 2001, Mr. Dunn was our Director of Training and Development and from January 2000 to January 2001 was one of our Regional Managers. Prior to joining us, Mr. Dunn was a Store Manager at Staples from January 1999 to December 2000. Prior to that Mr. Dunn was a Regional Manager at Dress Barn, where he supervised 77 stores and 10 district sales managers with an annualized sales volume of $63.0 million.
Gregory P. Flynn. Mr. Flynn has served as our Chairman of the board of directors since 2001 and as a member of the compensation committee since 2001. Mr. Flynn is currently a Managing Partner of Hampshire Equity Partners II, L.P. and Hampshire Equity Partners III, L.P. and has been associated with Hampshire since 1996. Hampshire Equity Partners and certain of its affiliates are selling stockholders in this offering. From 1994 to 1996, Mr. Flynn served as a Managing Partner of ING Equity Partners, L.P.
Laurens M. Goff. Mr. Goff has served as a director since September 2003 and is a member of the audit committee. Mr. Goff is currently a Principal of Hampshire Equity Partners II, L.P. and Hampshire Equity Partners III, L.P. and has been employed by Hampshire since August 1998 as an associate and then as a vice president prior to becoming a Principal. From 1996 to 1998, Mr. Goff served as an analyst of Furman Selz LLC.
John S. Lupo. Mr. Lupo has served as a director since May 2003, and is the Chairman of the compensation committee. Mr. Lupo is a principal in the consulting firm Renaissance Partners, LLC, which he joined in February 2000. From November 1998 until December 1999, Mr. Lupo served as Executive Vice President of Basset Furniture. From October 1996 until October 1998, Mr. Lupo served as the Chief Operating Officer of the International Division of Wal-Mart Stores Inc., and from September 1990 until September 1996, Mr. Lupo served as Senior Vice President and General Merchandise Manager of Wal-Mart Stores Inc. Mr. Lupo is a director for Rayovac Corp, a public reporting company, and serves on their Compensation and Corporate Governance and Nominating Committees.
Tracy L. Noll. Mr. Noll has served as a director since July 2000 and is the current Chairman of the audit committee. Mr. Noll is currently a private investor based in Dallas, Texas. He served as President and Chief Operating Officer of National Dairy Holdings, L.P. from April 2001 to September 2003. He served as Executive Vice President of Suiza Foods Corporation, a public reporting company, from September 1994 until March 2001, including serving as Chief Financial Officer from September 1994 until July 1997. He served as Vice President and Chief Financial Officer of Morningstar Foods Inc., a public reporting company, from April 1988 until June 1994. Mr. Noll currently serves as a Director and is Chairman of the Audit Committee of Reddy Ice Group, Inc., a public reporting company.
Each of our executive officers serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Board of Directors Composition After the Offering
Our board of directors currently consists of six directors. Following this offering, our board of directors will be divided into three classes and will consist of five directors, two of which will be “independent” under the rules of the Nasdaq National Market, including Messrs. Anderson, Flynn, Noll and Lupo and a vacant director position that we intend to fill after the consummation of this offering with an independent director. Upon the consummation of the offering, Mr. Flynn will be the only Hampshire Equity Partners nominated director, and the two independent directors will be Messrs. Noll and Lupo. Upon the consummation of the offering we expect two of our current directors, Messrs. Bellino and Goff, to resign. We intend to avail ourselves of the transition periods provided for under the applicable rules of the Nasdaq National Market for issuers listing in conjunction with their initial public offering. Although we intend to satisfy all Nasdaq corporate governance rules, immediately after the consummation of the offering, we intend to avail ourselves of the Nasdaq rule 4350(c) “controlled company” exception that applies to companies where more than 50% of the stockholder voting power is held by an individual, a group or another company, due to Hampshire Equity Partners’ ownership interest and voting power described under “Principal and Selling Stockholders.” This rule will grant us an exception from the requirements that we have a majority of independent directors on our board of directors and that our compensation and nominating and corporate governance committees be comprised entirely of independent directors. We intend to comply with the independence rules of the Nasdaq National Market in the event Hampshire’s ownership falls below 50%.
Our second amended and restated certificate of incorporation divides our board into three classes having staggered terms, with one of such classes being elected each year for a new three-year term. Class I directors will have an initial term expiring in 2006, Class II directors will have an initial term expiring in 2007 and

Class III directors will have an initial term expiring in 2008. Class I will be comprised of our vacant director position, which we intend to fill after the consummation of this offering. Class II will be comprised of Messrs. Noll and Lupo. Class III will be comprised of Messrs. Flynn and Anderson.
In connection with this offering, we will enter into a nominating agreement with Hampshire Equity Partners pursuant to which we, acting through our nominating and corporate governance committee, will agree, subject to the requirements of our directors’ fiduciary duties, that (i) Hampshire Equity Partners will be entitled to designate two directors to be nominated for election to our board of directors as long as Hampshire Equity Partners owns in the aggregate at least 40% of the shares of our common stock which it owned immediately prior to the consummation of this offering or (ii) Hampshire Equity Partners will be entitled to designate one director to be nominated for election to our board of directors as long as Hampshire Equity Partners owns in the aggregate less than 40% and at least 15% of the shares of our common stock which it owned immediately prior to the consummation of this offering. If at any time Hampshire Equity Partners owns less than 15% of the shares of our common stock which it owned immediately prior to the consummation of this offering, it will not have the right to nominate any directors for election to our board of directors. See “Related Party Transactions—Nominating Agreement.”
Board of Directors Committees
Our board of directors has established an audit committee and a compensation committee. Upon the consummation of this offering, we will create a nominating and corporate governance committee.

Audit Committee
The audit committee, currently consisting of Messrs. Noll and Goff, reviews our internal accounting procedures and consults with and reviews the services provided by our independent registered public accountants. Mr. Noll is the current chairman of the audit committee and qualifies as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Upon the consummation of this offering and after Mr. Goff’s anticipated resignation, our audit committee will consist of three directors, including Messrs. Lupo and Flynn and Mr. Noll as the chairman. Following this offering, the principal duties and responsibilities of our audit committee will be to:

•	have direct responsibility for the selection, compensation, retention, replacement and oversight of the work of our independent auditors, including prescribing what services are allowable and approve in advance all services provided by the auditors;

•	set clear hiring policies for employees or former employees of the independent auditors;

•	review all proposed company hires formerly employed by the independent auditors;

•	have direct responsibility for ensuring its receipt from the independent auditors at least annually of a formal written statement delineating all relationships between the auditor and us, consistent with Independence Standards Board Standard No. 1;

•	discuss with the independent directors any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board of directors take, appropriate action to oversee the independence of the independent auditor;

•	discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing, compensation and resources;

•	review, at least annually, the results and scope of the audit and other services provided by our independent auditors and discuss any audit problems or difficulties and management’s response;

•	review our annual audited financial statement and quarterly financial statements and discuss the statements with management and the independent auditors (including disclosures in our Exchange Act reports in response to Item 303, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, of Regulation S-K);

•	review and discuss with management, the internal auditors and the independent auditors the adequacy and effectiveness of our internal controls, including our ability to monitor and manage business risk, legal and ethical compliance programs and financial reporting;

•	review and discuss separately with the internal auditors and the independent auditors, with and without management present, the results of their examinations;

•	review our compliance with legal and regulatory independence;

•	review and discuss our interim financial statements and the earnings press releases prior to the filing of our quarterly reports on Form 10-Q, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	review and discuss our risk assessment and risk management policies;

•	prepare an audit committee report required by the Commission to be included in our annual proxy statement;

•	engage independent counsel and other advisors to assist the audit committee in carrying out its duties;

•	review and approve all related party transactions consistent with the rules applied to companies listed on the Nasdaq National Market; and

•	establish procedures regarding complaints received by us or our employees regarding accounting, accounting controls or accounting matters.
The audit committee will be required to report regularly to our board of directors to discuss any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of our independent auditors, or the performance of the internal audit function.

Compensation Committee
The compensation committee, consisting of Messrs. Lupo and Flynn, reviews and determines the compensation and benefits of all of our officers, establishes and reviews general policies relating to the compensation and benefits of all of our employees, and administers our long-term incentive plan. Upon the consummation of this offering, we anticipate that our compensation committee will consist of two directors, with Mr. Lupo as the chairman. Following this offering the principal duties and responsibilities of our compensation committee will be to:

•	review and approve corporate goals and objectives relevant to our Chief Executive Officer’s and other named executive officers’ compensation;

•	evaluate the Chief Executive Officer’s performance in light of these goals and objectives;

•	either as a committee, or together with the other independent directors, determine and approve the Chief Executive Officer’s compensation;

•	make recommendations to our board of directors regarding the salaries, incentive compensation plans and equity-based plans for our employees; and

•	produce a compensation committee report on executive compensation as required by the Commission to be included in our annual proxy statements or annual reports on Form 10-K filed with the Commission.

Compensation Committee Interlocks and Insider Participation
Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of our current compensation committee serves or has ever served as one of our officers or employees. None of our executive officers serves or has ever served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Nominating and Corporate Governance Committee
Upon the consummation of this offering, we will create a nominating and corporate governance committee. We anticipate that our nominating and corporate governance committee will consist of two directors. We anticipate that the principal duties and responsibilities of our nominating and corporate governance committee will be to:

•	identify individuals qualified to become board members, consistent with criteria approved by the board of directors;

•	recommend the individuals identified be selected as nominees at annual meetings of our stockholders;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to us; and

•	oversee the evaluation of the board of directors and management.

Code of Business Conduct
Upon the consummation of this offering, we will adopt a written code of business conduct applicable to our directors, officers and employees in accordance with the rules of the Nasdaq National Market and the Commission. Our code of business conduct will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the Commission and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.
After this offering, we will make our code available on our website at www.cititrends.com.
Director Compensation
Our independent directors currently receive a $20,000 annual retainer and an annual award of options as compensation from us for their services as members of the board of directors. On March 10, 2004 each of Messrs. Lupo and Noll received options to purchase 2,600 shares of our common stock and such options are exercisable at an exercise price of $6.54 per share. We reimburse all of our directors for out-of-pocket expenses in connection with attendance at board of directors and committee meetings. After this offering, we expect that our independent directors will receive an annual fee of $34,000 for serving as directors and an annual award of 4,000 options with an exercise price set to the fair market value of our common stock on the date of grant.

Executive Compensation
The following table sets forth a summary of the compensation paid during fiscal 2004 to our Chief Executive Officer and our four most highly compensated executive officers, together referred to as our named executive officers:
Summary Compensation Table

				Long-Term
	Annual Compensation(1)			Compensation
				Securities
Name and Principal Position	Fiscal Year	Salary	Bonus	Underlying Options

R. Edward Anderson	2004	$327,693	$144,000	$619
Chief Executive Officer
George A. Bellino	2004	$248,077	$114,000	$1,342
President and Chief
Merchandising Officer
Thomas W. Stoltz	2004	$173,769	$40,000	–
Chief Financial Officer
James A. Dunn	2004	$140,769	$39,900	–
Vice President of Store Operations

(1)	Excludes perquisites and other benefits, which for each named individual are less than 10% of the sum of such individual’s annual salary and bonus.
Stock Option Grants
The following table contains summary information regarding stock option grants made during fiscal 2004 by us to the named executive officers. We also granted stock options to purchase shares of common stock to certain of our employees and to our current stockholders, including Hampshire Equity Partners. All options were granted at fair market value of our common stock, as determined by our board of directors, on the grant date.
Option Grants In Last Fiscal Year

					Potential
					Realizable Value
					at Assumed Rates
					of Stock Price
		% of Total Options			Appreciation for
	Number of Securities	Granted to	Exercise		Option Term(1)
	Underlying Options	Employees in	Price Per	Expiration
Name	Granted	Fiscal Year	Share	Date	5%	10%

R. Edward Anderson	312	0.3%	$6.85	10/30/14	$4,470	$8,383
George A. Bellino	676	0.7%	$6.85	10/30/14	$9,684	$18,163
Thomas W. Stoltz	–	–
James A. Dunn	–	–

(1)	Potential realizable value is based upon the assumed initial public offering price of our common stock of $13.00. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Commission, based on the assumed initial public offering price of $13.00 per share and do not represent our estimate or projection of the future stock price.

Year-End Option Values
The following table provides information about the number and value of unexercised options to purchase common stock held on January 29, 2005 by the named executive officers. There was no public market for our common stock on January 29, 2005. Accordingly, we have calculated the values of the unexercised options on the basis of an assumed initial public offering price of $13.00 per share, less the applicable exercise price, multiplied by the number of shares acquired upon exercise. None of the named executive officers exercised any stock options in fiscal 2004.
Fiscal Year End Option Values

	Number of Securities Underlying			Value of Unexercised
	Unexercised Options at Fiscal Year End			In-the-Money Options(1)

Name	Total	Exercisable	Unexercisable	Exercisable	Unexercisable

R. Edward Anderson	437,502	437,502	–	$5,517,993	$–
George A. Bellino	361,504	361,504	–	4,555,111	–
Thomas W. Stoltz	78,000	78,000	–	984,360	–
James A. Dunn	65,000	51,350	13,650	648,037	172,263

(1)	The options were granted under our Amended and Restated 1999 Stock Option Plan. These options generally vest in equal installments over four years from the date of grant and are generally exercisable up to ten years from the date of grant. The fair value of the options granted during the year ended January 29, 2005 was $2.50 using the Black-Scholes option-pricing model, with weighted average assumptions: no dividend yield; 50% expected volatility; 2.50% risk-free interest rate; ten year expected life and a 10% forfeiture rate.
2005 Long-Term Incentive Plan
Our board of directors and stockholders recently adopted the 2005 Long-Term Incentive Plan to replace our Amended and Restated 1999 Stock Option Plan. The 2005 Long-Term Incentive Plan enables our key employees and directors to acquire and maintain stock ownership, thereby strengthening their commitment to our success and their desire to remain with us, focusing their attention on managing as an equity owner and aligning their interests with those of our stockholders. In addition, the plan is intended to attract and retain key employees, which, together with the key directors, we refer to collectively as eligible persons, and to provide incentives and rewards for superior performance that will ultimately lead to our profitable growth. The plan was approved by a majority our stockholders on April 8, 2005. As of April 28, 2005, options to purchase up to 1,847,248 shares of our common stock remain outstanding under the Amended and Restated 1999 Stock Option Plan. Due to the adoption of the new plan, the Amended and Restated 1999 Stock Option Plan will be terminated and no additional options was granted under that plan.
The principal features of our incentive plan are described in summary form below.

Shares Subject to the Plan
The incentive plan provides that no more than 1,300,000 shares of our common stock may be issued pursuant to awards under the incentive plan; provided that, in the aggregate, no more than 50% of the total shares of our common stock can be made the subject of an award other than as options under the incentive plan. These shares of our common stock will be authorized but unissued shares in such amounts as determined by the board of directors. However, the amount of shares of our common stock granted to an individual in any calendar year period can not exceed 5% of the total number of reserved shares of common stock. Also, in any calendar year period, the maximum dollar amount of cash or the fair market value of common stock that any individual can receive in connection with performance units can not exceed $2.5 million. The number of shares of our common stock available for awards, as well as the terms of outstanding awards, are subject to adjustment as provided in the incentive plan for stock splits, stock dividends, recapitalizations, mergers, consolidations, liquidations, changes in corporate structure and other similar events. Awards that may be granted under the incentive plan include stock options, stock appreciation rights (SARs), restricted shares, performance units, performance shares and director’s shares. Upon the granting of an award to an individual, the number of shares of common stock available shall be reduced depending on the type of award granted, as provided in the incentive plan.
The shares of our common stock subject to any award that expires, terminates or is cancelled, is settled in cash, or is forfeited or becomes unexercisable, will again be available for subsequent awards, except as prohibited by law.

Administration
Either our board of directors or a committee appointed by our board directors may administer the incentive plan. We refer to our board of directors and any committee exercising discretion under the incentive plan from time to time as the committee. With respect to decisions involving an award to a reporting person within the meaning of Rule 16a-2 under the Exchange Act, the committee is to consist of two or more directors who are disinterested within the meaning of Rule 16b-3 under the Exchange Act. With respect to decisions involving an award intended to satisfy the requirements of section 162(m) of the Internal Revenue Code, the committee is to consist solely of two or more directors who are “outside directors” for purposes of that code section. We currently expect that our compensation committee will administer the incentive plan, and, subject to the phase in rules of the Nasdaq National Market our compensation committee will include at least two independent directors.
Subject to the terms of the incentive plan, the committee has express authority to determine the eligible persons who will receive awards, when such awards will be granted, the number of shares of our common stock, units, or SARs to be covered by each award, the relationship between awards and the terms and conditions of awards. The committee has broad discretion to prescribe, amend, and rescind rules relating to the incentive plan and its administration, to interpret and construe the incentive plan and the terms of all award agreements, and to take all actions necessary or advisable to administer the incentive plan. Within the limits of the incentive plan, the committee may accelerate the vesting of any awards, allow the exercise of unvested awards, and may modify, replace, cancel, or renew them.
The incentive plan provides that the determination of the committee on all matters relating to awards and the incentive plan are final. The incentive plan also releases members of the committee from liability for good faith actions associated with the administration of the incentive plan.

Eligibility
The committee may grant options that are intended to qualify as incentive stock options, which we refer to as ISOs, only to employees, and may grant all other awards to employees or any nonemployee director. The incentive plan and the discussion below use the term “grantee” to refer to an eligible person who has received an award under the incentive plan. Although the incentive plan provides the general provisions of our available awards, upon the determination by the committee of the type and amount of award to be granted to a grantee, the eligible grantee will enter into an agreement with us specifying the specific terms of the award to be granted. Each type of award (i.e., stock option, restricted share, performance units and performance shares) is governed by a separate agreement that describes the respective terms governing such award, such as the exercise date, term and expiration, restrictions, value, form and timing of payment.

Stock Options
Stock options granted under the incentive plan provide grantees with the right to purchase shares of our common stock at a predetermined exercise price. The committee may grant stock options that are intended to qualify as ISOs, or stock options that are not intended to so qualify, which we refer to as non-ISOs. The incentive plan also provides that ISO treatment may not be available for stock options that become first exercisable in any calendar year to the extent the value of the underlying shares that are the subject of the stock option exceed $100,000, based upon the fair market value of the shares of our common stock on the stock option grant date. Any ISO shall be granted within ten years from the earlier of the date the incentive plan is adopted by our board of directors or the date the incentive plan is approved by our stockholders.

Stock Appreciation Rights (SARs)
A SAR generally permits a grantee to receive, upon exercise, shares of our common stock equal in value to the excess of (i) the fair market value, on the date of exercise, of the shares of our common stock with respect to which the SAR is being exercised, over (ii) the exercise price of the SAR for such shares. The committee may grant SARs in tandem with stock options, or independently of them. The committee has the discretion to grant SARs to any eligible employee or nonemployee director.

Exercise Price for Stock Options and SARs
The exercise price of non-ISOs and SARs may not be less than 100% of the fair market value of our common stock on the grant date of the award. The exercise price of ISOs may not be less than 110% of the fair market value of our common stock on the grant date of the award for owners who own more than 10% of our shares of common stock on the grant date. For ISOs granted to other participants and for options intended to be exempt from Internal Revenue Code Section 162(m) limitations, the exercise price may not be less than 100% of the fair market value of our common stock on the grant date. With respect to stock options and SARs, payment of the exercise price may be made in any of the following forms, or combination of them: shares of unrestricted stock held by the grantee for at least six months (or a lesser period as determined by the committee) prior to the exercise of the option or SAR, based upon its fair market value on the day preceding the date of exercise, or through simultaneous sale through a broker of unrestricted stock acquired on exercise. The exercise price of any option and SAR must be determined by the committee no later than the date of grant of such option or SAR and the exercise price shall be paid in full at the time of the exercise.

Exercise and Term of Options and SARs
The committee will determine the times, circumstances and conditions under which a stock option or SAR may be exercisable. Unless provided otherwise in the applicable award agreement, each option or SAR shall be exercisable in one or more installments commencing on or after the first anniversary of the grant date; provided, however, that all options or SARs shall become fully vested and exercisable upon a change of control, as defined in the incentive plan. To the extent exercisable in accordance with the agreement granting them, a stock option or SAR may be exercised in whole or in part, and from time to time during its term, subject to earlier termination relating to a holder’s termination of employment or service as may be determined by the committee at the time of the grant. The term during which grantees may exercise stock options and SARs may not exceed ten years from the date of grant or five years in the case of ISOs granted to employees who, at the time of grant, own more than 10% of our outstanding shares of common stock; provided that, an option (excluding ISOs) may, upon the death of the holder of such option, be exercised for up to one year following the date of the holder’s death, even if the period extends beyond the ten year limit.
Options and SARs granted to nonemployee directors will be exercisable with respect to one-third of the underlying shares on each of the first, second and third anniversaries of the grant date and will have a term of not more than ten years. If a nonemployee director ceases to serve as a director, any option or SAR granted to such director shall be exercisable during its remaining term, to the extent that the option or SAR was exercisable on the date the nonemployee director ceased to be a director.

Restricted Shares
Under the incentive plan, the committee may grant restricted shares that are forfeitable until certain vesting requirements are met. For restricted shares, the incentive plan provides the committee with discretion to determine the per share purchase price of such shares, which can not be less than the minimum consideration (as defined in the incentive plan generally as the par value of a share of common stock), and the terms and conditions under which a grantee’s interests in such awards become vested. The incentive plan also provides the committee with discretion to determine whether the payment of dividends declared on the shares should be deferred and held by us until restrictions on the shares lapse, whether dividends should be reinvested in additional shares of restricted shares subject to certain restrictions and terms, whether interest will be credited to the account of such holder for dividends not reinvested and whether dividends issued on the restricted shares should be treated as additional restricted shares. Payment of the purchase price for shares of restricted stock shall be made in full by the grantee before the delivery of such shares and, in any event, no later than ten days after the grant date for such shares. This payment may be made in cash or, with prior approval of the committee and subject to certain conditions, shares of restricted or unrestricted stock owned by the grantee. Under the incentive plan, the committee has discretion to provide in the award agreement that all or any portion of a grantee’s award of restricted shares shall be forfeited (a) upon the grantee’s termination of employment within a specified time period, (b) if specified performance goals are not satisfied by us or the grantee within a specified time period or (c) if any other listed restriction in the governing award agreement is not satisfied. If a share of restricted stock is forfeited, then the grantee shall be deemed to have resold such share to us at a specified price, we shall pay the grantee the amount due as soon as possible, but no later than 90 days after forfeiture, and the share of restricted stock shall cease to be outstanding.

Performance Awards
The incentive plan authorizes the committee to grant performance-based awards in the form of performance units and performance shares that are “performance compensation awards” that are intended to be exempt from Internal Revenue Code Section 162(m) limitations unless otherwise designated in the applicable award agreement. In either case, unless otherwise specified in the award agreement, upon the achievement, within the specified period of time, of the performance objectives, a performance unit shall be deemed exercised on the date on which it first becomes exercisable. Performance units are payable in cash or restricted stock, except that the committee may decide to pay benefits wholly or partly in stock delivered to the grantee or credited to a specified brokerage account. For performance shares, unless otherwise specified in the award agreement or by the committee, upon the achievement within the specified period of time of the performance objectives, grantees shall be awarded shares of restricted stock or common stock, unless the committee decides to pay cash in lieu of stock, based upon the number of percentage shares specified in the award agreement multiplied by the performance percentage achieved. The committee decides the length of performance periods, but the periods may not be less than one year nor more than 5 years. Any performance shares with respect to which the performance goals have not been achieved at the end of the performance period shall expire.
With respect to performance compensation awards, the incentive plan requires that the committee specify in writing the performance period to which the award relates, and an objective formula by which to measure whether and the extent to which the award is earned on the basis of the level of performance achieved with respect to one or more performance measures. Once established for a performance period, the performance measures and performance formula applicable to the award may not be amended or modified in a manner that would cause the compensation payable under the award to fail to constitute performance-based compensation under Internal Revenue Code Section 162(m).
Under the incentive plan, the possible performance measures to be used by the committee for performance compensation awards include stock price, basic earnings per share, operating income, return on equity or assets, cash flow, earnings before interest, taxes, depreciation and amortization, revenues, overall revenues or sales growth, expense reduction or management, market position, total income, return on net assets, economic value added, stockholder value added, cash flow return on investment, net operating profit, net operating profit after tax, return on capital and return on invested capital. Each measure will be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by us, or such other standard applied by the committee and, if so determined by the committee, and in the case of a performance compensation award, to the extent permitted under Internal Revenue Code Section 162(m), adjusted to reflect the impact of specified corporate transactions, special charges, foreign currency effects, accounting or tax law changes and other extraordinary or nonrecurring events. Performance measures may vary from performance period to performance period, and from grantee to grantee, and may be established on a stand-alone basis, in tandem or in the alternative.

Tandem Awards
The committee may grant and identify any award with another award granted under the incentive plan, on terms and conditions set forth by the committee.

Initial Awards
Our board of directors has authorized, effective and conditioned upon the consummation of this offering, awards for our management employees in the form of stock option grants, with an exercise price equal to the offering price of our shares in the offering. We currently anticipate that our fiscal 2005 grants will be as follows: options to purchase 28,000, 11,000, 6,000, 5,000 and 130,000 shares of common stock will be awarded to Messrs. Anderson, Bellino, Stoltz, Dunn, and all management employees as a group (approximately 75 employees), respectively.

Income Tax Withholding
As a condition for the issuance of shares of our common stock pursuant to awards, the incentive plan requires satisfaction of any applicable federal, state, local, or foreign withholding tax obligations that may arise in connection with the award or the issuance of shares of our common stock.

Transferability
Unless set forth in the agreement evidencing the award, awards (other than an award of restricted stock) may not be assigned or transferred except by will or the laws of descent and distribution or, in the case of an option other than an ISO, pursuant to a domestic relations order as defined under Rule 16a-12 under the Exchange Act. An option may be exercised during the lifetime of the grantee only by that grantee or his or her guardian, legal representatives or, except as would cause an ISO to lose such status, by a bankruptcy trustee. Notwithstanding the foregoing, the committee may set forth in the agreement evidencing the award (other than an ISO) that the award may be transferred to an immediate family member, or related trust or related partnership. The terms of an award shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the grantee. Each share of restricted stock shall be non-transferable until such share becomes non-forfeitable.

Certain Corporate Transactions
With respect to any award which relates to stock, in the event of our liquidation or dissolution or merger or consolidation with another entity, the incentive plan and awards issued thereunder shall continue in effect in accordance with their terms, except that following any of these events either (a) each outstanding award shall be treated as provided for in the agreement entered into in connection with the event or (b) if not so provided in the agreement entered into in connection with the event, a grantee shall be entitled to receive with respect to each share of stock subject to the outstanding award, upon the vesting, payment or exercise of the award the same number and kind of stock, securities, cash, property, or other consideration that each holder of a share of stock was entitled to receive in connection with that certain event.
The applicable award agreement pertaining to each award shall set forth the terms and conditions applicable to such award upon a termination of employment of any grantee by us, which, except for awards granted to nonemployee directors, shall be as the committee may, in its discretion, determine at the time the award is granted or thereafter.
     Term of Plan; Amendments and Termination
The term of the incentive plan is ten years from April 8, 2005, the date it was approved by our board of directors and stockholders, or at such earlier time as our board of directors may determine. Our board of directors may from time to time, amend or modify the incentive plan without the approval of our stockholders, unless stockholder approval is required (a) to retain ISO treatment under the Internal Revenue Code, (b) to permit transactions in stock under the incentive plan to be exempt from liability under Section 16(b) of the Exchange Act or (c) under the listing requirements of any securities exchange on which any of our equity securities are listed.
     Governing Law
Except where preempted by federal law, the law of the State of Georgia shall be controlling in all matters relating to the incentive plan, without giving effect to the conflicts of law principles thereof.

Employment Agreements
Set forth below are summaries of all of our employment agreements and arrangements with our named executive officers. The following summaries do not contain all of the terms of the agreements they summarize, and we refer you to the agreements, which are included as exhibits to the registration statement of which this prospectus forms a part, for a complete understanding of the terms thereof. See “Where You Can Find More Information.”
Letter Agreement with R. Edward Anderson
In November 2001, we entered into a letter agreement with Mr. Anderson, pursuant to which Mr. Anderson was appointed our Chief Executive Officer and member of our board of directors.
     Compensation
The letter agreement provides that Mr. Anderson will receive an annual base salary of $300,000 (not including perquisites) and will be eligible to earn a bonus of up to 50% of his base salary. Mr. Anderson’s bonus is contingent upon our obtaining certain financial goals.
At the time he was hired, we granted Mr. Anderson options to purchase shares of our common stock. These options vest in equal amounts over four years, subject to accelerated vesting in the event that we reach targeted financial goals. In the event that Mr. Anderson is terminated for a reason other than “cause” (which term is not defined in the agreement), we may repurchase any or all of his vested options at “fair market value” as determined by our board of directors. In the event that Mr. Anderson is terminated for “cause,” any and all of his vested options will be cancelled. The agreement does not have a definite term, does not contain a noncompetition provision and does not provide for the treatment of unvested options held by Mr. Anderson at the time of his termination. The agreement provides that all of Mr. Anderson’s unvested options will vest upon a “change of control” (which term is not defined in the agreement).
     Severance
The letter agreement provides that in the event that Mr. Anderson is terminated for any reason other than for “cause,” he is entitled to severance pay of $150,000 to be paid in arrears over a period of six months.
Amended Employment and Non-Interference Agreement with George A. Bellino
     Term and Termination
In April 1999, we entered into an employment and non-interference agreement with Mr. Bellino, pursuant to which Mr. Bellino was appointed our Chief Executive Officer and President for a period of two years. In December 2001, we amended certain terms of this employment and non-interference agreement, including to change Mr. Bellino’s position to Chief Merchandising Officer and President. Mr. Bellino’s amended agreement has a one year term and is automatically renewed for subsequent twelve-month periods subject to 90 days prior notice by either party. Mr. Bellino’s amended agreement provides that his employment may be terminated: (a) upon his death or disability, (b) by us for “cause” (described below), (d) by us for any reason other than those set forth in (a) or (b) or no reason, which the agreement defines as “no reason,” (e) by Mr. Bellino at will or (f) by Mr. Bellino if we do not satisfy our obligations under the agreement or materially reduce Mr. Bellino’s duties or change his title without consent, which the agreement defines as “reason.”
“Cause,” as defined in the agreement includes:

•	conviction or guilty plea to a serious felony, a crime of moral turpitude or other specified financial offenses,

•	a board determination that Mr. Bellino has committed a crime of moral turpitude,

•	a board determination that Mr. Bellino knowingly breached his fiduciary obligations to us, subject to notice and a cure period,

•	Mr. Bellino’s failure to discharge his duties under the agreement or substance abuse which materially interferes with the discharge of his duties, subject to notice and a cure period,

•	Mr. Bellino’s material violation of any non-competition or confidentiality agreement with us,

•	Mr. Bellino’s material violation of any other personal obligations under his agreement, subject to notice and a cure period, and

•	any other violation of law by Mr. Bellino that could have a material adverse effect on us, subject to notice and a cure period.
Mr. Bellino’s agreement provides that if he is terminated for any reason, he is entitled to receive all accrued and unpaid salary and benefits, reimbursement of expenses and continued medical coverage as legally required. In addition, in the event that Mr. Bellino is terminated (a) upon his death or disability, (b) by us for “no reason” or (c) by him with “reason,” then Mr. Bellino is entitled to receive payments, payable over a twelve-month period, equal to twelve months of his base salary on his termination date, subject to reduction for any compensation from other employment during such twelve-month period.
     Compensation
Under the agreement, Mr. Bellino receives an annual base salary of $215,000 (excluding perquisites), subject to review by the board, and is eligible for a bonus based on our performance. As provided in the agreement, Mr. Bellino’s bonus may be an amount equal to 35% of his base salary if we reach targeted financial goals. The agreement also provides for reimbursement of Mr. Bellino’s employment related expenses by us.
     Non-Interference and Non-Solicitation
During the term of his agreement and for a twelve-month period after his termination date, Mr. Bellino has agreed not to, without our consent:

•	own, manage, operate, control, invest or acquire an interest in, or otherwise engage or participate in, whether as a proprietor, partner, stockholder, lender, director, officer, employee, joint venturer, investor, lessor, agent, representative or other participant, any business which competes with us in any state where we operate, or

•	recruit, solicit or otherwise induce or influence any proprietor, partner, stockholder, lender, director, officer, employee, sales agent, joint venturer, investor, lessor, customer, agent, representative or any other person with a business relationship with us to discontinue, reduce or modify their relationship with us.
Limitation of Liability and Indemnification of Officers and Directors
As permitted by the Delaware General Corporation Law, we have adopted provisions in our second amended and restated certificate of incorporation and our amended and restated by-laws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our second amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the full extent permitted under Delaware law.
As permitted by the Delaware General Corporation Law, our amended and restated by-laws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our by-laws are not exclusive.
At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Related Party Transactions
Management Consulting Agreement
We are a party to an Amended and Restated Management Consulting Agreement, or the consulting agreement, effective as of February 1, 2004 with Hampshire Management Company LLC, or the consultant, which is an affiliate of one of the selling stockholders, pursuant to which it provides us with certain consulting services related to, but not limited to, our financial affairs, relationships with our lenders, stockholders and other third-party associates or affiliates, and the expansion of our business.
     Term and Termination
The consulting agreement has a four year term and is subject to automatic one year renewals each February 1, subject to 60 days prior notice of termination by either party. In addition, either party has the right to terminate the consulting agreement upon 90 days prior notice in the event of (a) a sale of all or substantially all of our common stock or assets, (b) a merger or consolidation in which we are not the surviving corporation or (c) a registered public offering of our common stock, which includes this offering. It is expected that both parties to the consulting agreement will waive any notice requirement for termination upon consummation of this offering.
     Compensation
Under the consulting agreement, we pay the consultant an annual management fee of $240,000, payable in monthly installments. We have also agreed to indemnify the consultant, its affiliates and associates, and each of the respective owners, partners, officers, directors, members, employees and agents of each, from and against any loss, liability, damage, claim or expenses (including the fees and expenses of counsel) relating to their performance under the consulting agreement. We believe that the terms of the consulting agreement are comparable to those we could have obtained from an unaffiliated third party.
Upon the consummation of this offering, the parties shall terminate the consulting agreement and we will pay the consultant a termination fee of $1.2 million no later than December 31, 2005.
Stockholders Agreement
We are party to a Stockholders Agreement, dated as of April 13, 1999, or the stockholders agreement, with Hampshire Equity Partners II, L.P., George Bellino and certain management stockholders. Pursuant to the stockholders agreement:

•	four members of our board of directors may be designated by the owners of the majority of the voting stock beneficially owned by Hampshire Equity Partners and its affiliates,

•	our stockholders have agreed generally not to transfer their shares,

•	our management stockholders have been granted tag-along rights in the event of the sale of more than 50% of our common stock,

•	our management stockholders have agreed to cooperate in any sale of the company by Hampshire Equity Partners, and

•	we have agreed to register shares of our common stock held by the stockholder parties in the event that we register additional shares of our common stock under the Securities Act of 1933, as amended, other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, merger, acquisition, dividend reinvestment plan, stock option or other employee benefit plan.
Pursuant to these rights under the stockholders agreement, Hampshire Equity Partners is entitled to include its shares of common stock in this registration statement, subject to the ability of the underwriters to limit the number of shares included in this offering. Under its terms, all of the provisions in the stockholders agreement will terminate upon consummation of this offering other than the registration rights described in the last bullet point above, although we expect to terminate the stockholders agreement in its entirety upon consummation of this offering.

Registration Rights Agreement
We expect to enter into a new registration rights agreement with Hampshire Equity Partners, who will hold 7,874,663 shares, or approximately 55%, of our shares of common stock on a fully diluted basis following the consummation of this offering. Pursuant to the terms and provisions of the new registration rights agreement, Hampshire Equity Partners will have the right from time to time, subject to certain restrictions, to cause us to register its shares of common stock for sale under the Securities Act of 1933, as amended, on Form S-1 or, if available, on Form S-2, Form S-3 or any similar short-form registration statement. In addition, if at any time we register additional shares of common stock, Hampshire Equity Partners will be entitled to include its shares of common stock in the registration statement relating to that offering. If our subsequent registration is made pursuant to an underwritten offering, Hampshire Equity Partners must sell its registrable securities to the underwriters selected by us if they choose to participate in that registration.
Nominating Agreement
In connection with this offering, we will enter into a nominating agreement with Hampshire Equity Partners pursuant to which we, acting through our nominating and corporate governance committee, will agree, subject to the requirements of our directors’ fiduciary duties, that (i) Hampshire Equity Partners will be entitled to designate up to two directors to be nominated for election to our board of directors as long as Hampshire Equity Partners owns in the aggregate at least 40% of the shares of our common stock which it owned immediately prior to the consummation of this offering or (ii) Hampshire Equity Partners will be entitled to designate one director to be nominated for election to our board of directors as long as Hampshire Equity Partners owns in the aggregate less than 40% and at least 15% of the shares of our common stock which it owned immediately prior to the consummation of this offering. If at any time Hampshire Equity Partners owns less than 15%, it will not have the right to nominate any directors for election to our board of directors.

Principal and Selling Stockholders
The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of April 28, 2005, and as adjusted to reflect the sale of 1,150,000 shares of common stock by selling stockholders, by the following persons:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each of our directors and named executive officers;

•	all directors and executive officers as a group; and

•	each of the selling stockholders.
This table lists applicable percentage ownership based on 9,295,000 shares of common stock outstanding as of April 28, 2005, and also lists applicable percentage ownership based on shares of common stock outstanding after completion of this offering. The information in the table is adjusted for the 26-for-one stock split of our common stock, which was effected on May 11, 2005.
We have determined beneficial ownership in the table in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have deemed shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days of April 28, 2005 to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address of all listed stockholders is c/o Citi Trends, Inc., 102 Fahm Street, Savannah, Georgia 31401.

				Number of
	Number of			Shares	Percentage
	Shares			Beneficially	of Shares	Percentage of
	Beneficially		Number of	Owned	Outstanding	Shares
	Owned Prior		Shares Being	After the	Before the	Outstanding After
Name of Beneficial Owner	to the Offering		Offered	Offering	Offering	the Offering

Directors and Named Executive Officers:
R. Edward Anderson Chief Executive Officer and Director	528,502	(1)	61,837	466,665	5.4%	3.8%
George A. Bellino President, Chief Merchandising Officer and Director	556,504	(2)	65,432	491,072	5.8%	4.0%
Thomas W. Stoltz Chief Financial Officer	78,000	(3)	9,083	68,917	*	*
James A. Dunn Vice President of Store Operations	65,000	(3)	7,569	57,431	*	*
Tracy L. Noll Director	90,064	(4)	—	90,064	*	*
John S. Lupo Director	5,200	(3)	—	5,200	*	*
Gregory P. Flynn(5) Director	8,893,612		993,077	7,900,535	95.0%	65.5%
Laurens M. Goff(6) Director	8,893,612		993,077	7,900,535	95.0%	65.5%
Directors and executive officers as a group (eight persons)	10,216,882		1,136,998	9,079,884	98.7%	69.6%

			Number of
	Number of		Shares	Percentage
	Shares		Beneficially	of Shares	Percentage of
	Beneficially	Number of	Owned	Outstanding	Shares
	Owned Prior	Shares Being	After the	Before the	Outstanding After
Name of Beneficial Owner	to the Offering	Offered	Offering	Offering	the Offering

5% Stockholder:
Hampshire Equity Partners II, L.P. (7)	8,893,612	993,077	7,900,535	95.0%	65.5%
Other Selling Stockholders:
Jon Devorkin Divisional Merchandise Manager	52,000(3)	6,055	45,945	*	*
Allison Smith Divisional Merchandise Manager	52,000(3)	6,055	45,945	*	*
Rimma Shusterman Divisional Merchandise Manager	15,600(3)	892	14,708	*	*

(1)	Includes 91,000 shares of common stock and 437,502 options to purchase shares of common stock exercisable within 60 days of April 28, 2005.

(2)	Includes 195,000 shares of common stock and 361,504 options to purchase shares of common stock exercisable within 60 days of April 28, 2005.

(3)	Consists of options to purchase shares of common stock exercisable within 60 days of April 28, 2005.

(4)	Includes 45,500 shares of common stock and 44,564 options to purchase shares of common stock exercisable within 60 days of April 28, 2005.

(5)	Mr. Flynn is the Managing Partner of Hampshire Equity Partners and is deemed to beneficially own the shares of common stock held by it. Mr. Flynn has disclaimed beneficial ownership of the shares of common stock held by Hampshire Equity Partners.

(6)	Mr. Goff is a Principal of Hampshire Equity Partners and is deemed to beneficially own the shares of common stock held by it. Mr. Goff has disclaimed beneficial ownership of the shares of common stock held by Hampshire Equity Partners.

(7)	The address of Hampshire Equity Partners II, L.P. is 520 Madison Avenue, New York, New York 10022. Lexington Equity Partners II, L.P. is the general partner of Hampshire Equity Partners and has ultimate voting and investment control over the shares of our common stock held by Hampshire Equity Partners. The general partner of Lexington Equity Partners II, L.P. is Lexington Equity Partners, Inc., or Lexington Inc. Tracey Rudd, an employee of Hampshire Equity Partners, is the President of Lexington Inc. and Mr. Flynn, one of our directors, is the Vice President of Lexington Inc.

*	Less than 1%.

Description of Capital Stock
General
We are authorized to issue 20,000,000 shares of common stock, $0.01 par value per share, and 5,000 shares of undesignated preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our second amended and restated certificate of incorporation and amended and restated by-laws, which we have included as exhibits to the registration statement of which this prospectus forms a part.
Common Stock
Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as our board of directors may from time to time determine.
Voting Rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
No Preemptive or Similar Rights. No holder of our common stock is entitled to preemptive rights to subscribe for any shares of capital stock and our common stock is not subject to conversion or redemption.
Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred Stock
Upon the closing of this offering, no shares of, and no securities convertible into, our preferred stock will be outstanding.
Upon the closing of this offering, under our second amended and restated certificate of incorporation our board of directors will be authorized, subject to the limits imposed by the Delaware General Corporation Law, but without further action by our stockholders, to issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.
Anti-Takeover Effects of Various Provisions of the Delaware General Corporation Law and Our Second Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws
Provisions of the Delaware General Corporation Law, our second amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
     Delaware Anti-Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•	the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time a person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.
In addition, provisions of our second amended and restated certificate of incorporation and amended and restated by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.
Classified Board of Directors. Our second amended and restated certificate of incorporation divides our board into three classes having staggered terms, with one of such classes being elected each year for a new three-year term. Class I directors will have an initial term expiring in 2006, Class II directors will have an initial term expiring in 2007 and Class III directors will have an initial term expiring in 2008. Class I will be comprised of the director who will occupy our vacant director position, which we intend to fill after the consummation of this offering. Class II will be comprised of Messrs. Noll and Lupo. Class III will be comprised of Messrs. Flynn and Anderson.
Quorum Requirements; Removal of Directors. Our second amended and restated certificate of incorporation provides for a minimum quorum of one-third in voting power of the outstanding shares of our capital stock entitled to vote, except that a minimum quorum of a majority in voting power of the outstanding shares of our capital stock entitled to vote is necessary to hold a vote for any director in a contested election, the removal of a director or the filling of a vacancy on our board of directors. Directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors.
No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless provided for otherwise in a company’s certificate of incorporation. Our second amended and restated certificate of incorporation does not grant our stockholders cumulative voting rights.
No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders. Our second amended and restated certificate of incorporation generally prohibits stockholder action by written consent. It and our amended and restated by-laws also provide that special meetings of our stockholders may be called only by (1) the chairman of our board of directors or (2) our board of directors pursuant to a resolution approved by our board of directors or (3) our board of directors upon a request by holders of at least 50% in voting power of all the outstanding shares entitled to vote at that meeting.
Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of ten days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held and not more than 120 days prior to such meeting.
Limitations on Liability and Indemnification of Officers and Directors. As discussed above under “Management-Limitation of Liability and Indemnification of Officers and Directors,” the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends or stock repurchases); or

•	for transactions from which the director derived improper personal benefit.
Our amended and restated by-laws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our amended and restated by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our second amended and restated certificate of incorporation provides that the following provisions in the second amended and restated certificate of incorporation may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote:

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in (1) the chairman of our board of directors, (2) our board of directors pursuant to a resolution adopted by our board of directors and (3) our board of directors upon a request by holders of at least 50% in voting power of all the outstanding shares entitled to vote at that meeting;

•	the provisions relating to the classification of our board of directors;

•	the provisions relating to the size of our board of directors;

•	the provisions relating to the quorum requirements for stockholder action and the removal of directors;

•	the limitation on the liability of our directors to us and our stockholders;

•	the provisions granting authority to our board of directors to amend or repeal our by-laws without a stockholder vote, as described in more detail in the next succeeding paragraph; and

•	the supermajority voting requirements listed above.
Our second amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our second amended and restated certificate of incorporation.
In addition, our second amended and restated certificate of incorporation and our amended and restated by-laws provide that the same provisions listed above and found in our amended and restated by-laws may be amended by stockholders representing no less than two-thirds of the voting power of all the outstanding shares of our capital stock entitled to vote.
Listing
We intend to list our common stock on the Nasdaq National Market under the trading symbol “CTRN.”
Transfer Agent and Registrar
Upon consummation of this offering, the transfer agent and registrar for the common stock will be American Stock Transfer and Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038.

Shares Eligible for Future Sale
Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, 11,995,000 shares of common stock will be outstanding, assuming no exercise of currently outstanding and exercisable options. Of these shares, the shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act of 1933, as amended, unless they are held by our “affiliates” as that term is used under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The remaining 8,145,000 shares of common stock held by existing stockholders are restricted shares. In addition, upon consummation of this offering, a total of 1,817,594 options will be outstanding, of which 1,614,144 options will be fully vested. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act of 1933, as amended, which rules are summarized below.
In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, are entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission.
Sales under Rule 144 are subject to requirements relating to the manner of sale, notice and the availability of current public information about us. A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.
Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act of 1933, as amended, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.
In addition, we expect to file a registration statement on Form S-8 registering shares of common stock subject to outstanding stock options or reserved for issuance under our Amended and Restated 1999 Stock Option Plan and 2005 Long-Term Incentive Plan. We expect to file this registration statement as soon as practicable after the consummation of this offering. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up agreements described below.
Lock-Up Agreements
Each of our officers and directors and certain other stockholders, including Hampshire Equity Partners, have agreed to a 180-day “lock-up” with respect to our shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. These lock-up agreements cover 9,115,344 fully diluted shares of our common stock. We have also agreed to such a restriction. This means that, for a period of 180 days following the date of this prospectus (the “lock-up period”), subject to specified exceptions, we and such persons may not, directly or indirectly, offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. In addition, the lock-up period may be extended in the event that we release earnings or announce certain material news within specified time periods prior to the termination of the lock-up period. The restrictions in the lock-up agreements will not prevent such persons from transferring their shares or other securities as gifts, to members of their immediate family or to a trust for the benefit of themselves of member of their family or by will or intestacy, provided, in each case, that the transferee of such shares of other securities agrees to be locked-up to the same extent as the person from whom they received the shares.
We have been advised by CIBC World Markets Corp. that the release of any lock-up agreement by it will be considered on a case-by-case basis. The factors considered by CIBC World Markets Corp. in any such decision may include the length of time before the lock-up agreement expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, and the identity of the person or entity seeking the release (i.e., us or one of our affiliates, shareholders, executive officers or directors). We have also been advised by the underwriters that the underwriters have no current intention of waiving the lock-ups.
Registration Rights
Pursuant to the registration rights agreement to be executed upon consummation of this offering, Hampshire Equity Partners has the right to demand registration of its shares and to include its shares in registration statements that we file after the consummation of this offering, subject to certain exceptions. See “Related Party Transactions—Registration Rights Agreement.”

Underwriting
We and the selling stockholders will enter into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Piper Jaffray & Co., SG Cowen & Co., LLC and Wachovia Capital Markets, LLC, are acting as the representatives of the underwriters.
The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares

CIBC World Markets Corp.
Piper Jaffray & Co.
SG Cowen & Co., LLC
Wachovia Capital Markets, LLC

Total	3,850,000

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.
The shares should be ready for delivery on or about                     , 2005 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the initial public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $           per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $           per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 577,500 additional shares to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $          and the total proceeds to us will be $          . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.
The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

		Total Without	Total With Full
		Exercise of Over-	Exercise of Over-
	Per Share	Allotment Option	Allotment Option

Citi Trends, Inc.	$	$	$
Selling Stockholders
We estimate that the total expenses of the offering for us and the selling stockholders, excluding the underwriting discount, will be approximately $                    . We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
Each of our officers and directors and certain other stockholders, including Hampshire Equity Partners, have agreed to a 180-day “lock-up” with respect to our shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. These lock-up agreements cover 9,115,344 fully diluted shares of our common stock. This means that for a period of 180 days following the date of this prospectus, (the “lock-up period”) subject to specified exceptions, such persons may not, directly or indirectly, offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. In addition, the lock-up period may be extended in the event that we release earnings or announce certain material news within specified time periods prior to the termination of the lock-up period. The restrictions in the lock-up agreements will not prevent such persons from transferring their shares or other securities as gifts, to members of their immediate family or to a trust for the benefit of themselves of member of their family or by will or intestacy, provided in each case, that the transferee of such shares of other securities agree to be locked-up to the same extent as the person from whom they received the shares.
We have agreed not to issue, sell or register (other than pursuant to a registration statement on Form S-8), or otherwise dispose of, directly or indirectly, any of our equity securities (or any securities convertible into, exercisable for or exchangeable for our equity securities), except for this offering and the issuance of equity securities pursuant to our Amended and Restated 1999 Stock Option Plan or our 2005 Long-Term Incentive Plan, during the lock-up period without the consent of CIBC World Markets Corp. In the event that during the lock-up period, (A) any shares are issued pursuant to our Amended and Restated 1999 Stock Option Plan or our 2005 Long Term Incentive Plan that are exercisable during the lock-up period (other than issuances, after the consummation of this offering, upon conversion of options outstanding as of the date of this prospectus), or (B) any registration is effected on Form S-8 or on any successor form relating to shares that are exercisable during the lock-up period (other than shares issued or issuable upon conversion of options outstanding as of the date of this prospectus), we have agreed to obtain the written agreement of such grantee or holder of such registered securities that, during the lock-up period, such person will not, without the prior written consent of CIBC World Markets Corp., offer for sale, sell, distribute, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or exercise any registration rights with respect to, such shares of our common stock (or any securities convertible into, exercisable for, or exchangeable for such shares of our common stock) owned by such person.
The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.
There is no established trading market for the shares. The offering price for the shares has been determined by us, the selling stockholders and the representative, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies; and

•	the market capitalization and stages of development of other companies which we and the representative believe to be comparable to us.

Rules of the Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representative purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.
Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.
Congress Financial Corporation (Southwest), an affiliate of Wachovia Capital Markets, LLC, is the lender under our credit agreement and Wachovia Capital Markets, LLC is acting as an underwriter in this offering. As such, Congress Financial Corporation (Southwest) has received and will continue to receive customary fees in connection with the credit agreement. In addition, in the future, certain of the underwriters or their affiliates may provide us, from time to time, with other financial advisory or commercial or investment banking services, for which we expect they will receive customary fees and commissions.
Based on information provided to us by CIBC World Markets Corp. and Hampshire Equity Partners, a managing director of CIBC World Markets Corp. has an approximate 0.03% indirect interest in our Series A Preferred Stock and our common stock, through ownership of limited partnership interests in Hampshire Equity Partners. Assuming an initial public offering price of $13.00 per share, we do not expect the proceeds with respect to this indirect interest to exceed $10,000 in the aggregate.
As set forth above under “Principal and Selling Stockholders,” Hampshire Equity Partners, on a fully diluted basis, currently holds approximately 81% of our common stock and after the offering will hold approximately 58% of our common stock. Based upon this ownership interest, Hampshire Equity Partners is an “affiliate” of the company (as such term is defined under the Securities Act of 1933, as amended) and may be deemed to be an “underwriter” under the Securities Act of 1933, as amended. Certain of our other “affiliates” are also selling stockholders in this offering, including Messrs. Anderson, Bellino, Stoltz, Dunn and Devorkin and Ms. Smith and Ms. Shusterman, who are members of management and employees of ours, and may similarly be deemed to be “underwriters” under the Securities Act of 1933, as amended. See “Principal and Selling Stockholders.”
Legal Matters
The validity of the common stock offered hereby will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. DLA Piper Rudnick Gray Cary US LLP, Baltimore, Maryland, has represented the underwriters in this offering.
Experts
The financial statements of Citi Trends, Inc. as of January 29, 2005 and January 31, 2004 and for the fiscal years ended January 29, 2005, January 31, 2004 and February 1, 2003 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the adoption of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”
Where You Can Find More Information
We have filed with the Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, for the common stock offered in this offering. In addition, upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy our registration statement and the attached exhibits and schedules without charge at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1 (800) SEC-0330 for further information on the public reference room. You may also inspect reports, proxy and information statements and other information that we file electronically with the Commission without charge at its Internet site, http://www.sec.gov.
This prospectus constitutes part of the registration and does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.
After the offering, we intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accountants.

Citi Trends, Inc.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Citi Trends, Inc.:
We have audited the accompanying balance sheets of Citi Trends, Inc. (the “Company”) as of January 29, 2005, and January 31, 2004, and the related statements of income, stockholders’ equity, and cash flows for the fiscal years ended January 29, 2005, January 31, 2004 and February 1, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citi Trends, Inc. as of January 29, 2005, and January 31, 2004, and the results of its operations and its cash flows for the fiscal years ended January 29, 2005, January 31, 2004 and February 1, 2003 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the financial statements, effective July 6, 2003 the Company adopted the provisions of the Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.
/s/     KPMG LLP
Jacksonville, Florida
March 30, 2005, except as to Note 12(c) which is as of April 28, 2005 and Note 12(d) which is as of May 11, 2005

Citi Trends, Inc.
Balance Sheets
January 29, 2005 and January 31, 2004

	January 29,	January 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$11,801,442	$9,954,232
Inventory	36,172,832	22,712,369
Prepaid and other current assets	2,600,933	1,770,998
Deferred tax asset	1,139,000	530,604

Total current assets	51,714,207	34,968,203
Property and equipment, net	17,573,767	12,749,601
Goodwill	1,371,404	1,371,404
Other assets	130,182	123,992

Total assets	$70,789,560	$49,213,200

Liabilities and Stockholders’ Equity
Current liabilities:
Borrowings under revolving lines of credit	$—	$—
Accounts payable	28,132,301	19,577,370
Accrued expenses	3,199,772	2,121,520
Accrued compensation	2,537,643	1,669,462
Current portion of long-term debt	78,953	74,762
Current portion of capital lease obligations	718,425	566,667
Income tax payable	2,455,247	331,342
Layaway deposits	252,791	133,028

Total current liabilities	37,375,132	24,474,151
Long-term debt, less current portion	1,526,110	1,494,302
Capital lease obligations, less current portion	688,473	494,547
Preferred shares subject to mandatory redemption	3,984,763	5,160,313
Deferred tax liability	818,000	333,445
Other long-term liabilities	2,632,113	752,574

Total liabilities	47,024,591	32,709,332

Stockholders’ equity:
Common stock, $0.01 par value. Authorized 20,000,000 shares; 9,460,750 and 9,445,150 shares issued in 2005 and 2004; 9,295,000 shares outstanding in 2005 and 2004	3,639	3,633
Paid-in-capital	4,120,894	4,011,601
Retained earnings	19,828,629	12,571,384
Treasury stock, at cost; 165,750 and 150,150 shares in 2005 and 2004	(164,550)	(57,750)
Subscription receivable	(23,643)	(25,000)

Total stockholders’ equity	23,764,969	16,503,368

Commitments and contingencies (notes 9 and 10)
Total liabilities and stockholders’ equity	$70,789,560	$49,213,200

See accompanying notes to financial statements.

Citi Trends, Inc.
Statements of Income
Years Ended January 29, 2005, January 31, 2004 and February 1, 2003

	Fiscal	Fiscal	Fiscal
	2004	2003	2002

Net sales	$203,441,772	$157,198,306	$124,950,935
Cost of sales	127,307,594	98,145,216	77,806,541

Gross profit	76,134,178	59,053,090	47,144,394
Selling, general and administrative expenses	63,593,731	48,844,888	38,759,624

Income from operations	12,540,447	10,208,202	8,384,770
Interest expense, including redeemable preferred stock dividend	732,202	563,342	255,708

Income before provision for income taxes	11,808,245	9,644,860	8,129,062
Provision for income taxes	4,551,000	3,726,914	3,101,237

Net income	$7,257,245	$5,917,946	$5,027,825

Basic income per common share	$0.78	$0.62	$0.51

Diluted income per common share	$0.67	$0.54	$0.44

Average number of shares outstanding
Basic	9,302,800	9,295,000	9,295,000

Diluted	10,879,388	10,771,410	10,757,110

See accompanying notes to financial statements.

Citi Trends, Inc.
Statements of Cash Flows
Years Ended January 29, 2005, January 31, 2004 and February 1, 2003

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Operating activities:
Net income	$7,257,245	$5,917,946	$5,027,825
Adjustment to reconcile net income to net cash provided by operating activities:
Dividends on preferred shares subject to mandatory redemption	324,450	189,263	—
Depreciation and amortization	4,871,682	4,032,602	3,014,549
Deferred income taxes	(123,841)	161,883	541,742
Loss on disposal of fixed assets	80,719	23,396	93,189
Interest on Subscription Receivable	(9,643)	—	—
Noncash compensation expense	103,299	123,273	161,882
Changes in assets and liabilities:
Inventory	(13,460,463)	(5,669,857)	(2,110,472)
Prepaid and other current assets	(845,787)	(577,991)	374,919
Income tax receivable	—	195,068	60,795
Other assets	(29,334)	(16,020)	(39,294)
Accounts payable	8,554,931	6,108,110	1,956,945
Accrued expenses and other long-term liabilities	2,823,842	647,045	576,631
Accrued compensation	868,181	(247,906)	880,225
Income tax payable	2,123,905	331,342	—
Layaway deposits	119,763	(28,761)	(82,278)

Net cash provided by operating activities	12,658,949	11,189,393	10,456,658

Investing activities:
Purchase of property and equipment	(8,631,233)	(6,117,954)	(5,926,622)

Financing activities:
Fee paid for continuance of revolving line of credit	—	—	(50,000)
Borrowings under revolving line of credit	37,716,044	26,295,521	133,369,853
Repayments under revolving line of credit	(37,716,044)	(26,295,521)	(137,059,791)
Repayments on long-term debt and capital lease obligations	(831,456)	(942,054)	(742,969)
Proceeds from issuance of long-term debt	—	—	1,680,000
Payment of dividends on preferred shares subject to mandatory redemption	(1,366,050)	—	—
Proceeds from payment of shareholder note receivable	11,000	—	—
Proceeds from sale of stock	6,000	—	—

Net cash used in financing activities	(2,180,506)	(942,054)	(2,802,907)

Net increase in cash and cash equivalents	1,847,210	4,129,385	1,727,129
Cash and cash equivalents:
Beginning of period	9,954,232	5,824,847	4,097,718

End of period	$11,801,442	$9,954,232	$5,824,847

Supplemental disclosures of cash flow information:
Cash paid for interest	$518,557	$352,933	$255,708
Cash paid for income taxes	$2,550,938	$3,036,620	$2,498,700
Supplemental disclosures of noncash activities:
Dividends accrued on redeemable preferred stock	$—	$135,187	$327,713
Purchases of property and equipment financed by entering into capital leases	$1,106,338	$670,503	$660,012
Insurance settlement not yet received related to loss of fixed assets and inventory related to store fire	—	192,384	—
See accompanying notes to financial statements.

Citi Trends, Inc.
Statements of Stockholders’ Equity
Years Ended January 29, 2005, January 31, 2004 and February 1, 2003

	Common Stock				Treasury Stock
			Paid-in	Retained			Subscription
	Shares	Amount	Capital	Earnings	Shares	Amount	Receivable	Total

Balance—February 2, 2002	9,445,150	3,633	3,726,446	2,088,513	150,150	(57,750)	(25,000)	5,735,842
Expense recorded in connection with issuance of stock options			161,882					161,882
Accrued preferred stock dividends				(327,713)				(327,713)
Net income				5,027,825				5,027,825

Balance— February 1, 2003	9,445,150	3,633	3,888,328	6,788,625	150,150	(57,750)	(25,000)	10,597,836
Expense recorded in connection with issuance of stock options			123,273					123,273
Accrued preferred stock dividends				(135,187)				(135,187)
Net income				5,917,946				5,917,946

Balance— January 31, 2004	9,445,150	3,633	4,011,601	12,571,384	150,150	(57,750)	(25,000)	16,503,868
Exercise of stock options	15,600	6	5,994					6,000
Expense recorded in connection with issuance of stock options			103,299					103,299
Purchase of 600 shares of common stock in exchange for a 3 year note					15,600	(106,800)		(106,800)
Interest recorded on subscription receivable							(9,643)	(9,643)
Payment received on subscription receivable							11,000	11,000
Net income				7,257,245				7,257,245

Balance— January 29, 2005	9,460,750	3,639	4,120,894	19,828,629	165,750	(164,550)	(23,643)	23,764,969

See accompanying notes to financial statements.

Citi Trends, Inc.
Notes to Financial Statements
January 29, 2005, January 31, 2004 and February 1, 2003

(1)	Organization and Business
Citi Trends, Inc. (the “Company”) is a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. As of January 29, 2005, the Company operated 200 stores in Alabama, Arkansas, Florida, Georgia, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Texas, and Virginia.

(2)	Summary of Significant Accounting Policies

(a)	Fiscal Year
The Company’s fiscal year ends on the Saturday closest to January 31 of each year. The years ended January 29, 2005, January 31, 2004 and February 1, 2003 are referred to as fiscal 2004, 2003 and 2002, respectively, in the accompanying financial statements. Fiscal years 2004, 2003 and 2002 are each comprised of 52 weeks.

(b)	Cash and Cash Equivalents
For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(c)	Inventory
Inventory is stated at the lower of cost (first-in, first-out basis) or market as determined by the retail inventory method less a provision for inventory shrinkage. Under the retail inventory method, the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. The Company believes the first-in first-out retail inventory method results in an inventory valuation that is fairly stated.

(d)	Property and Equipment, net
Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives (principally three to five years for computer equipment and furniture, fixtures and equipment, five years for leasehold improvements, and 15 years for buildings) of the related assets or the relevant lease term, whichever is shorter.

(e)	Goodwill
Goodwill represents the excess of the purchase price over the fair value of assets acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, as of February 3, 2002. Pursuant to SFAS No. 142, goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead tested for impairment at least annually. The Company performed this analysis at the end of fiscal 2004 and no impairment was indicated.

(f)	Impairment of Long-Lived Assets
If facts and circumstances indicate that a long-lived asset, including property and equipment, may be impaired, the carrying value of long-lived assets is reviewed. If this review indicates that the carrying value

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003
of the asset will not be recovered as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. Impairment losses in the future are dependent on a number of factors such as site selection and general economic trends, and thus could be significantly different from historical results. To the extent the Company’s estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in impairment charges.

(g)	Stock-Based Compensation
The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (“FASB”) interpretation (FIN) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. The Company recognizes the fair value of stock rights granted to non-employees in the accompanying financial statements. SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, an amendment of FASB Statement No. 123, establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and the Company has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net income for fiscal 2004, 2003 and 2002 if the fair-value-based method had been applied to all outstanding and unvested awards in the period. Pro forma information regarding net income and net income per share is required in order to show our net income as if we had accounted for employee stock options under the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation— Transition Disclosure. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option pricing model.

	2004	2003	2002

Net income, as reported	$7,257,245	$5,917,946	$5,027,825
Add stock-based employee compensation expense included in reported net income, net of tax of $39,791, $45,855 and $62,729, respectively	63,508	77,415	99,153
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax of $86,829, $68,120 and $47,157, respectively	(138,583)	(114,997)	(74,538)

Pro forma net income	$7,182,170	$5,880,364	$5,052,440

As reported basic income per common share	$0.78	$0.62	$0.51

Pro forma basic income per common share	$0.77	$0.62	$0.51

As reported diluted income per common share	$0.67	$0.54	$0.44

Pro forma diluted income per common share	$0.66	$0.53	$0.44

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003

(h)	Revenue Recognition
Revenue from retail sales is recognized at the time of the sale, net of an allowance for estimated returns. The Company allows for returns up to 10 days after the date of sales and the estimate for returns is based on actual return activity 10 days after the period ends. Revenue from layaway sales is recognized when the customer has paid for and received the merchandise. If the merchandise is not fully paid for within 60 days, the customer is given a refund or store credit for merchandise payments made, less a re-stocking fee and a program service charge. Program service charges, which are non-refundable, are recognized in revenue when collected. All sales are from cash, check or major credit card company transactions. The Company does not offer company-sponsored customer credit accounts.

(i)	Cost of Sales
Cost of sales includes the cost of inventory sold during the period, net of discounts and allowances; purchasing costs; transportation costs including inbound freight and internal transfer costs. Distribution center costs, advertising and promotional expenses are not considered a portion of cost of sales and are included as part of selling, general and administrative expenses.

(j)	Certain Financial Instruments with Characteristics of Liabilities and Equity
The Company has prospectively adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 also includes required disclosures for financial instruments within its scope. For the Company, SFAS No. 150 was effective for instruments entered into or modified after May 1, 2003 and otherwise effective as of February 1, 2004, except for mandatorily redeemable financial instruments. As such, the Company adopted the provisions of SFAS No. 150 for our Series A Preferred Stock on July 6, 2003 which required the Company to classify the Series A Preferred Stock as a liability on our balance sheet. The effective date of SFAS No. 150 has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. To illustrate the effect of SFAS No. 150 the following table shows net income if SFAS No. 150 had not been adopted for fiscal 2004, 2003 and 2002.

	2004	2003	2002

Net income, as reported	$7,257,245	$5,917,946	$5,027,825
Add dividends on preferred shares subject to mandatory redemption	324,450	189,263	—

Pro forma net income	$7,581,695	$6,107,209	$5,027,825

(k)	Earnings per Share
Earnings per common share amounts are based on the weighted average number of common shares outstanding and diluted earnings per share amounts are based on the weighted average number of common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options.

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003
The following table provides a reconciliation of the earnings figures used to calculate earning per share and used in calculating diluted earnings per share for fiscal 2004, 2003 and 2002:

	2004	2003	2002

Net income, as reported	$7,257,245	$5,917,946	$5,027,825
Subtract dividends on preferred shares subject to mandatory redemption	—	135,188	324,450

Numerator for EPS calculation	$7,257,245	$5,782,758	$4,703,375

The following table provides a reconciliation of the number of average common shares outstanding used to calculate earning per share to the number of common shares and common share equivalents outstanding used in calculating diluted earnings per share for fiscal 2004, 2003 and 2002:

	2004	2003	2002

Average number of common shares outstanding	9,302,800	9,295,000	9,295,000
Incremental shares from assumed exercises of stock options	1,576,588	1,476,410	1,462,110

Average number of common shares and common stock equivalents outstanding	10,879,388	10,771,410	10,757,110

For fiscal 2004 and 2002 there were no options outstanding to purchase shares of common stock excluded from the calculation of diluted earnings per share because of antidilution. For fiscal 2003, there was an immaterial number of options outstanding to purchase shares of common stock excluded from the calculation of diluted earnings per share because of antidilution.

(l)	Advertising
The Company expenses all advertising expenditures as incurred. Advertising expense for fiscal 2004, 2003 and 2002 was $1,164,701, $905,872 and $618,051, respectively.

(m)	Operating Leases
We account for our store leases in accordance with SFAS No. 13, Accounting for Leases and other authoritative guidance. Rent expense for operating leases, which have escalating rentals over the term of the lease, is recognized on a straight-line basis over the initial term.
Certain of our leases contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. Incentives, rent holidays and minimum rental expenses are recognized on a straight-line basis over the term of the lease based on the date of initial possession, which is generally the date the property is available to the Company to make improvements in preparation of its intended use.
For tenant improvement allowances, we record a deferred rent liability on the balance sheet and amortize the deferred rent over the term of the lease as a reduction to rent expense.

(n)	Store Opening and Closing Costs
New and relocated store opening costs are charged directly to expense when incurred. When the Company decides to close or relocate a store, the Company records an expense for the present value of expected future rent payments, net of sublease income, in the period that a store closes or relocates.

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003

(o)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(p)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(q)	Business Reporting Segments
The Company is a value-priced retailer of urban fashion apparel and accessories for the entire family. The Company’s chief operating decision maker reviews performance and the allocation of resources on a store by store basis. Because the Company operates one business activity and the level of review by the Company’s chief operating decision maker is on a store by store basis, the Company has determined that its operations are within one reportable segment. Accordingly, financial information on industry segments is omitted. All sales are to customers and assets are located within the United States.

(r)	Other Comprehensive Income
The Company did not have any components of other comprehensive income for fiscal 2004, 2003 and 2002.

(s)	Recently Issued Accounting Standards Not Currently Effective
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Under SFAS No. 123R, the Company, beginning in the third quarter of 2005, will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide services in exchange for the award.
Currently, the Company discloses the estimated effect on net income of these share-based payments in the notes to the financial statements. The estimated fair value (cost) of the share-based payments has historically been determined using the Black-Scholes pricing model. As of the date of this report, the Company had not calculated the cost of share-based payments using the various other methods allowed by SFAS No. 123R and has not yet decided on the method to be used upon implementation of this standard. The actual compensation cost resulting from share-based payments to be included in the Company’s future results of operations may vary significantly from the amounts currently disclosed in the notes to the financial statements.

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003

(3)	Property and Equipment, Net
The components of property and equipment at January 29, 2005 and January 31, 2004 are as follows:

	January 29,	January 31,
	2005	2004

Land	$810,000	$810,000
Building	1,340,000	1,340,000
Leasehold improvements	12,134,815	8,885,163
Furniture, fixtures, and equipment	13,660,714	9,000,105
Computer equipment	6,535,924	4,823,922

	34,481,453	24,859,190
Accumulated depreciation and amortization	16,907,686	12,109,589

	$17,573,767	$12,749,601

Depreciation expense for fiscal 2004, 2003 and 2002 was $4,848,537, $4,011,456 and $2,999,666, respectively. Computer equipment held under capital leases and related accumulated depreciation was $4,466,372 and $3,103,821, respectively, at January 29, 2005 and $3,373,409 and $2,448,245, respectively, at January 31, 2004.

(4)	Revolving Lines of Credit
The Company has a revolving line of credit secured by substantially all of the Company’s assets pursuant to which the Company pays customary fees. This secured line of credit expires in April 2007. At January 29, 2005, the line of credit provided for aggregate cash borrowings and the issuance of letters of credit up to the lesser of $25,000,000 or the Company’s borrowing base (approximately $23,500,000 at January 29, 2005), as defined in the credit agreement. Borrowings under this secured line of credit bear interest at either the prime rate or the Eurodollar rate plus 2.25%, at the Company’s election, based on conditions in the credit agreement. Additionally, there is a letter of credit fee of 1.25% per annum on the outstanding balance of letters of credit. At January 29, 2005, there were no outstanding borrowings on the revolving line of credit, nor were there any outstanding letters of credit. Under the terms of the credit agreement, the Company is required to maintain a minimum tangible net worth. The Company was in compliance with this requirement at January 29, 2005.
In September 2003, the Company entered into an annual unsecured revolving line of credit with Bank of America that expires in June 2005. At January 29, 2005, the line of credit provided for aggregate cash borrowings up to $3,000,000. Borrowings under the credit agreement bear interest at the London Interbank Offered Rate (“LIBOR”) plus 2.00%. At January 29, 2005, there were no outstanding borrowings on the unsecured revolving line of credit.
The Company borrows funds under these revolving lines of credit from time to time and subsequently repays such borrowings with available cash generated from operations.

(5)	Long-term Debt and Capital Lease Obligations
Capital Leases. The Company has capital lease obligations that finance the purchase of its computer equipment. These obligations have maturity dates ranging from March 2005 to December 2007. The interest

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003
rates on these obligations range from 7.2% to 11.5%. All of these obligations are secured by the computer equipment.
As of January 29, 2005 and January 31, 2004, long-term debt and capital lease obligations consist of the following:

	January 29,	January 31,
	2005	2004

Mortgage payable issued to finance purchase of land and building; payable in monthly installments of $14,913, including interest, through June 2007 with a balloon payment of $1,303,412 due July 2007; interest at a fixed rate of 6.80%; secured by land and building	$1,496,121	$1,569,064
Non-negotiable three year junior subordinated note payable on September 30, 2007 issued in exchange for 600 shares of common stock	108,942	—
Capital lease obligations issued to finance purchase of computer equipment; payable in monthly installments averaging approximately $68,092, $45,357 and $15,889 in 2005, 2006 and 2007, with maturity dates ranging from March 2005 to December 2007; interest at rates ranging from 7.2% to 11.5%; secured by computer equipment	1,406,898	1,061,214

	3,011,961	2,630,278
Less current portion of long-term debt and capital lease obligations	797,378	641,429

	$2,214,583	$1,988,849

As of January 31, 2004, annual long-term debt and capital lease obligation maturities are as follows:

	Long-term	Capital Lease
Fiscal Year	Debt	Obligations

2005	$78,953	$801,112
2006	85,984	544,278
2007	1,440,126	182,639

	1,605,063	1,528,029
Less portion attributable to future interest payments (at rates ranging from 7.2% to 11.5%)	—	(121,131)

	$1,605,063	$1,406,898

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003

(6)	Income Taxes
The provision for income taxes for fiscal 2004, 2003 and 2002 consists of the following:

	2004	2003	2002

Current:
Federal	$3,910,115	$2,987,496	$2,136,445
State	764,726	577,535	423,050

	4,674,841	3,565,031	2,559,495

Deferred:
Federal	(104,170)	135,658	465,423
State	(19,671)	26,225	76,319

	(123,841)	161,883	541,742

	$4,551,000	$3,726,914	$3,101,237

Income tax expense computed using the federal statutory rate is reconciled to the reported income tax expense as follows for fiscal 2004, 2003 and 2002:

	2004	2003	2002

Statutory rate applied to income before income taxes	$4,014,803	$3,279,252	$2,763,881
State income taxes, net of federal benefit	491,736	385,794	329,584
General business credits	(182,000)	(161,023)	(117,004)
Dividends on preferred stock	110,313	66,240	—
Other	116,148	156,651	124,776

Provision for income taxes	$4,551,000	$3,726,914	$3,101,237

The components of deferred tax assets and liabilities at January 29, 2005 and January 31, 2004 are as follows:

	2005	2004

Deferred tax assets:
Deferred rent amortization	$518,531	$189,682
Inventory capitalization	850,156	572,515
Vacation liability	177,333	61,750
Stock compensation	171,477	129,071
Other	56,000	16,000

	1,773,497	969,018
Deferred tax liabilities:
Book and tax depreciation differences	(681,945)	(188,881)
Prepaid expenses	(462,832)	(309,464)
Goodwill	(170,652)	(129,612)
Other	(137,068)	(143,902)

	(1,452,497)	(771,859)

Net deferred tax asset	$321,000	$197,159

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. As such, a valuation allowance for deferred tax assets was not considered necessary at January 29, 2005 and January 29, 2004.

(7)	Preferred Shares Subject to Mandatory Redemption
The Company’s Series A Preferred Stock is nonvoting and has liquidation and dividend preferences over the common stock. All outstanding shares of Series A Preferred Stock can be redeemed by the Company with board of director approval, and must be redeemed by April 2009 or earlier in the event of a change in control or the liquidation of the Company, at a price of $1,000 per share, plus accrued dividends. Dividends on Series A Preferred Stock are cumulative at the rate of 9% of the amount of capital contributed for such shares and are payable upon the earlier of a declaration by the board of directors or a change in control or liquidation of the Company. At January 29, 2005 and January 31, 2004 the Company had accrued interest and dividends payable of $379,763 and $1,555,313, respectively. During fiscal 2003, the Company’s board of directors adopted a resolution whereby the Company intends to begin repaying its Series A Preferred Stock and all dividends accrued thereon at a rate of $500,000 per quarter, beginning in the second quarter of fiscal 2004. In fiscal 2004 the Company paid dividends and interest of $1.5 million.

(8)	Stockholders’ Equity

(a)	Stockholders Agreement
The Company is party to a Stockholders Agreement dated April 13, 1999 (the “Stockholders Agreement”) with Hampshire Equity Partners II, L.P., George Bellino and certain management stockholders. Pursuant to the Stockholders Agreement, four members of the Company’s board of directors may be designated by the owners of the majority of the voting stock beneficially owned by Hampshire Equity Partners and its affiliates; the Company’s stockholders have agreed generally not to transfer their shares; the Company’s management stockholders have been granted tag-along rights in the event of the sale of more than 50% of our common stock; the Company’s management stockholders have agreed to cooperate in any sale of the company by Hampshire Equity Partners and the Company has agreed to register shares of the Company’s common stock held by the stockholder parties in the event that the Company registers additional shares of the Company’s common stock under the Securities Act, other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, merger, acquisition, dividend reinvestment plan, stock option or other employee benefit plan.

(b)	Equity Transactions with Officer
In December 2001, the Company issued options to an officer for 436,800 shares of common stock. Since the estimated fair market value of the Company’s common stock issued exceeded the exercise price of these options on the date of grant, the Company recognized charges to earnings during fiscal 2004, 2003 and 2002 of $44,627, $84,441 and $161,882, respectively. Additional charges related to these options of $17,721 will be recognized in fiscal 2005.

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003

(c)	Equity Transactions with Majority Stockholder
In August 2003, the Company’s board of directors adopted a plan (the “Anti-Dilution Plan”) whereby stock options are to be issued to the Company’s majority stockholder, as well as certain defined members of management, in amounts necessary to prevent the dilution of their ownership percentage as a result of the issuance of stock options to other employees of the Company. Options granted under this Anti-Dilution Plan are to be issued at the estimated fair market value of the Company’s common stock on the date of grant and vest immediately. This Anti-Dilution Plan was terminated. See Note 12. During fiscal 2004 and 2003, the Company issued stock options for 31,174 and 39,078 shares of common stock, respectively, under this Anti-Dilution Plan, 29,562 and 37,050, respectively, of which were issued to its majority stockholder. Because the majority stockholder does not qualify as an employee, FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” required the Company to recognize a charge to earnings during fiscal 2004 and 2003 of $58,672 and $38,832, respectively. The fair value of the vested options was determined using the Black-Scholes option-pricing model.

(d)	Stock Options
In 1999, the Company established the 1999 Citi Trends, Inc. Stock Option Plan (the “Plan”). The Plan provides for the grant of incentive and nonqualified options to key employees and directors. The board of directors determines the exercise price of option grants. Option grants generally vest in equal installments over four years from the date of grant and are generally exercisable up to ten years from the date of grant. The Company has authorized up to 1,950,000 shares of common stock for issuance under the Plan.
A summary of option activity in the Plan for fiscal 2004, 2003 and 2002 is as follows:

	2004		2003		2002

		Wtd Avg		Wtd Avg		Wtd Avg
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of period	1,791,374	0.77	1,728,896	0.40	1,718,496	$0.38
Granted	124,774	6.75	192,478	3.79	46,800	2.09
Exercised	(15,600)	0.38	—	—	—	—
Forfeited	(39,000)	3.35	(130,000)	0.65	(36,400)	0.38

Outstanding end of period	1,861,548	1.12	1,791,374	0.77	1,728,896	0.40

Options exercisable end of period	1,616,498	0.67	1,383,096	0.49	962,910	$0.38

At January 29, 2005 the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.38 to $6.85 and 6 years, respectively.

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003
The following table summarizes the status of Company options exercisable at January 29, 2005 by exercise price:

					Total Intrinsic
Exercise Price &			Weighted Average		Value of Options
Fair Value of Stock		Number	Remaining	Number	at Date of
on Date of Grant	Quarter of Grant	Outstanding	Contractual Life	Exercisable	Grant

$ 0.38*	4th Quarter 2001 and prior	1,552,096	5.4	1,498,146	$336,000
$1.92	1st Quarter 2002	20,800	7.0	10,400	—
$2.69	2nd Quarter 2002	10,400	7.5	5,200	—
$3.62	2nd Quarter 2003	101,478	8.4	58,578	—
$3.81	3rd Quarter 2003	26,000	8.6	6,500	—
$4.46	4th Quarter 2003	26,000	8.8	6,500	—
$6.54	1st Quarter 2004	36,400	9.2	—	—
$6.81	2nd Quarter 2004	20,800	9.3	—	—
$6.85	3rd Quarter 2004	67,574	9.6	31,174	—

		1,861,548		1,616,498	$336,000

*	436,800 shares were granted during the 4th quarter 2001, the exercise price was $0.38 and the fair value of the options were $1.15.
The fair value of options granted during the years ended January 29, 2005, January 31, 2004 and February 1, 2003 was $2.50, $1.31 and $0.80, respectively, using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	2005	2004	2003

Dividend yield	0.00%	0.00%	0.00%
Expected volatility	50.00%	50.00%	50.00%
Risk-free interest rate	2.50%	2.50%	3.60%
Expected life, in years	10 years	10 years	10 years
Forfeiture rate	10.00%	10.00%	10.00%

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003

(9)	Commitments and Contingencies
The Company leases its stores under operating leases, which generally have an initial term of five years with a five-year renewal option. Future minimum rental payments under operating leases having noncancelable lease terms at January 29, 2005 are as follows:

Fiscal Year:

2005	$8,223,506
2006	7,318,638
2007	6,032,679
2008	4,706,191
2009	2,365,894
Thereafter	614,920

Total future minimum lease payments	$29,261,828

Certain operating leases provide for fixed monthly rentals while others provide for rentals computed as a percentage of net sales. Certain operating leases provide for a combination of both fixed monthly rental and rentals computed as a percentage of net sales. Rental expense was $8,417,799, $6,363,257 and $4,787,768 for the fiscal 2004, 2003 and 2002 (including $723,471, $794,444 and $539,090 of percentage rent), respectively.
The Company from time to time is involved in various legal proceedings incidental to the conduct of its business, including claims by customers, employees or former employees. The Company is currently the defendant in a putative collective action lawsuit commenced by a former employee under the Fair Labor Standards Act. The suit is pending in District Court of the United States for the Middle District of Alabama, Northern Division. The plaintiff is seeking unpaid compensation and benefits, liquidated damages, attorneys fees, costs and injunctive relief. The case is in its early stages, and the Company is in the process of evaluating the claims made. While the Company’s review of the allegations is preliminary, it believes that its business practices are, and were during the relevant periods, in compliance with the law. While the Company is unable to predict the outcome of this matter, it plans to defend this suit vigorously.

(10)	Related Party Transactions
The Company is a party to an Amended and Restated Management Consulting Agreement, or the consulting agreement, effective as of February 1, 2004 with Hampshire Management Company LLC, or the consultant, which is an affiliate of the Company’s majority shareholder, pursuant to which it provides the Company with certain consulting services related to, but not limited to, financial affairs, relationships with lenders, stockholders and other third-party associates or affiliates, and the expansion of the Company’s business.

Term and Termination
The consulting agreement has a four year term and is subject to automatic one year renewals each February 1, subject to 60 days prior notice of termination by either party. In addition, either party has the right to terminate the consulting agreement upon 90 days prior notice in the event of (a) a sale of all or substantially all of our common stock or assets, (b) a merger or consolidation in which we are not the surviving corporation or (c) a registered public offering of our common stock, which includes this offering. It is expected that both parties to the consulting agreement will waive any notice requirement for termination upon consummation of this offering.

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003

Compensation
Under the consulting agreement, the Company pays the consultant an annual management fee of $240,000, payable in monthly installments. The Company agreed to indemnify the consultant, its affiliates and associates, and each of the respective owners, partners, officers, directors, members, employees and agents of each, from and against any loss, liability, damage, claim or expenses (including the fees and expenses of counsel) relating to their performance under the consulting agreement.
Upon the consummation of the Company’s IPO (see note 12), the Company intends to negotiate a termination of the consulting agreement and has tentatively agreed to pay the consultant a termination fee of $1.2 million before December 31, 2005.
Included in operating expenses are management fees of $240,000, $240,000 and $190,000 for fiscal 2004, 2003 and 2002, respectively.

(11)	Valuation and Qualifying Accounts
The following table presents amounts that have been reserved on the balance sheet.

Inventory
Shrinkage
Reserve

Balance at February 2, 2002	$806,367
Additions charged to costs and expenses	2,066,634
Deductions	(1,808,188)

Balance at February 1, 2003	$1,064,813

Additions charged to costs and expenses	2,541,749
Deductions	(2,672,235)

Balance at January 31, 2004	$934,327

Additions charged to costs and expenses	2,917,053
Deductions	(2,629,883)

Balance at January 29, 2005	$1,221,497

Additions charged to costs and expenses is the result of anticipated inventory shrinkage. Deductions represent actual inventory shrinkage incurred from physical inventories taken during the fiscal year.

(12)	Subsequent Events
      (a) Initial Public Offering
On February 28, 2005, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to register shares in an initial public offering (“IPO”). The IPO is expected to be consummated during the second quarter of 2005.

Citi Trends, Inc.
Notes to Financial Statements—(Continued)
January 29, 2005, January 31, 2004 and February 1, 2003
      (b) Long-Term Incentive Plan
On March 8, 2005 the Company adopted the 2005 Long-Term Incentive Plan which will become effective upon the consummation of the IPO. Under the Incentive Plan, the Company has reserved 910,000 shares of Common Stock for the grant of stock options and other equity incentive awards.
      (c) Termination of Anti-Dilution Plan
On April 28, 2005, the Company terminated the Anti-Dilution Plan discussed in Note 8(c).
      (d) Stock Split
In connection with the IPO, on May 11, 2005, the Board of Directors approved a 26-for-1 stock split of the Company’s common stock. All share and per share amounts related to common stock and stock options included in the accompanying financial statements and footnotes have been restated to reflect the stock split.

Citi Trends

QUALITY
= VALUE

WELCOME TO Citi Trends

Junior & Missy

3,850,000 Shares
Common Stock

PROSPECTUS

                    , 2005
CIBC World Markets

Piper Jaffray	SG Cowen & Co.	Wachovia Securities

You should rely only on information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.
Until                     , 2005 (25 days after the commencement of the offering), all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD fee and the Nasdaq National Market listing fee.

SEC registration fee	$6,774.52
NASD filing fee	6,255.75
Nasdaq National Market listing fee	5,000.00
Printing	250,000.00
Legal fees and expenses	700,000.00
Accounting fees and expenses	450,000.00
Transfer agent and registrar fees	15,000.00
Miscellaneous	116,969.73

Total	$1,550,000.00

Item 14.	Indemnification of Directors and Officers.
As permitted by Section 102(b)(7) of the Delaware General Corporation Law, we have adopted provisions in our second amended and restated certificate of incorporation and amended and restated by-laws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonable available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our second amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated by-laws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated by-laws are not exclusive.
Our second amended and restated certificate of incorporation, attached as Exhibit 3.1 hereto, and our amended and restated by-laws, attached as Exhibit 3.2 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “1933 Act”).
The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors for specified liabilities, including matters arising under the 1933 Act.

Item 15.	Recent Sales of Unregistered Securities.
Set forth below in reverse chronological order is information regarding the number of shares of capital stock and options issued by us since April 2002. Also included is the consideration if any received by us for the securities.
There was no public offering in any such transaction and we believe that each transaction was exempt from the registration requirements of the 1933 Act, by reason of Regulation D and Section 4(2) of the 1933 Act, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof. In addition, we believe that the transactions described below with respect to the issuance of option grants and warrants to our employees and directors were exempt from registration requirements of the 1933 Act by reason of Rule 701 promulgated thereunder.
     Common Stock
In January 2004, a former employee of ours resigned with 15,600 shares of vested stock options. The employee exercised his options in March 2004 pursuant to the provisions of our Amended and Restated 1999 Stock Option Plan and we issued to him shares of our common stock. In September 2004, pursuant to the terms and conditions of our Amended and Restated 1999 Stock Option Plan, we repurchased the 15,600 shares of common stock from him for the then fair market value of the common stock. As consideration we issued him a non-negotiable three year junior subordinated note in the amount of $106,800. The common shares we repurchased are currently held by us in treasury stock.
     Options
On March 10, 2004, Messrs. Lupo and Noll received options to purchase 2,600 shares of our common stock at an exercise price of $6.54 per share. Also in fiscal 2004, we granted Messrs. Anderson, Bellino and Noll options to purchase 312, 676 and 156 shares of our common stock, respectively, at an exercise price of $6.85 per share.
Additionally, during fiscal 2004, certain employees, including buyers and district managers, received options to purchase an aggregate of 88,868 shares of our common stock pursuant to the terms of our Amended and Restated 1999 Stock Option Plan.
In August 2003, our board of directors adopted an Anti-Dilution Plan whereby stock options are to be issued to Hampshire Equity Partners, as well as other common stockholders, in amounts necessary to prevent the dilution of their ownership percentage as a result of the issuance of stock options to our other employees. Options granted under this Anti-Dilution Plan are to be issued at the estimated fair market value of our common stock on the date of grant and vest immediately. The Anti-Dilution Plan was terminated effective on April 28, 2005. See Note 12 to our consolidated financial statements. During fiscal 2004 and fiscal 2003, we issued stock options for 31,174 and 39,078 shares of common stock, respectively, under this Anti-Dilution Plan, 37,050 of which were issued to Hampshire Equity Partners. Because Hampshire Equity Partners does not qualify as an employee, FIN No. 44 required us to recognize a charge to earnings during fiscal 2004 and fiscal 2003 of $58,672 and $38,832, respectively. The fair value of the vested options was determined using the Black-Scholes option-pricing model.

Item 16.	Exhibits and Financial Statement Schedules
(a)     Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit No.		Description

1.1		Form of Underwriting Agreement*

3.1		Form of Second Amended and Restated Certificate of Incorporation*

3.2		Form of Amended and Restated By-laws*

4.1		Specimen certificate for shares of common stock, $.01 par value*

5.1		Opinion of Paul, Hastings, Janofsky & Walker LLP*

10.1		Letter Agreement by and between R. Edward Anderson and Citi Trends, Inc., dated November 16, 2001*

10.2		Employment and Non-Interference Agreement by and between George Bellino and Citi Trends, Inc., dated as of April 13, 1999*

10.3		Amendment No. 1 to the Employment and Non-Interference Agreement by and between George Bellino and Citi Trends, Inc., dated as of December 2001*

10.4		The Loan and Security Agreement, dated as of April 2, 1999, by and between Congress Financial Corporation (Southwest) and Allied Fashion, Inc.*

10.5		First Amendment to Loan and Security Agreement, dated as of June 28, 2000, by and between Congress Financial Corporation (Southwest) and Allied Fashion, Inc.*

10.6		Second Amendment to Loan and Security Agreement, dated as of November 30, 2000, by and between Congress Financial Corporation (Southwest) and Allied Fashion, Inc.*

10.7		Third Amendment to Loan and Security Agreement, dated as of January 2003, by and between Congress Financial Corporation (Southwest) and Citi Trends, Inc.*

10.8		Fourth Amendment to Loan and Security Agreement, dated as of February 9, 2005, by and between Congress Financial Corporation (Southwest) and Citi Trends, Inc.*

10.9		Lease Agreement, dated as of September 30, 2004, by and between Meyer Warehouse, LLC, as landlord, and Citi Trends, Inc., as tenant*

10.1	0	$3.0 Million Promissory Note of Citi Trends, Inc. payable to Bank of America issued on June 21, 2004*

10.1	1	Form of 2005 Long Term Incentive Plan*

10.1	2	Form of Nominating Agreement by and between Citi Trends, Inc. and Hampshire Equity Partners II, L.P.*

Exhibit No.		Description

10.1	3	Form of Registration Rights Agreement by and between Citi Trends, Inc. and Hampshire Equity Partners II, L.P.*

10.1	4	Amended and Restated Hampshire Management Consulting Agreement, effective as of February 1, 2004 by and between Citi Trends, Inc. and Hampshire Management Company LLC*

10.1	5	Form of Termination Agreement by and between Citi Trends, Inc. and Hampshire Management Company LLC*

14.1		Citi Trends, Inc. Code of Business Conduct*

23.1		Consent of KPMG LLP**

23.2		Consent of Paul Hastings, Janofsky & Walker LLP (included in Exhibit 5.1)*

24.1		Power of Attorney*

 * Previously filed.
** Filed herewith.

Item 17.	Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 3 to the Registration Statement has been signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 11th of May, 2005.

CITI TRENDS, INC.

By:	/s/ R. Edward Anderson

R. Edward Anderson
Chief Executive Officer (Principal Executive Officer)

By:	/s/ Thomas W. Stoltz

Thomas W. Stoltz
Chief Financial Officer (Principal Financial and Accounting Officer)
Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registrant’s Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. Edward Anderson R. Edward Anderson, on behalf of himself as well as Attorney-in-Fact	Chief Executive Officer (Principal Executive Officer)	May 11, 2005

/s/ Thomas W. Stoltz Thomas W. Stoltz, on behalf of himself as well as Attorney-in-Fact	Chief Financial Officer (Principal Financial and Accounting Officer)	May 11, 2005

* George A. Bellino	Director	May 11, 2005

* Gregory P. Flynn	Director	May 11, 2005

* Laurens M. Goff	Director	May 11, 2005

* John S. Lupo	Director	May 11, 2005

* Tracy L. Noll	Director	May 11, 2005

*By: /s/ R. Edward Anderson R. Edward Anderson Attorney-in-Fact

*By: /s/ Thomas W. Stoltz Thomas W. Stoltz Attorney-in-Fact

Exhibit Index

Exhibit No.		Description

1.1		Form of Underwriting Agreement*

3.1		Form of Second Amended and Restated Certificate of Incorporation*

3.2		Form of Amended and Restated By-laws*

4.1		Specimen certificate for shares of common stock, $.01 par value*

5.1		Opinion of Paul, Hastings, Janofsky & Walker LLP*

10.1		Letter Agreement by and between R. Edward Anderson and Citi Trends, Inc., dated November 16, 2001*

10.2		Employment and Non-Interference Agreement by and between George Bellino and Citi Trends, Inc., dated as of April 13, 1999*

10.3		Amendment No. 1 to the Employment and Non-Interference Agreement by and between George Bellino and Citi Trends, Inc., dated as of December 2001*

10.4		The Loan and Security Agreement, dated as of April 2, 1999, by and between Congress Financial Corporation (Southwest) and Allied Fashion, Inc.*

10.5		First Amendment to Loan and Security Agreement, dated as of June 28, 2000, by and between Congress Financial Corporation (Southwest) and Allied Fashion, Inc.*

10.6		Second Amendment to Loan and Security Agreement, dated as of November 30, 2000, by and between Congress Financial Corporation (Southwest) and Allied Fashion, Inc.*

10.7		Third Amendment to Loan and Security Agreement, dated as of January 2003, by and between Congress Financial Corporation (Southwest) and Citi Trends, Inc.*

10.8		Fourth Amendment to Loan and Security Agreement, dated as of February 9, 2005, by and between Congress Financial Corporation (Southwest) and Citi Trends, Inc.*

10.9		Lease Agreement, dated as of September 30, 2004, by and between Meyer Warehouse, LLC, as landlord, and Citi Trends, Inc., as tenant*

10.1	0	$3.0 Million Promissory Note of Citi Trends, Inc. payable to Bank of America issued on June 21, 2004*

10.1	1	Form of 2005 Long Term Incentive Plan*

10.1	2	Form of Nominating Agreement by and between Citi Trends, Inc. and Hampshire Equity Partners II, L.P.*

10.1	3	Form of Registration Rights Agreement by and between Citi Trends, Inc. and Hampshire Equity Partners II, L.P.*

10.1	4	Amended and Restated Hampshire Management Consulting Agreement, effective February 1, 2004, by and between Citi Trends, Inc. and Hampshire Management Company LLC*

Exhibit No.		Description

10.1	5	Form of Termination Agreement, by and between Citi Trends, Inc. and Hampshire Management Company LLC*

14.1		Citi Trends, Inc. Code of Business Conduct*

23.1		Consent of KPMG LLP**

23.2		Consent of Paul Hastings, Janofsky & Walker LLP (included in Exhibit 5.1)*

24.1		Power of Attorney (included on the signature page hereto)*

 * Previously filed.
** Filed herewith.